Katy

2003 ANNUAL REPORT

STRUCTURED FOR GROWTH

CORPORATE PROFILE

Katy Industries, Inc. is a diversified manufacturing company with operations in two primary industry segments: Maintenance Products and Electrical Products.

Headquartered in Middlebury, Connecticut, Katy is made up of a group of businesses that serves the needs of commercial customers, consumer retail outlets and original equipment manufacturers (OEMs). Katy's businesses serve this varied group by producing quality products and delivering them efficiently. Katy fosters internal growth through a focus on low-cost production, and through an aggressive marketing and product development program.

Katy Industries, Inc. is traded on the New York Stock Exchange under the symbol KT.

FINANCIAL HIGHLIGHTS

Years Ended December 31,

(Thousands of dollars, except per share data and ratios)	**2003**	2002	2001	2000	1999
Net sales	**$436,410**	$445,755	$447,108	$508,850	$511,933
(Loss) income from continuing operations	**$ (18,887)**	$ (53,083)	$ (65,464)	$ (9,111)	$ 8,944
Discontinued operations [a]	**9,523**	(1,152)	2,202	3,653	1,511
Cumulative effect of a change in accounting principle [a]	**—**	(2,514)	—	—	—
Net (loss) income	**$ (9,364)**	$ (56,749)	$ (63,262)	$ (5,458)	$ 10,455
(Loss) earnings per share—Basic:					
(Loss) income from continuing operations	**$ (3.06)**	$ (7.67)	$ (7.54)	$ (1.08)	$ 1.07
Discontinued operations	**1.16**	(0.14)	0.26	0.43	0.18
Cumulative effect of a change in accounting principle	**—**	(0.30)	—	—	—
(Loss) earnings per common share	**$ (1.90)**	$ (8.11)	$ (7.28)	$ (0.65)	$ 1.25
(Loss) earnings per share—Diluted:					
(Loss) income from continuing operations	**$ (3.06)**	$ (7.67)	$ (7.54)	$ (1.08)	$ 0.89
Discontinued operations	**1.16**	(0.14)	0.26	0.43	0.15
Cumulative effect of a change in accounting principle	**—**	(0.30)	—	—	
(Loss) earnings per common share	**$ (1.90)**	$ (8.11)	$ (7.28)	$ (0.65)	$ 1.04
Total assets	**$241,708**	$275,977	$347,955	$446,723	$493,104
Working capital [b] [d]	**81,483**	78,504	86,733	112,787	122,776
Debt [c]	**39,663**	45,451	84,093	133,838	150,902
Total liabilities	**139,416**	157,405	173,691	263,490	299,893
Preferred interest in subsidiary	**—**	16,400	16,400	32,900	32,900
Stockholders' equity	**102,292**	102,172	157,864	150,333	160,311
Depreciation and amortization [d]	**21,954**	19,259	20,216	21,096	17,772
Capital expenditures	**13,435**	10,119	12,566	14,196	21,066
Cash dividends declared per common share	**$ 0.00**	$ 0.00	$ 0.00	$ 0.30	$ 0.30
Weighted average common shares outstanding—Basic	**8,214,712**	8,370,815	8,393,210	8,403,701	8,366,178
Weighted average common shares outstanding—Diluted	**8,214,712**	8,370,815	8,393,210	8,403,701	10,015,238
Ratio of debt to capitalization	**27.9%**	27.7%	32.5%	42.2%	43.8%
Number of employees	**1,808**	2,261	2,922	3,509	3,834

[a] Presented net of tax.
[b] Accounts receivable plus inventory less accounts payable.
[c] Inclusive of amounts classified as current and long-term.
[d] From continuing operations only.

STRUCTURED FOR GROWTH

55 FACILITIES IN 2001


Mexico
Taiwan
Ireland
United Kingdom
Toronto

RESTRUCTURED TO 20 FACILITIES IN 2004


Taiwan
Ireland
United Kingdom
Toronto
Katy Corporate Office
Electrical Products Offices & Distribution
Filters & Grillbricks Manufacturing & Distribution
Mops, Brooms & Brushes Manufacturing & Distribution
Abrasives Manufacturing & Distribution
Metals Manufacturing & Distribution
Plastics Manufacturing & Distribution

LETTER TO SHAREHOLDERS

DEAR SHAREHOLDERS,



Since the company was recapitalized in June 2001, our management team has been immersed in an aggressive campaign to restructure our core operations. We have eliminated 33 facilities with two more due to close in 2004—see maps on page 1; implemented a central services model to improve service to our customers and reduce administrative cost; sourced products from lower cost vendors; improved our management of exposure to raw material price increases; reduced working capital; strengthened our balance sheet; divested four non-core businesses; and re-invigorated our new product development pipeline. During 2003 we reported restructuring and other non-recurring or unusual items of $25.7 million pre-tax. These charges are lower than they were in 2001 and 2002, and will decrease significantly in 2004, as we complete our major restructuring projects.

While we continue to focus on productivity improvement, we are shifting our emphasis from restructuring to a multi-year implementation of world-class manufacturing programs, including Lean Manufacturing, Six Sigma, employee recruiting and development, lean business processes, e-purchasing and other information technology applications.

We now have a company that is structured to grow through competitive pricing, new products, improved customer service and acquisitions. Sales for the year were down 2.1% but during the fourth quarter our sales grew 7.2% and we grew revenue in the first quarter of 2004 (from the same period in 2003). These are encouraging signs that the work we have done to position the company for growth is taking root.

EARNINGS:

Sales for the year from continuing operations were $436.4 million. Our reported loss from continuing operations of $18.9 million included $25.7 million of pre-tax restructuring and other non-recurring or unusual items, which are listed in the chart below. When adjusted to exclude the restructuring and non-recurring or unusual items set forth below and normalized for taxes, we had income from continuing operations for 2003 of $2.3 million, versus a loss from continuing operations of ($0.1) million, in 2002.

	2003	2002
Loss from continuing operations, as reported	**$(18.9)**	$(53.1)
Impairments of long-lived assets	**11.9**	21.2
Severance, restructuring and related charges	**8.1**	19.2
Loss on SESCO transaction	—	6.0
Impairment of equity method investment in Sahlman	**5.5**	—
Other, net	**0.2**	—
Normalizing tax adjustment	**(4.5)**	6.6
Income (loss) from continuing operations, as adjusted	**$ 2.3**	$ (0.1)

"WE NOW HAVE A COMPANY THAT IS STRUCTURED TO GROW THROUGH MORE COMPETITIVE PRICING, NEW PRODUCTS, IMPROVED CUSTOMER SERVICE AND ACQUISITIONS."

GROSS MARGIN
(in percent)



13.2%
16.2%
17.5%
2001
2002
2003*

*Reported Gross Profit of $70.8 million plus atypically high depreciation expense of $5.4 million in 2003, divided by net sales of $436.4 million.

Gross margin remained stable at 16.2% versus 2002. However, excluding $5.4 million in atypically high depreciation expense in 2003 resulting from the shortening of the useful lives of certain manufacturing assets, our gross margin improved to 17.5% as benefits realized from our cost reduction initiatives offset higher costs of raw material, transportation and insurance in 2003. Selling, general and administrative expenses as a percent of sales decreased from 14.3% in 2002 to 13.7% in 2003.

WORKING CAPITAL AND LIQUIDITY:

Working capital (defined here as accounts receivable plus inventory less accounts payable) was at 19% of sales, better than our target of 20%. Accounts receivable were at 56 days outstanding, inventory at 64 days usage and accounts payable at 42 days outstanding. Free cash flow from operations (defined as cash flow from operations of $8.0 million less capital expenditures of $13.4 million) was negative $5.4 million in 2003 due to payments on previously recorded restructuring liabilities, restructuring capital expenditures and higher year-end accounts receivable due to a strong sales month in December. We expect free cash flow to be positive in 2004.

We reduced debt (net of cash balances) during 2003 by $7.7 million, ending the year at $32.9 million. We repurchased 482,800 shares of our common stock on the open market for $2.5 million. We also purchased all of the outstanding preferred units owned by the former owner of one of our subsidiaries at a 40% discount, resulting in a

SG&A TO SALES
(in percent)



15.9%
14.3%
13.7%
2001
2002
2003

$6.6 million benefit to our shareholders, a reduction in annual financing cost of $1.3 million and the elimination of $16.4 million of this debt from our balance sheet. The cash to reduce debt and purchase our common stock and the preferred units was provided by the proceeds from the sale of non-core assets.

ACQUISITIONS, DIVESTITURES AND DISCONTINUED OPERATIONS:

We acquired Spraychem Ltd. in April 2003 and integrated the business into our product line in the United Kingdom.

We sold two non-core businesses, GC/Waldom and Duckback for net proceeds of $23.6 million. These operations are classified as discontinued operations for all periods presented in this annual report.

SUBSEQUENT EVENTS:

In April 2004, we refinanced our outstanding debt through a new credit agreement with Fleet Capital Corporation as agent. This new agreement continues to provide us with $110 million of committed funds consisting of $20 million of term debt and a $90 million revolving loan facility. Since the inception of a similar facility in February 2003, we had repaid $18.2 million of the previous term loan. The additional borrowing capacity created by the incremental term loan proceeds will be a key source of liquidity as we look to grow our revenues in 2004 and beyond through new product development and acquisitions. In addition, this agreement provides for separate credit facilities in Canada and the United Kingdom which gives us the flexibility to borrow funds locally in these countries and provides us with a natural hedge against foreign currency fluctuations.

We also resumed our $5.0 million share repurchase plan, which had been previously suspended in November 2003.

LOOKING FORWARD:

We have repositioned the company from a high cost array of 55 factories, distribution centers and offices to a limited number of single purpose facilities located in the United States, Canada and the United Kingdom. In the United States we have one textile, one metal fabrication and two plastic molding facilities, specializing in these products. In 2004, we will consolidate our manufacturing facilities producing abrasives. We utilize global sourcing programs where they prove to be lower cost than in-house production. All of our distribution is done directly from our factories or from a distribution center located near the factory. Our facilities in Canada and the United Kingdom are also specialized and limited in number.

Our corporate office has been reduced to only 11 employees. Other United States administrative services such as finance, order processing and customer service are centralized in St. Louis, Missouri for maintenance products and Carmel, Indiana for electrical products, with no duplication in the factories and distribution centers.

We have invested in our sales and marketing staffs, manufacturing and operations talent, new product development engineering and certain other critical specialties. As mentioned earlier, we are beginning implementation of world-class manufacturing programs and other productivity initiatives.

Prices of the raw materials contained in our products, including plastic resin, steel, aluminum and copper, have all increased, as the demand in China accelerates to supply their burgeoning consumer economy. We are reducing the impact of these increases through price increases on some of our products, product cost reductions, reductions in all forms of waste and recycling of some materials.

We expect to incur between $4 million and $6 million in costs to substantially complete our restructuring program in 2004. These costs will be for capital expenditures and severance, restructuring and related costs.

As we enter 2004, we are energized by the many opportunities we have to grow and further improve our product lines and service, become even more productive in our operations, provide development opportunities for our employees and deliver value to our shareholders.

Sincerely,

C. MICHAEL JACOBI
President and Chief Executive Officer

REPRESENTATIVE
NEW PRODUCTS



Low Profile
Truck Box



Multi-Use
Floor Sign


GRIDDLE

Griddle
Cleaning
System



Wax-O-Matic
Floor Waxer



Structural
Foam
Footlocker



Room
Temperature/
Humidity
Gauge Outlet



Secure
Document
Container


Extreme
Cold Weather
Cord

Cold Weather
Extension Cord



Institutional
Wringer/Bucket





"WE ARE INVESTING IN STATE-OF-THE-ART EQUIPMENT AND PROCESSES TO HELP US ACHIEVE 'WORLD-CLASS MANUFACTURING' PERFORMANCE."



WORLD-CLASS
MANUFACTURING

Our focus since the recapitalization in 2001 has been the consolidation of our manufacturing operations. The result of this work is a greatly reduced number of facilities with each factory specializing in a single product line or manufacturing process. This leaned-down configuration includes:

- UNITED STATES:
  - Molded plastic products—Missouri and California
  - Mops, brooms and brushes—Georgia
  - Filters—Georgia
  - Abrasives—Georgia
  - Metal truck boxes—Texas
- CANADA
  - Abrasives—Toronto
- UNITED KINGDOM
  - Molded plastic products—Redruth, England

Our long-term objective is to achieve "world-class manufacturing" performance. Studies have concluded that manufacturers achieving world-class status deliver higher quality products, superior customer service and top-tier financial returns.

The most important areas requiring investment and implementation are: effective employee recruiting, retention and training programs; dedication to improvement methodologies such as Lean Manufacturing and Six Sigma; global sourcing; reduced cycle times; and utilization of information technology to improve productivity. In addition to initiating these programs, we are investing in new equipment and tooling in all of our operations.

These initiatives are aimed at accelerating sales growth, improving cash flow through better management of working capital and strengthening gross margins through a lower cost structure. Implementation will take some time as it involves cultural change, training, investment decisions and attention to a multitude of details. We have started down this path and will keep you informed as we progress.



"ACROSS THE ENTIRE COMPANY, THE ABILITY TO EFFICIENTLY PROCURE, DISTRIBUTE AND RE-STOCK OUR PRODUCTS IS VITALLY IMPORTANT."



R25

EFFICIENT
SUPPLY CHAIN

Our approach to an efficient supply chain starts with the number and locations of our distribution centers. We have eliminated all unnecessary centers and have located our distribution operations within or very near our factories. This helps to minimize the number of times we handle a product, reduces the distance we move a product internally, promotes more rapid replacement of inventory and improves communication between our manufacturing and distribution operations.

An outside specialist reviewed our distribution operations and identified numerous areas for improvement. We are well on our way to implementing these recommendations.

In the case of our Woods electrical products distribution center in Indianapolis, this consultant noted that it was one of the most efficient distribution centers he had ever reviewed out of approximately 200 reviews.

Our distribution center in Wrens, Georgia was expanded in 2003 to allow the ultimate consolidation of two other production facilities into Wrens. We have already achieved record shipping days from this facility.

We formed a centralized transportation department in St. Louis for most of our operations. This will allow us to leverage our position with freight carriers so we can lower rates, improve sales support, streamline our administrative functions and consolidate statistical information. We are also implementing freight routing software to reduce freight expense by reducing the number of less than full truckload shipments.

Physical distribution is only one component of an efficient supply chain. Coordination with vendors and customers are also critical elements. Electronic interchange of information with our retail customers is very advanced as 99% of our orders are processed electronically. Many of our large retail customers electronically share data with us on sales of our products to consumers, allowing us to use this information to forecast future demand so we can better serve them. Wal-Mart is implementing Radio Frequency Identity Tags so that inventory can be electronically tracked from source to retail sale. We are preparing our systems to adopt this technology.

We recruited a new head of purchasing experienced in global sourcing and e-purchasing and centralized the purchasing function in St. Louis. Our first internet auction for raw material will occur in 2004. We are also implementing software to more closely track the performance of our vendors, assist in consolidating our vendor base and more critically analyze and coordinate our global sourcing activities.

With these important achievements behind us, we can look forward to further improvements to our supply chain management. Investments in this area are as critical to us as investments in our factories, particularly for those business units where we have de-emphasized manufacturing as a core competency. Across the entire company, the ability to efficiently plan, procure, distribute, and re-stock our products is vitally important.

KATY AT A GLANCE

COMMERCIAL PRODUCTS

CONTINENTAL COMMERCIAL PRODUCTS

CONTINENTAL MANUFACTURING		GLIT/MICROTRON	WILEN PRODUCTS	DISCO	CONTICO MANUFACTURING LIMITED
305 Rock Industrial Park Drive Bridgeton, MO 63044 800-831-7077	15510 Blackburn Ave. Norwalk, CA 90650 562-921-9967	809 Broad Street P.O. Box 709 Wrens, GA 30833 800-431-2976	3760 Southside Industrial Parkway Atlanta, GA 30354 866-624-9300	1895 Brannan Road McDonough, GA 30253 800-548-5150	Cardrew Way Redruth, Cornwall, England 44-1209-315222
Manufacturer and distributor of janitorial and food services equipment and supplies.	Manufacturer and distributor of plastic containers.	Manufacturer and distributor of non-woven floor maintenance and scouring pads.	Manufacturer and distributor of mops, brooms and brushes.	Manufacturer and distributor of filtration and cleaning products for the food service industry.	Manufacturer and distributor of a wide range of cleaning equipment, storage solutions and wash-room dispensers.
Markets: Sanitary Maintenance. Food Service.	Markets: Wholesale Container.	Markets: Sanitary Maintenance. Food Service. Home Improvement.	Markets: Sanitary Maintenance. Food Service. Home Improvement.	Markets: Food Service. Sanitary Maintenance.	Markets: Sanitary Maintenance. Food Service.
					

CONSUMER PRODUCTS

GEMTEX LIMITED	CONTICO		CONTICO EUROPE LIMITED	WOODS INDUSTRIES	WOODS INDUSTRIES (CANADA)
60 Belfield Road Etobicoke, Ontario Canada, M9W 1G1 416-245-5605	305 Rock Industrial Park Drive Bridgeton, MO 63044 800-831-7077	305 North Frisco Road Winters,TX 79567 325-754-4561	Cardrew Way Redruth, Cornwall, England 44-1209-315222	510 Third Avenue, S.W. Carmel, IN 46032 317-844-7261	375 Kennedy Road Scarborough, Ontario Canada, M1K 2A3 416-267-4610
Manufacturer and distributor of coated abrasives.	Manufacturer and distributor of plastic consumer storage, home and automotive products.	Manufacturer and distributor of metal truck and work boxes.	Manufacturer and distributor of plastic tool boxes, shelving and storage organizers.	Designer and distributor of consumer electric corded products, including extension cords, work lights, surge protectors and power strips.	Designer and distributor of consumer electric corded products, including garden lighting and timers.
Markets: Automotive. Home Improvement. Sanitary Maintenance. Food Service.	Markets: Home and Automotive. Consumer Storage.	Markets: Automotive. Consumer Storage.	Markets: Home. Consumer Storage.	Markets: Home Improvement. Mass merchants. Industrial.	Markets: Home Improvement. Mass merchants. Industrial.
					

REVIEW OF ACCOMPLISHMENTS

2001–2003

- Company recapitalized in 2001.
- Reduced working capital.
- Reduced debt.
- Redeemed preferred units of a subsidiary at a discount.
- Improved gross margins.
- Reduced selling, general & administrative expenses.
- Divested four non-core businesses.
- Rationalized manufacturing capacity.
- Executed outsource programs.
- Streamlined distribution.
- Implemented shared services model.
- Disposed of excess real estate.
- Reduced head count by 48% from 3,509 at the end of 2000 to current level of 1,808.
- Re-invigorated new product pipeline.

SELECTED FINANCIAL DATA

Years Ended December 31, *(Thousands of dollars, except per share data and ratios)*	**2003**	2002	2001	2000	1999
Net sales	**$436,410**	$445,755	$447,108	$508,850	$511,933
(Loss) income from continuing operations [a]	**$ (18,887)**	$ (53,083)	$ (65,464)	$ (9,111)	$ 8,944
Discontinued operations [b]	**9,523**	(1,152)	2,202	3,653	1,511
Cumulative effect of a change in accounting principle [b] [e]	**—**	(2,514)	—	—	—
Net (loss) income	**$ (9,364)**	$ (56,749)	$ (63,262)	$ (5,458)	$ 10,455
(Loss) earnings per share—Basic:					
(Loss) income from continuing operations	**$ (3.06)**	$ (7.67)	$ (7.54)	$ (1.08)	$ 1.07
Discontinued operations	**1.16**	(0.14)	0.26	0.43	0.18
Cumulative effect of a change in accounting principle	**—**	(0.30)	—	—	—
(Loss) earnings per common share	**$ (1.90)**	$ (8.11)	$ (7.28)	$ (0.65)	$ 1.25
(Loss) earnings per share—Diluted:					
(Loss) income from continuing operations	**$ (3.06)**	$ (7.67)	$ (7.54)	$ (1.08)	$ 0.89
Discontinued operations	**1.16**	(0.14)	0.26	0.43	0.15
Cumulative effect of a change in accounting principle	**—**	(0.30)	—	—	—
(Loss) earnings per common share	**$ (1.90)**	$ (8.11)	$ (7.28)	$ (0.65)	$ 1.04
Total assets	**$241,708**	$275,977	$347,955	$446,723	$493,104
Total liabilities	**139,416**	157,405	173,691	263,490	299,893
Preferred interest in subsidiary	**—**	16,400	16,400	32,900	32,900
Stockholders' equity	**102,292**	102,172	157,864	150,333	160,311
Long-term debt, excluding current portion	**806**	—	12,474	771	150,835
Current portion of long-term debt	**2,857**	700	14,619	133,067	67
Revolving credit agreement, classified as current	**36,000**	44,751	57,000	—	—
Depreciation and amortization [c]	**21,954**	19,259	20,216	21,096	17,772
Capital expenditures	**13,435**	10,119	12,566	14,196	21,066
Working capital [d]	**43,439**	35,206	65,733	97,258	112,463
Ratio of debt to capitalization	**27.9%**	27.7%	32.5%	42.2%	43.8%
Weighted average common shares outstanding—Basic	**8,214,712**	8,370,815	8,393,210	8,403,701	8,366,178
Weighted average common shares outstanding—Diluted	**8,214,712**	8,370,815	8,393,210	8,403,701	10,015,238
Number of employees	**1,808**	2,261	2,922	3,509	3,834
Cash dividends declared per common share	**$ 0.00**	$ 0.00	$ 0.00	$ 0.30	$ 0.30

[a] Includes distributions on preferred securities in 2003, 2002, 2001, 2000 and 1999.
[b] Presented net of tax.
[c] From continuing operations only.
[d] Defined as current assets minus current liabilities, exclusive of 1) current balances of deferred tax assets and liabilities, and 2) debt classified as current.
[e] This amount is a transitional impairment of goodwill recorded with the adoption of SFAS No. 142, Goodwill and Other Intangible Assets.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Results of Operations

For purposes of this discussion and analysis section, reference is made to the table below and the Company's Consolidated Financial Statements included. We have two principal operating groups: Maintenance Products and Electrical Products. The group labeled as other consists of a minority equity investment in a seafood harvesting and farming company, as well as the limited partnership interest SESCO holds in the operator of a waste-to-energy facility. Two businesses formerly included in the Electrical Products Group, GC/Waldom and Hamilton, and one business formerly included in the Maintenance Products Group, Duckback, have been classified as Discontinued Operations. Duckback was sold on September 16, 2003, GC/Waldom was sold on April 2, 2003, and Hamilton was sold on October 31, 2002.

Since the Recapitalization (as described in Note 3 to the Consolidated Financial Statements) on June 28, 2001, the Company's management has been focused on the following initiatives:

- *Restructuring of core operations:* 35 facilities closed or consolidated (including 2 to be closed by the end of 2004).
- *Cost reductions:* central services model, sourcing in Asia, product re-engineering, headcount reductions, and improved management of raw material price exposure.
- *Balance sheet review:* in light of ongoing business profitability and requirements, approximately $90.0 million of obsolete assets were impaired.
- *Divestitures of non-core business:* 4 businesses have been sold or otherwise exited and proceeds have been applied to reduce debt.
- *Re-development of new product pipeline:* capital and management expertise has been re-dedicated to this critical area.
- *Organizational changes:* across-the-board review of management talent and key hires made.

With these initiatives accomplished or well under way, the Company's focus has shifted to revenue growth through a variety of means (recent business "wins" include new product introductions, introduction of products to new distribution channels, and acquisitions). Our future cost reductions will come from process improvements (such as Lean Manufacturing and Six Sigma), value engineering products, improved sourcing/purchasing and lean administration.

Key elements in achieving profitability in the Maintenance Products Group include 1) maintaining a low cost structure, both from a production and administrative standpoint and 2) providing outstanding customer service. Most of the Maintenance Products Group products do not rely upon strong brand equity, so achieving and maintaining a position as a low cost producer is a necessity, given that our comparative price point on many products is below those of our competitors. New product development is especially important in the consumer/retail markets for Maintenance Products, as new products or beneficial modifications of existing products increase demand from our customers, provide novelty to the consumer, and offer an opportunity for favorable pricing from customers in the national mass market retail area. Retention of customers, or more specifically, product lines with those customers, is also very important in the mass market retail area, given the vast size of these national accounts. Prices for raw materials, especially plastic resins, have a very significant impact on the Maintenance Products Group.

Key elements in achieving profitability in the Electrical Products Group are in many ways similar to those mentioned for our Maintenance Products Group. The achievement and maintenance of a low cost structure is critical given the significant level of foreign competition, primarily from Asia and Latin America. For this reason, in December 2002 and December 2003, Woods and Woods Canada, respectively, ceased all manufacturing and initiated a fully outsourced strategy for their consumer electrical products. Customer service, specifically the ability to fill orders at a rate designated by our customers, is very important to customer retention, given seasonal sales pressures in the consumer electrical area. Retention of customers is critical in the Electrical Products Group, given the size of national accounts.

Years Ended December 31, *(Thousands of dollars)*	**2003**	2002	2001
Maintenance Products Group			
Net external sales	**$285,289**	$300,336	$311,574
Operating loss	**(7,924)**	(22,736)	(41,589)
Operating deficit	**(2.8)%**	(7.6)%	(13.3)%
Impairments of long-lived assets	**11,516**	20,812	36,087
Severance, restructuring and related charges	**5,720**	13,629	3,489
Depreciation and amortization	**20,162**	17,625	19,414
Capital expenditures	**12,366**	9,228	9,975
Total assets	**176,214**	195,121	228,482
Electrical Products Group			
Net external sales	**$151,121**	$144,242	$130,949
Operating income (loss)	**13,026**	2,874	(166)
Operating margin (deficit)	**8.6%**	2.0%	(0.1)%
Impairments of long-lived assets	**364**	392	1,565
Severance, restructuring and related charges	**2,083**	5,239	1,552
Depreciation and amortization	**1,217**	1,484	220
Capital expenditures	**833**	601	301
Total assets	**51,353**	48,228	51,591
Total Company [a]			
Net external sales [b]	**$436,410**	$445,755	$447,108
Operating loss [b]	**(8,905)**	(37,849)	(72,776)
Operating deficit [b]	**(2.0)%**	(8.5)%	(16.3)%
Impairments of long-lived assets [b]	**11,880**	21,204	47,469
Severance, restructuring and related charges [b]	**8,132**	19,155	13,380
Depreciation and amortization [b]	**21,954**	19,259	20,216
Capital expenditures [c]	**13,435**	10,119	12,566
Total assets [c]	**241,708**	275,977	347,955

[a] Included in "Total Company" are certain amounts in addition to those shown for the Maintenance Products and Electrical Products segments, including amounts associated with 1) unallocated corporate expenses, 2) our equity investment in a shrimp harvesting and farming operation, and 3) SESCO's limited partnership interest in the operation of a waste-to-energy facility. See Note 19 to Consolidated Financial Statements for detailed reconciliations of segment information to the Consolidated Financial Statements.

[b] Excludes discontinued operations.

[c] Includes discontinued operations.

2003 Compared to 2002

Company Overview

Overall, net sales for the Company declined $9.3 million, or 2% from 2002 levels, due to a volume decline of 3% and lower pricing of 1%, partially offset by favorable currency translation of 2%. Gross margins held constant at approximately 16.2% as the benefit of implemented cost reduction strategies offset lower pricing, higher resin costs and atypically high depreciation (see discussion under Maintenance Products Group—Operating income (loss) below). Selling, general and administrative expenses (SG&A) as a percentage of sales declined from 14.3% in 2002 to 13.7% in 2003. The operating deficit was reduced significantly from $37.8 million to $8.9 million mostly as a result of reduced severance, restructuring and related charges and lower impairments of long-lived assets. Excluding these charges, the Company experienced operating profit of $11.1 million during 2003 versus $2.5 million in 2002. To provide transparency about measures of the Company's performance, we supplement the reporting of our financial information under generally accepted accounting principles (GAAP) with non-GAAP information on operating income (loss) excluding severance, restructuring and related charges and impairments of long-lived assets. We believe the use of this measure is a better indicator of the underlying operating performance of the Company's businesses and allows us to make meaningful comparisons of different operating periods.

Maintenance Products Group

An overall decline in net sales for the year (mostly due to volume declines) along with high raw materials costs and atypically high depreciation contributed to the reduced profitability (excluding severance, restructuring and related charges and impairments of long-lived assets) of this group in 2003. Operating results continue to be favorably impacted by the numerous cost reduction initiatives including the consolidation of our facilities in the St. Louis area as well as the consolidation of two abrasives facilities into our Wrens, Georgia facility. In the fourth quarter of 2003, net sales were down 1% from the fourth quarter of 2002 as compared to a 6% decline for the first nine months of the year. Operating loss for the fourth quarter of 2003 was $1.6 million as compared to $5.4 million in the fourth quarter of 2002. Severance, restructuring and related costs and impairments of long-lived assets totaled $6.2 million and $8.8 million in the three months ended December 31, 2003 and 2002, respectively. Excluding these costs, operating profit for the fourth quarter of 2003 increased 36% over the same period last year.

Net Sales

Net sales from the Maintenance Products Group decreased from $300.3 million in 2002 to $285.3 million in 2003, a decrease of 5%. The decline was due to a volume decrease of 6%, partially offset by the favorable impact of exchange rates of 1%. The sales shortfalls to the prior year were realized in the businesses that sell to both commercial and consumer customers. On the commercial side, sales were lower at Gemtex, primarily due to increased foreign competition, and at Loren, primarily because a major customer increased their supplier base in 2003. In addition, we believe that the Jan/San business unit was impacted during the first three quarters of 2003 by the general economic conditions and reduced demand for cleaning products, due to commercial real estate vacancy rates and reduced demand in the travel and hospitality industries. In the fourth quarter, sales for the Jan/San business unit were higher in 2003 than in 2002 representing an improvement in the health of the aforementioned industries. Sales were higher in the international markets for Katy's commercial and sanitary maintenance products, primarily in the U.K. Sales for the Consumer business unit, which sells primarily to mass market retail customers, were lower due to the loss of certain product lines with major outlet customers and to a lesser extent, downward pricing pressures and allowance, rebate, and other programs. The U.K. consumer plastics business benefited overall from stronger volumes and favorable exchange rates, partially offset by price erosion similar to that in the U.S. business. In addition to continually striving to reduce our cost structure, we are seeking to offset pricing challenges by developing new products for the retail markets. The development of new products is essential to remaining competitive and to maintaining strong relationships with large national mass market retail customers. In the fourth quarter of 2003, we centralized our customer service and administrative functions for CCP divisions Jan/San, Glit/Microtron, and Wilen in one location, allowing customers to order products from any CCP division on one purchase order. The customer service and administrative functions for Disco, Loren and CCP Canada will be added during 2004. We believe that operating these businesses as a cohesive unit will improve customer service in that our customers' purchasing processes will be simplified, as will follow up on order status, billing, collection and other related functions. This should also increase customer loyalty, help in attracting new customers and lead to increased top line sales in future years.

Operating Loss

The group's operating loss improved by $14.8 million from ($22.7) million in 2002 to ($7.9) million in 2003, an improvement of 65%. The operating losses were primarily a result of costs for severance, restructuring and related costs, and asset impairments in both periods, which are discussed further below. Excluding those items, operating income decreased by $2.4 million from $11.7 million in 2002 to $9.3 million in 2003. Profitability was lower at CCP's metal truck box business, Loren and Gemtex, due to volume-related issues, while the Consumer business in the U.S. and in the U.K. was negatively impacted by top line pricing pressures and an unfavorable mix of lower margin products. In addition, the Consumer and Jan/San businesses worldwide experienced higher raw material costs (principally resin) in 2003. Operating results were also negatively impacted by $5.4 million of incremental depreciation related to the revision of the estimated useful lives of certain manufacturing assets, specifically molds and tooling equipment used in the manufacture of plastic products, from seven to five years, effective January 1, 2003. This change in estimate was made following significant impairments to these types of assets recorded during 2002. These shortfalls were partially offset by improved results at the CCP Jan/San business which benefited from the implementation of cost reduction strategies.

Operating results in 2003 and 2002 were negatively impacted by several unusual charges. In 2003, the group incurred severance, restructuring and related charges of $5.7 million. The largest of these charges ($3.7 million) relates principally to non-cancelable leases at abandoned facilities as a result of the consolidation of the CCP facilities in the St. Louis area into CCP's largest and most modern plant in Bridgeton, Missouri. The establishment of these liabilities involves estimates of future sub-lease income, where we generally assumed that the amount of sub-lease income on these facilities would increase over time. Adjustments to these liabilities are possible in the future depending upon the accuracy of sub-lease assumptions made. Charges of $1.2 million were also incurred in 2003 relating to the restructuring of the abrasives business, principally to consolidate the Lawrence, Massachusetts and Pineville, North Carolina facilities into the newly expanded Wrens, Georgia location. The group also incurred charges in 2003 related to the consolidation of the customer service and administrative functions for CCP ($0.3 million), severance costs for headcount reductions ($0.4 million) and costs related to the closure of CCP's metals facility in Santa Fe Springs, California ($0.2 million). During 2002, the Maintenance Products Group recorded $13.6 million of severance, restructuring and related charges. Included in this amount was $11.7 million related to the St. Louis facility consolidation (mostly for non-cancelable lease payments), $0.9 million for severance costs related to various headcount reductions, including the management level of various business units, $0.8 million in consulting fees associated with outsourcing strategies, relating mainly to the Wilen business unit and $0.2 million related to the consolidation of the customer service and administrative functions for CCP.

The group recorded impairments of long-lived assets of $11.5 million during 2003 and $20.8 million during 2002. Charges in 2003 included $7.1 million related to idle and obsolete equipment, tooling and leasehold improvements at Warson Road, Hazelwood, Bridgeton, and the Santa Fe Springs, California metals facility, $1.3 million related to the closure of abrasives facilities in Lawrence, Massachusetts and Pineville, North Carolina and the subsequent consolidation into the Wrens, Georgia facility, and $0.4 million of obsolete molds and tooling at our plastics facility in the United Kingdom. In addition, $2.6 million of goodwill and patents of the Gemtex business unit were impaired as it was determined that future cash flows of this business could not support the carrying value of its intangible assets. The Gemtex unit has experienced a decline in profitability in recent years principally as a result of increasing foreign competition. In 2002, certain CCP property, plant and equipment, primarily molds and tooling assets, were impaired by $15.3 million, and a customer list intangible was impaired by $3.6 million. The majority of these impairments were associated with assets used in the Consumer business, and were the result of analyses indicating insufficient future cash flows over the remaining useful life of the assets to cover the carrying values of the assets. Given the unique nature of molds for specific products, the fair values, if any, are often less than historical cost, resulting in impairments. The Wilen business unit recorded asset impairments of $1.9 million, resulting from management decisions on the future use of certain manufacturing assets in the Atlanta, Georgia facility.

Total assets for the group decreased primarily as a result of the impairments of $11.9 million, and due to the atypically high depreciation expense related to the revision of lives of certain assets (both noted above).

Electrical Products Group

The Electrical Products Group continued its solid performance in 2003, once again driven primarily by improved sales volume over 2002, and secondarily, by higher margins over the prior year. In addition, during 2002 and 2003 a major restructuring occurred within the Electrical Products Group. After significant study and research into different sourcing alternatives, we decided that Woods and Woods Canada would source substantially all of their products from Asia. In December 2002, Woods shut down all U.S. manufacturing facilities, which were in suburban Indianapolis and in southern Indiana. As a result of these plant closures, 361 employees were terminated. In December 2003, Woods Canada shut down its manufacturing facility in Toronto, Ontario, terminating 100 employees in the process. See below for a discussion of severance and restructuring costs and impairments recorded as a result of these facility closures.

Net Sales

The Electrical Product Group's sales increased from $144.2 million in 2002 to $151.1 million in 2003, an increase of 5%. An increase in volume of 5% and favorable currency translation of 3% was partially offset by lower pricing of 3%. Woods experienced year over year increase in volume as a result of a strong fourth quarter in 2003. The improvement was primarily due to higher volumes of direct import merchandise, which are shipped directly from our suppliers to our customers, such as extension cords and power strips. Woods sales performance in 2003 also benefited from the introduction of new surge products, sales to new customers and same store growth for its largest customer, a national mass market retailer. Offsetting these volume increases was a slight reduction in pricing which was implemented to remain competitive in certain product lines. Higher sales at Woods Canada in 2003 compared to 2002 were principally due to the impact of a stronger Canadian dollar versus the U.S. dollar. This increase was offset partially by lower pricing mostly due to a shift during 2003 to direct import products.

Operating Income

The group's operating income increased from $2.9 million in 2002 to $13.0 million in 2003. Operating income in both years was reduced by costs for severance, restructuring and related costs, and asset impairments, which are discussed further below. Excluding these costs, operating income increased from $8.5 million in 2002 to $15.5 million in 2003, an increase of 82%. Profitability in 2003 was positively impacted by cost reduction strategies at both Woods and Woods Canada. The most significant initiative benefiting 2003 was the closure of the Woods manufacturing facility in December 2002, resulting in approximately $4.6 million in savings. In

December 2003, Woods Canada shut down its manufacturing facility to pursue a fully outsourced product strategy similar to Woods. Cost reduction initiatives at Woods Canada to reduce product and variable costs also had a favorable impact on 2003. Higher sales volumes and favorable currency translation also aided in maintaining margins. During 2002, Woods incurred a loss of $0.9 million related to obsolete raw material and packaging inventory on hand which could not be utilized following the shutdown of the U.S. manufacturing facilities (see next paragraph).

Operating results in 2003 and 2002 were negatively impacted by a number of restructuring-related charges. During 2003, the group recognized $2.1 million of severance, restructuring and related charges. Of this amount, $1.5 million related to severance associated with the shutdown of the Woods Canada manufacturing operations, $0.5 million at Woods primarily for an adjustment to a non-cancelable lease accrual due to a change in sub-lease assumptions and $0.1 million of consulting fees associated with product outsourcing strategies. In 2002, the Electrical Products Group incurred consulting fees of $2.8 million associated with product outsourcing strategies and charges related to the shut down of all U.S. manufacturing operations and $2.4 million for severance and other exit costs.

The group recorded impairments of $0.4 million in both 2003 and 2002 associated with the write down of certain equipment at Woods Canada and Woods as a result of the closure of the manufacturing operations at both business units.

We believe that restructuring steps executed in 2002 and 2003 related to the Woods and Woods Canada businesses will allow those businesses to remain competitive within their markets. The fully outsourced product strategy has reduced headcount at Woods by 361 employees (effective in December 2002) and Woods Canada by 100 employees (effective in December 2003).

Total assets for the group increased primarily as a result of higher accounts receivable balances due to stronger sales at the end of 2003 versus the end of 2002.

Other

Sales from other operations decreased by $1.2 million, as a result of the SESCO waste-to-energy operation being turned over to a third party in April 2002. Operating income from other operations in 2002 was primarily attributable to a charge of $6.0 million, relating to an obligation created by Katy to the third party who took over daily operation of the SESCO facility. Amounts will be paid in roughly equal installments through 2007. See Note 9 to the Consolidated Financial Statements for Katy, for a discussion of the SESCO partnership transaction.

Discontinued Operations

Three business units are reported as discontinued operations for all periods presented: Hamilton Precisions Metals, L.P. (Hamilton), GC/Waldom Electronics, Inc. (GC/Waldom) and Duckback Products, Inc. (Duckback). Hamilton generated $1.5 million of operating income in 2002 (prior to its sale on October 31, 2002). GC/Waldom reported operating loss of ($0.2) million in 2003 (prior to its sale on April 2, 2003), versus a $6.3 million operating loss in 2002. Nearly the entire operating loss of GC/Waldom in 2002 was the result of asset valuation adjustments in anticipation of a sale of the business unit. A loss (net of tax) of $0.2 million was recognized in the second quarter of 2003 as a result of the GC/Waldom sale. Duckback generated operating income of $3.1 million in 2003 (prior to its sale on September 16, 2003) versus $2.8 million in 2002. A gain (net of tax) of $7.6 million was recognized in the third quarter of 2003 as a result of the Duckback sale.

Corporate

During 2003, the corporate group recorded $1.0 million of compensation expense versus an insignificant amount in 2002 associated with stock appreciation rights (SARs) and $0.3 million related to severance.

Interest, net was $0.1 million higher in 2003 as compared to 2002. During 2003, we wrote off $1.8 million of unamortized debt issuance costs due to the reduction in our borrowing capacity as a result of the refinancing of our debt obligations in February 2003 and due to the permanent reduction in term loan debt resulting from proceeds of the sale of GC/Waldom and Duckback. The amount of this write-off is included in interest expense. Excluding the write-off, interest, net decreased by $1.8 million, or 29%, due mainly to lower average borrowings during 2003, principally as a result of applying proceeds from the sale of non-core businesses in 2002 and 2003. To a lesser extent, lower interest rates contributed to the decline in interest expense. Other, net in 2003 included the write-off of certain deferred payment receivables associated with businesses disposed of prior to 2002 ($0.7 million) and realized foreign exchange losses ($0.6 million), offset partially by the net gain on the sale of real estate assets ($0.5 million). Other, net in 2002 was comprised primarily of realized foreign exchange losses ($0.4 million) and the loss on the sale of assets ($0.1 million). Our effective tax rate in 2003 was 14%, indicating that a $3.2 million tax benefit was recorded on a $22.0 million pre-tax loss from continuing operations. A tax benefit was recorded on pre-tax loss to the extent a provision was provided for the gain on sale of discontinued businesses and income from operations of discontinued businesses.

A further benefit was not recorded due to the valuation allowance recorded against our net deferred tax assets. See "Deferred Income Taxes" in "Critical Accounting Policies" and Note 16 to the Consolidated Financial Statements, for further discussion of income tax accounting. In 2002, we recorded a $2.5 million transitional goodwill impairment, net of tax as a result of the adoption of SFAS No. 142, which is shown on the Consolidated Statements of Operations as a cumulative effect of a change in accounting principle. See Note 4 to the Consolidated Financial Statements for a further discussion of goodwill impairments.

2002 Compared to 2001

Maintenance Products Group

The Maintenance Products Group had a mixed year in 2002. Operating income, excluding severance, restructuring, and impairment charges, was up over 2001, as the various cost reduction programs put into place over the last two years began to impact results. While the improvement in profitability was a positive step, significant improvement over 2001 was expected since 2001 was an especially weak year in the Maintenance Products Group. Sales volumes were down overall from 2001, with the largest decrease in the Consumer business unit.

Net Sales

Sales from the Maintenance Products Group decreased from $311.6 million in 2001 to $300.3 million in 2002, a decrease of 4%. The largest sales decrease occurred within the consumer business, which sells primarily to mass market retail customers. While certain product lines with retail customers remained stable, the revenue declines were caused by the loss of certain product lines, as well as selected price erosion with retail customers through allowance, rebate, and other pricing programs. Sales in the Maintenance Products divisions serving commercial markets (primarily Jan/San) were essentially flat versus 2001. Glit/Microtron's abrasives business saw a significant increase in sales from 2001, with sales increasing year over year for seven of their top ten customers. Glit/Microtron's sales increases included increases with several key, sizable, janitorial/sanitation distributors. Glit/Microtron also grew its business with a large national retail chain, for which Glit/Microtron supplies their full stock of floor cleaning abrasive pads for internal use at their stores nationwide. Sales were also higher in the international markets for Katy's commercial and sanitary maintenance products, primarily in the U.K. and Canada. These positive sales trends were offset by lower sales at CCP's Jan/San business and at Wilen. The Maintenance Products Group also made positive steps in 2002 toward managing the various janitorial/sanitation supply divisions as one group, consolidating more of the customer service and administrative functions of these divisions in St. Louis.

Operating Loss

The group's operating loss improved by $18.9 million from ($41.6) million in 2001 to ($22.7) million in 2002, an improvement of 45%. The operating loss was primarily a result of costs for severance, restructuring and related costs, and asset impairments, which are discussed further below. Excluding those items, operating income improved by $13.7 million from ($2.0) million in 2001 to $11.7 million in 2002. The improvement in operating income was primarily driven by various CCP business units. Glit/Microtron's operating income improvement was driven by strong sales volume and cost reductions in numerous areas, including raw materials, freight, and headcount. CCP's operating income improved mainly due to cost reductions implemented on a continuing basis throughout 2001 and 2002. The Wilen business unit deteriorated during 2000 and 2001 due to operational problems that were largely remedied in 2002. In addition, significant new business was gained in early 2003 from a large national mass market retail store chain, who will use Wilen mops for their in-store floor care needs, providing meaningful levels of new sales to use capacity existing at the Wilen plant. During 2001, the Maintenance Products Group recorded significant valuation reserve adjustments associated with inventory and receivables, totaling $3.5 million. Operating income improved by $1.8 million during 2002 as a result of the cessation of goodwill amortization per the adoption of Statement of Financial Accounting Standards (SFAS) No. 142, *Goodwill and Other Intangible Assets.*

Operating results in 2002 were negatively impacted by several unusual charges. The group incurred severance and restructuring charges of $13.6 million. The largest of these charges was the establishment of $10.9 million of liabilities for non-cancelable lease payments at abandoned St. Louis facilities, the operations of which have been consolidated into CCP's largest and most modern plant in Bridgeton, Missouri. Charges of $0.5 million were incurred in 2002 related to the movement of equipment and inventory from an abandoned facility, and severance payments of $0.1 million were made to employees impacted by this move. The Maintenance Products Group incurred approximately $0.8 million in consulting fees associated with outsourcing strategies, relating mainly to the Wilen business unit. While plans called for Wilen to continue in a manufacturing capacity, the outsourcing project resulted in improved prices from some new vendors on products that had already been outsourced. The group incurred $0.4 million of severance costs related to various headcount reductions, primarily at the management level of operating divisions. The Maintenance Products Group also incurred $0.5 million associated with transitioning administrative and accounting functions of Wilen and Glit/Microtron to St. Louis, Missouri.

The Maintenance Products Group recognized impairment charges on certain long-lived assets totaling $20.8 million in 2002. Certain CCP property, plant and equipment, primarily molds and tooling assets, were impaired by $15.3 million, and a customer list intangible was impaired by $3.6 million. The majority of these impairments was associated with assets used in the CCP Consumer business, and was the result of analyses indicating insufficient future cash flows to cover the carrying values of the assets. It was determined that portions of the carrying values of certain assets would not be recovered by future cash flows over the remaining useful life of the assets. Given the unique nature of molds for specific products, the fair values, if any, are often less than historical cost, resulting in impairments. The Wilen business unit recorded asset impairments of $1.9 million, resulting from management decisions on the future use of certain manufacturing assets in the Atlanta, Georgia facility.

Operating results in 2001 for the Maintenance Products Group were also negatively impacted by several unusual charges. We recorded an impairment charge of $33.0 million at Wilen as consistently poor operating performance led us to conclude that the carrying values of certain long-lived assets were not recoverable through future cash flows. In addition to the impairment at Wilen, an additional $3.1 million of impairment charges were taken, related primarily to management decisions regarding the discontinuance of certain property, plant and equipment. Additional items that negatively impacted operating results during 2001 include severance and restructuring charges of $3.5 million, primarily at CCP and Wilen.

Total assets for the group decreased primarily as a result of the impairments noted above, and due to the fact that depreciation expense exceeded capital expenditures for the group.

Electrical Products Group

The Electrical Products Group had a positive year in 2002, driven primarily by improved sales volume over 2001, and secondarily, by higher margins over the prior year. In addition, during 2002 a major restructuring occurred at the Woods business. After significant study and research into different sourcing alternatives, we decided that Woods would source all of its products from Asia. In December 2002, Woods shut down all U.S. manufacturing facilities, which were in suburban Indianapolis and in southern Indiana. As a result of these plant closures, 361 employees were terminated. The following charges were recorded related to the shut down: severance and other closure costs of $2.4 million, asset impairments of $0.4 million, and write-off of excess raw material inventory on hand at the time of the shut down of $0.9 million.

Net Sales

The Electrical Products Group's sales increased from $130.9 million in 2001 to $144.2 million in 2002, an increase of 10%. Higher sales volumes to the two largest customers of Woods, both national mass market retailers, drove the sales increase. Sales to these two customers combined were up $13.2 million, or 21%, from 2001. Higher volumes of direct import merchandise, which are shipped directly from our suppliers to our customers, such as extension cords and power strips, drove the higher sales to one of these customers. The strong relationships with these large customers have provided a solid foundation for growth in the Woods business. Woods Canada also experienced a significant sales increase to its largest customer, also a large mass market retailer, to whom sales were higher by 21%.

Operating Income (Loss)

The group's operating income increased from ($0.2) million in 2001 to $2.9 million in 2002. Operating income was reduced by costs for severance, restructuring and related costs, and asset impairments, which are discussed further below. Excluding these costs, operating income increased from $3.0 million in 2001 to $8.5 million in 2002, an increase of 183%. Higher sales volumes aided in maintaining margins, and ongoing cost control has allowed Woods and Woods Canada to reduce product and variable costs. During 2002, Woods incurred a loss of $0.9 million related to the write-off of obsolete raw material and packaging inventory on hand which could not be utilized following the shutdown of the U.S. manufacturing facilities (see next paragraph). Significant factors impacting 2001 results include lower of cost or market inventory valuation adjustments totaling $4.3 million, the largest of which related to the exit of certain licensed branded product lines by Woods in the first quarter of 2001. Woods had entered into several proprietary licensed branding agreements with several companies well known in the electronics and computer industries, but efforts to market the products proved unsuccessful. Woods also incurred a litigation loss reserve of $0.5 million. Woods also wrote off a related $0.1 million amount of prepaid maintenance related to software licenses (see next paragraph). Selling, general and administrative (SG&A) expenses were negatively impacted in 2002 versus 2001, as a result of the existence in 2001 of amortization of negative goodwill (an income item) of $1.7 million.

Operating results in 2002 were negatively impacted by a number of restructuring-related charges. The Electrical Products Group incurred consulting fees of $2.8 million associated with product outsourcing strategies. In December 2002, as mentioned above, Woods incurred charges related to the shut down of all U.S. manufacturing operations of $2.4 million for severance and other exit costs, and $0.4 million of impaired assets that were not utilized following the shut down of Woods' facilities. The group also incurred several unusual charges in 2001. Woods incurred $1.5 million of severance and other exit costs in early 2001 associated with the closure of several satellite manufacturing facilities in southern Indiana. Asset impairments of $0.7 million were recorded, related primarily to previously capitalized software licenses that were not being used.

Other

Sales from other operations decreased by $3.4 million, or 74%, as a result of the SESCO waste-to-energy facility operation being turned over to a third party in April 2002, compared to a full year's sales in 2001. The operating loss from other operations in 2002 was driven by an unusual charge of $6.0 million, relating to an obligation created by Katy to the third party who took over daily operation of the SESCO facility. Amounts will be paid in roughly equal installments through 2007. See Note 9 to the Consolidated Financial Statements for Katy for a discussion of the SESCO partnership transaction. Operating income in 2001 was impacted primarily by the $9.8 million impairment of all of the long-lived assets of the SESCO operation. The assets were written down in anticipation of a cash flow-negative transaction that would be necessary for Katy to exit the SESCO business.

Discontinued Operations

Hamilton generated $1.5 million of operating income in 2002 (prior to its sale on October 31, 2002), versus operating income of $3.5 million in 2001. Hamilton's business was affected by general economic conditions and lower capital spending within the markets Hamilton serves. A gain of $3.3 million (net of tax) was recognized in the fourth quarter of 2002 as a result of the Hamilton sale. GC/Waldom incurred a $6.3 million operating loss in 2002, versus a $2.5 million operating loss in 2001. Nearly the entire operating loss of GC/Waldom in 2002 is the result of asset valuation adjustments in anticipation of a sale of the business unit in early 2003. Duckback generated operating income of $2.8 million in 2002 versus $1.9 million in 2001.

Corporate

During 2001, the corporate group incurred $8.3 million of severance and restructuring charges and $3.0 million of costs associated with completing the Recapitalization. The majority of the severance and restructuring charges relate to payments made in connection with management transition. Included in this amount is approximately $1.0 million of charges that relate to outside consultants working with Katy to modify operating and financial strategies, and $0.7 million of non-cancelable rent and other exit costs associated with the premature termination of our leased office facility in Englewood, Colorado. The largest portions of the $3.0 million of costs associated with the Recapitalization were non-capitalizable legal fees and investment banker fees, board and committee fees and other internal incremental costs.

Total assets at corporate decreased due to two primary items. Cash was lower by $3.0 million due to more efficient management of borrowed funds at the end of 2002 versus 2001 and net deferred tax assets were lower by $10.5 million as a result of an additional valuation allowance provided in 2002.

Interest was lower by $3.6 million, or 25%, in 2002 compared to 2001, primarily due to significant reductions in outstanding debt balances due to 1) the infusion of equity capital with the Recapitalization on June 28, 2001 and 2) reductions in debt as a result of working capital reductions in the last half of 2001. Our effective tax rate in 2002 was (17%), indicating that a $7.5 million tax provision was recorded on a $44.0 million pre-tax loss from continuing operations. A net tax provision was recorded on the loss rather than a net tax benefit because we determined that a greater valuation allowance was required on our net deferred tax asset position. The effective tax rate in 2001, while resulting in book benefit on a pre-tax book loss, was only 25%, due to a significant increase in valuation allowances on net operating loss deferred tax assets. See "Deferred Income Taxes" in "Critical Accounting Policies" and Note 16 to the Consolidated Financial Statements for further discussion of income tax accounting. In 2002, we also recorded a $2.5 million transitional goodwill impairment, net of tax, as a result of the adoption of SFAS No. 142, which is shown on the Consolidated Statements of Operations as a cumulative effect of a change in accounting principle. See Note 4 to the Consolidated Financial Statements for a further discussion of goodwill impairments.

Liquidity and Capital Resources

The Company's liquidity was further improved in 2003, with overall debt (including the preferred interest in a subsidiary) decreasing by $22.2 million from $61.9 million at the end of 2002 to $39.7 million at the end of 2003. Cash increased by $1.9 million from $4.8 million at the end of 2002 to $6.7 million at the end of 2003. During 2003, we accomplished the following:

- February 2003, we entered into a new credit agreement, agented by Fleet Capital (Fleet Credit Agreement), which replaced the credit agreement entered into at the time of the Recapitalization in June of 2001 (Deutsche Bank Credit Agreement). The Fleet Credit Agreement provides for $110 million of borrowing capacity, including $20 million of term debt and $90 million of revolving debt, with a syndicate of banks, all of whom had participated in the Deutsche Bank Credit Agreement. The Fleet Credit Agreement is an asset-based lending agreement which expires on January 31, 2008.

- We were able to redeem at a 40% discount the remaining preferred interest that the former owner of a subsidiary had held. This balance sheet liability, which had a carrying value of $16.4 million at December 31, 2002, was redeemed for $9.8 million in February 2003. The gain on this redemption was added to stockholders' equity, and had a favorable impact on earnings per share. This redemption resulted in a reduction of preferred cash distributions by approximately $1.3 million annually, which had accrued at an annual rate of 8%. After giving effect to the interest cost incurred by the Company to fund the redemption, the net decrease in financing cost for the Company is approximately $1.0 million annually.
- We generated operating cash flow of $8.0 million, despite $14.2 million of payments to satisfy severance, restructuring and related liabilities.
- We incurred capital expenditures from continuing operations of $13.3 million, including $5.5 million for restructuring initiatives.
- We sold the GC/Waldom and Duckback businesses for net proceeds of $7.4 million and $16.2 million, respectively, and we used those proceeds to repay outstanding debt.
- Total debt was 27.9% of total capitalization at December 31, 2003 versus 27.7% at December 31, 2002.

While our net loss in 2003 was $9.4 million, it included many significant non-cash events such as depreciation and amortization ($22.0 million), impairments of long-lived assets ($11.9 million), the write-down of our equity investment in Sahlman ($5.5 million), and the write-off and amortization of capitalized debt costs ($3.0 million). We used $9.8 million in cash related to operating assets and liabilities; however, excluding $14.2 million of payments related to severance, restructuring and related liabilities, operating assets and liabilities provided cash of $4.4 million. By the end of 2003, we were turning our inventory at 5.6 times per year versus 5.5 times per year in 2002.

The Fleet Credit Agreement allows us to more efficiently leverage our entire asset base, and to create more borrowing room under our revolving credit facility, which is based on the liquidation values of accounts receivable and inventories. The term loan is collateralized by real and personal property. Below is a summary of the sources and uses associated with the funding of the Fleet Credit Agreement:

(Thousands of dollars)

Sources:	
Term loan borrowings under the Fleet Credit Agreement	$20,000
Revolving loan borrowings under the Fleet Credit Agreement	43,743
	$63,743
Uses:	
Payment of interest and principal under the Deutsche Bank Credit Agreement	$52,895
Purchase of outstanding preferred interest of a subsidiary at a discount	9,840
Payment of accrued distributions on outstanding preferred interest of a subsidiary	122
Certain costs associated with the Fleet Credit Agreement	886
	$63,743

Under the Fleet Credit Agreement, the term loan originally had a final maturity date of February 3, 2008 and quarterly repayments of $0.7 million, three of which were made on April 1, July 1 and October 1, 2003, respectively. However, the net proceeds received from the GC/Waldom and Duckback sales (see above), were used to prepay the term loan, which is now scheduled to be repaid in its entirety by early 2005. The revolving credit facility has an expiration date of January 31, 2008. Unused borrowing availability on the revolving credit facility was $16.3 million at February 27, 2004.

Our borrowing base under the Fleet Credit Agreement is reduced by the outstanding amount of standby and commercial letters of credit. Vendors, financial institutions and other parties with whom we conduct business may require letters of credit in the future that either 1) do not exist today or 2) would be at higher amounts than those that exist today. Currently, our largest letters of credit relate to our casualty insurance programs. At December 31, 2003, total outstanding letters of credit were $9.1 million.

All extensions of credit under the Fleet Credit Agreement are collateralized by a first priority perfected security interest in and lien upon the capital stock of each material domestic subsidiary (65% of the capital stock of each material foreign subsidiary), and all present and future assets and properties of Katy. Customary financial covenants and restrictions apply under the Fleet Credit Agreement. Until June 30, 2003, interest accrued on revolving borrowings at 225 basis points over applicable LIBOR rates, and at 250 basis points over LIBOR for term borrowings. Subsequent to June 30, 2003 and in accordance with the Fleet Credit Agreement, Katy's margins dropped an additional 25 basis points from the pre-June 30 levels on both the revolving credit facility and the term loan based on the achievement of a financial covenant target. During October 2003, also in accordance with the Fleet Credit Agreement, margins on the term borrowings dropped an additional 25 basis points and the balance of the term loan was reduced below $10.0 million as a result of the application of the proceeds from the Duckback sale. Interest accrues at higher margins on prime rates for swing loans, the amounts of which were nominal at December 31, 2003.

Katy incurred $1.6 million in debt issuance costs in 2003 associated with the Fleet Credit Agreement. Additionally, at the time of the inception of the Fleet Credit Agreement, Katy had approximately $5.6 million of unamortized debt issuance costs associated with the Deutsche Bank Credit Agreement. Based on the pro rata reduction in borrowing capacity from the Deutsche Bank Credit Agreement to the Fleet Credit Agreement and in the connection with the sale of assets (primarily the GC/Waldom and Duckback businesses), Katy charged to expense $1.8 million of previously unamortized debt issuance costs. The remainder of the previously capitalized costs, along with the capitalized costs from the Fleet Credit Agreement is being amortized over the life of the Fleet Credit Agreement through January 2008.

The revolving credit facility under the Fleet Credit Agreement requires lock-box agreements which provide for all receipts to be swept daily to reduce borrowings outstanding. These agreements, combined with the existence of a material adverse effect (MAE) clause in the Fleet Credit Agreement, causes the revolving credit facility to be classified as a current liability, per guidance in the Emerging Issues Task Force (EITF) Issue No. 95-22, *Balance Sheet Classification of Borrowings Outstanding under Revolving Credit Agreements that Include Both a Subjective Acceleration Clause and a Lock-Box Arrangement.* However, the Company does not expect to repay, or be required to repay, within one year, the balance of the revolving credit facility classified as a current liability. The MAE clause, which is a fairly typical requirement in commercial credit agreements, allows the lender to require the loan to become due if it determines there has been a material adverse effect on our operations, business, properties, assets, liabilities, condition or prospects. The classification of the revolving credit facility as a current liability is a result only of the combination of the two aforementioned factors: the lock-box agreements and the MAE clause. The revolving credit facility does not expire or have a maturity date within one year, but rather has a final expiration date of January 31, 2008. Also, we were in compliance with the applicable financial covenants at December 31, 2003. The lender had not notified us of any indication of a MAE at December 31, 2003, and we were not in default of any provision of the Fleet Credit Agreement at December 31, 2003.

The Fleet Credit Agreement, and the additional borrowing ability on revolving credit obtained by incurring new term debt, results in three important benefits related to the long-term strategy of Katy 1) allowed us to redeem early at a discount a preferred interest obligation of a subsidiary, 2) provides borrowing power to invest in capital expenditures key to our strategic direction and 3) provides working capital flexibility to build inventory when necessary to accommodate lower cost outsourced finished goods inventory. We believe that our operations and the Fleet Credit Agreement provide sufficient liquidity for our operations going forward.

Funding for capital expenditures and working capital needs is expected to be accomplished through the use of available borrowings under the Fleet Credit Agreement. Anticipated capital expenditures are expected to be slightly higher in 2004 than in 2003, mainly due to additional investments planned for the development of new products. Restructuring and consolidation activities are important to reducing our cost structure to a competitive level.

We have a number of obligations and commitments, which are listed on the schedule later in this section entitled "Contractual Obligations and Commercial Commitments." We have considered all of these obligations and commitments in structuring our capital resources to ensure that they can be met. See the notes accompanying the table in that section for further discussions of those items.

We are continually evaluating alternatives relating to divestitures of certain of our businesses. Divestitures present opportunities to de-leverage our financial position and free up cash for further investments in core activities. In addition to the sale of the GC/Waldom and Duckback businesses in 2003 for aggregate proceeds of $23.6 million (see above), we have sold additional assets in 2003 (primarily excess real estate) for proceeds of $2.8 million. The largest of these was the February 3, 2003 sale of the Woods manufacturing facility in Moorseville, Indiana. Gross proceeds were $1.9 million, of which $0.7 million was used to repay a mortgage loan payable on the property. The remainder of the proceeds reduced our debt obligations.

Off-Balance Sheet Arrangements

See Note 9 to the Consolidated Financial Statements for a discussion of SESCO.

Contractual Obligations

We also enter into operating lease agreements in the ordinary course of business, and many of our facilities are leased. Contractual obligations associated with these leases are listed in the table under the following section entitled "Contractual Obligations and Commercial Obligations."

Contractual Obligations and Commercial Obligations

Katy's obligations are summarized below:

(In thousands of dollars)	Total	Due in Less Than 1 Year	Due in 1–3 Years	Due in 4–5 Years	Due After 5 Years
Contractual Cash Obligations					
Revolving credit facility [d]	$36,000	$ —	$ —	$36,000	$ —
Term loans	3,663	2,857	806	—	—
Operating leases [c]	33,892	9,412	13,734	8,877	1,869
Severance and restructuring [c]	4,213	2,499	1,293	215	206
SESCO payable to Montenay [b]	4,800	1,000	2,050	1,750	—
Total Contractual Obligations	$82,568	$15,768	$17,883	$46,842	$2,075
Other Commercial Commitments					
Commercial letters of credit	$ 749	$ 749	$ —	$ —	$ —
Stand-by letters of credit	8,379	8,379	—	—	—
Guarantees [a]	30,435	6,765	23,670	—	—
Total Commercial Commitments	$39,563	$15,893	$23,670	$ —	$ —

[a] As discussed in Note 9 to the Consolidated Financial Statements, SESCO, an indirect wholly-owned subsidiary of Katy, is party to a partnership that operates a waste-to-energy facility, and has certain contractual obligations, for which Katy provides certain guarantees. If the partnership is not able to perform its obligations under the contracts, under certain circumstances SESCO and Katy could be subject to damages equal to the amount of Industrial Revenue Bonds outstanding (which financed construction of the facility) less amounts held by the partnership in debt service reserve funds. Katy and SESCO do not anticipate non-performance by parties to the contracts.

[b] Amount owed to Montenay as a result of the SESCO partnership, discussed in Note 9 to the Consolidated Financial Statements. $1.0 million of this obligation is classified in the Consolidated Balance Sheets as an Accrued Expense in Current Liabilities, while the remainder is included in Other Liabilities, recorded on a discounted basis.

[c] These obligations represent liabilities associated with restructuring activities, other than liabilities for non-cancelable lease rentals. Future non-cancelable lease rentals are included in the line entitled "Operating leases." The Consolidated Balance Sheet at December 31, 2003, includes $6.9 million in discounted liabilities associated with non-cancelable operating lease rentals, net of estimated sub-lease revenues, related to facilities that have been abandoned as a result of restructuring and consolidation activities.

[d] As discussed in the Liquidity and Capital Resources section above, the entire revolving credit facility under the Fleet Credit Agreement is classified as a current liability on the Consolidated Statements of Financial Position as a result of the combination in the Fleet Credit Agreement of 1) lock-box agreements on Katy's depository bank accounts and 2) a subjective Material Adverse Effect (MAE) clause.

Other Items

Effect of Transactions with Related and Certain Other Parties

In connection with the Contico International, L.L.C. (now CCP) acquisition on January 8, 1999, we entered into building lease agreements with Newcastle Industries, Inc. (Newcastle). Lester Miller, the former owner of CCP, and a Katy director from 1999 to 2000, is the majority owner of Newcastle. Since the acquisition of CCP, several additional properties utilized by CCP are leased directly from Lester Miller. Rental expense for these properties approximates historical market rates. Related party rental expense for the years ended December 31, 2003, 2002, and 2001 was approximately $0.5 million, $0.8 million, and $1.5 million, respectively.

We paid Newcastle $0.1 million, $1.3 million and $2.0 million of preferred distributions for each of the years ended December 31, 2003, 2002 and 2001, respectively, on the preferred units of CCP held by Newcastle. The decreases in distributions were due to the early redemptions (at a discount) of the preferred interest at the time of the Recapitalization in June 2001 and in February 2003 (which was the remainder of the preferred interest). As a result, we do not owe any further distributions.

Kohlberg & Co., L.L.C., an affiliate of Kohlberg Investors IV, L.L.C., whose affiliate holds all 925,750 shares of our Convertible Preferred Stock, provides ongoing management oversight and advisory services to Katy. We paid $0.5 million, $0.5 million and $0.3 million for such services in 2003, 2002 and 2001, respectively. We expect to pay $0.5 million annually in future years.

Severance, Restructuring and Related Charges

See Note 21 to the Consolidated Financial Statements for a discussion of severance, restructuring and related charges.

Outlook for 2004

We anticipate only a modest improvement in 2004 from the general economic conditions and business environment that existed in 2003. However, we have seen recent improvement in the restaurant, travel and hotel markets to which we sell products. We have seen continued strong sales performance from the Woods and Woods Canada retail electrical corded products business, but we do not expect to see the same level of year over year top line growth from those businesses in 2004 as we experienced in 2003. We have a significant concentration of customers in the mass market retail, discount and do-it-yourself market channels. Our ability to maintain and increase our sales levels depends in part on our ability to retain and improve relationships with these customers. In addition, we face uncertainty with respect to the replacement of NOMA®-branded sales as Woods Canada has lost the right to use the NOMA® trademark, effective mid-2004. We also face the continuing challenge of recovering or offsetting cost increases for raw materials.

Gross margins have been improving and are expected to continue to improve in 2004 as we realize the benefits of various profit-enhancing strategies implemented since the Recapitalization. These strategies include sourcing previously manufactured products, as well as locating new sources for products already sourced outside of our facilities. We have significantly reduced headcount, and continue to examine issues related to excess facilities. Cost of goods sold is subject to variability in the prices for certain raw materials, most significantly thermoplastic resins used in the manufacture of plastic products for the Jan/San and consumer plastic businesses. Prices of plastic resins, such as polyethylene and polypropylene, increased steadily from the latter half of 2002 through the middle of 2003, then fell slightly in the second half of the year, and have increased again during the early months of 2004. Management has observed that the prices of plastic resins are driven to an extent by prices for crude oil and natural gas, in addition to other factors specific to the supply and demand of the resins themselves. We cannot predict the direction resin prices will take during 2004 and beyond. We are also exposed to price changes for copper (a primary material in many of the products sold by Woods and Woods Canada), aluminum and steel (primary materials in production of truck boxes), corrugated packaging material and other raw materials. Prices for copper, aluminum and steel all have increased in recent months. We have not employed an active hedging program related to our commodity price risk, but are employing other strategies for managing this risk, including contracting for a certain percentage of resin needs through supply agreements and opportunistic spot purchases. In a climate of rising raw material costs, we experience difficulty in raising prices to shift these higher costs to our customers.

Depreciation expense was higher during 2003 as a result of the reduction in depreciable lives for certain CCP manufacturing assets, specifically molds and tooling equipment used in the manufacture of plastic products, from seven to five years, effective January 1, 2003. This change in estimate was made following significant impairments to these types of assets recorded during 2002. The amount of incremental depreciation expense during 2003 as a result of this reduction in depreciable lives was $5.4 million. However, many of these assets became fully depreciated during 2003 since the CCP acquisition occurred in early 1999. Therefore, depreciation expense related to these assets is expected to reduce again in 2004 and subsequent years. Our total depreciation expense in 2004 and subsequent years will also depend on changes in the level of depreciable assets.

Selling, general and administrative expenses have remained stable and are expected to continue to remain stable as a percentage of sales from 2003 levels. Cost reduction efforts are ongoing throughout the Company. Our corporate office was relocated in 2001 and we expect to maintain modest headcount and rental costs for that office. We have completed the process of transferring most back office functions of our Wilen (mops, brooms and brushes) and Glit/Microtron (abrasives) businesses from Georgia to Bridgeton, Missouri, the headquarters of CCP. We are nearly complete with the process of transferring most back office functions of our Disco (filters and miscellaneous food service items) business in McDonough, Georgia to St. Louis, Missouri. We will continue to evaluate the possibility of further consolidation of administrative processes at our subsidiaries.

We have announced or committed to several restructuring plans involving our operations. During 2002 and 2003, we announced plans to consolidate the Warson Road and Earth City facilities as well as a portion of the Hazelwood facility into the Bridgeton facility. All of these facilities are located in the St. Louis, Missouri area. The moves from the Warson Road, Hazelwood and Earth City facilities are now complete. Hazelwood will continue to operate on a satellite basis. Certain molding machines have been and will continue to be transferred to the Bridgeton facility and excess machinery will be sold. The significant charges recorded during 2002 and 2003 related to these facilities were mainly to accrue non-cancelable lease payments for these facilities (i.e., non-incremental cash). We expect the Jan/San and consumer plastics business units to continue to benefit from lower overhead costs in 2004 as a result of these consolidations. Further facility consolidations with respect to the CCP operations are under review.

In December 2003, we closed the Woods Canada manufacturing facility in Toronto, necessitated by our decision to fully outsource its products to lower cost sources. Prior to the plant closure, Woods Canada already sourced a portion of its finished goods from vendors. While outsourcing of the Woods Canada products is a cost saving measure, Woods Canada expects to maintain higher inventory levels, especially through mid-2004, as a result of this move.

We have committed to other restructuring alternatives as well, most of which center around consolidation of operations into fewer facilities. Certain of these projects will require additional levels of cash for both capital expenditures and moving and relocation costs. Capital expenditures, severance, restructuring and related costs, and potential asset impairments related to these initiatives are expected to be approximately $4 million to $6 million during 2004.

We continue to pursue a strategy within the Maintenance Products Group to simplify our business transactions and improve our customer relationships. We have centralized customer service functions for the Continental (Jan/San), Glit/Microtron, Wilen and Disco business units allowing customers to order products from any CCP division on one purchase order. We expect to include the Loren and CCP Canada business units as part of this shared services model during 2004. We believe that operating these businesses as a cohesive unit will improve customer service because our customers' purchasing processes will be simplified, as will follow up on order status, billing, collection and other related functions. We expect that these steps will increase customer loyalty and help in attracting new customers and increasing top line sales in future years.

Our integration cost reduction efforts, integration of back office functions and simplifications of our business transactions are all dependent on executing a system integration plan. This plan involves the migration of data across information technology platforms and implementation of new software and hardware. The domestic systems integration plan was substantially completed in October 2003, while the international systems integration plan will be completed by the end of 2004.

We expect interest rates in 2004 to be slightly higher than 2003; however, we cannot predict the future levels of interest rates. In addition, after June 30, 2003, interest rate margins on our Fleet Credit Agreement borrowings are determined on a pricing matrix which factors operating performance into the pricing grid. Margins dropped an additional 25 basis points as our operating performance resulted in us obtaining the more favorable pricing for our borrowings. During October 2003, in accordance with The Fleet Credit Agreement, margins on the term loan dropped an additional 25 basis points as the balance of the term loan was reduced below $10.0 million as a result of the application of proceeds from the Duckback sale.

Given our history of operating losses, along with guidance provided by the accounting literature covering accounting for income taxes, we were unable to conclude it is more likely than not that we will be able to generate future taxable income sufficient to realize the benefits of deferred tax assets carried on our books. Therefore, a full valuation allowance on the net deferred tax asset position was recorded at December 31, 2003 and December 31, 2002, and we do not expect to record the benefit of any deferred tax assets that may be generated in 2004. We will continue to record current expense associated with foreign and state income taxes.

We are continually evaluating alternatives that relate to divestitures of non-core businesses. Divestitures present opportunities to de-leverage our financial position and free up cash for further investments in core activities. On March 6, 2003, we announced that we were exploring the sale of the Woods and Woods Canada businesses. However, on July 31, 2003, we announced that we decided not to pursue a sale of these businesses at that time. On April 2, 2003, we announced the sale of GC/Waldom with net proceeds of $7.4 million, resulting in a loss of ($0.2) million on the sale. On September 16, 2003, we announced the sale of Duckback for net proceeds of $16.2 million, resulting in a gain of $7.6 million, net of tax.

Cautionary Statement Pursuant to Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995

This report and the information incorporated by reference in this report contain various "forward-looking statements" as defined in Section 27A of the Securities Act of 1933 and Section 21E of the Exchange Act of 1934, as amended. The forward-looking statements are based on the beliefs of our management, as well as assumptions made by, and information currently available to, our management. We have based these forward-looking statements on current expectations and projections about future events and trends affecting the financial condition of our business. These forward-looking statements are subject to risks and uncertainties that may lead to results that differ materially from those expressed in any forward-looking statement made by us or on our behalf, including, among other things:

- Increases in the cost of, or in some cases continuation of, the current price levels of plastic resins, copper, paper board packaging, and other raw materials.

- Our inability to reduce product costs, including manufacturing, sourcing, freight, and other product costs.
- Greater reliance on third parties for our finished goods as we increase the portion of our manufacturing that is outsourced.
- Our inability to reduce administrative costs through consolidation of functions and systems improvements.
- Our inability to execute our systems integration plan.
- Our inability to successfully integrate our operations as a result of the facility consolidations.
- Our inability to sub-lease rented facilities which have been abandoned as a result of consolidation and restructuring initiatives.
- Our inability to achieve product price increases, especially as they relate to potentially higher raw material costs.
- The potential impact of losing lines of business at large retail outlets in the discount and do-it-yourself markets.
- Competition from foreign competitors.
- The potential impact of new distribution channels, such as e-commerce, negatively impacting us and our existing channels.
- The potential impact of rising interest rates on our LIBOR-based Fleet Credit Agreement.
- Our inability to meet covenants associated with the Fleet Credit Agreement.
- The potential impact of rising costs for insurance for properties and various forms of liabilities.
- The potential impact of changes in foreign currency exchange rates related to our foreign operations.
- Labor issues, including union activities that require an increase in production costs or lead to a strike, thus impairing production and decreasing sales. We are also subject to labor relations issues at entities involved in our supply chain, including both suppliers and those involved in transportation and shipping.
- Changes in significant laws and government regulations affecting environmental compliance and income taxes.
- Our inability to sell certain assets to raise cash and de-leverage our financial condition.
- Our inability to replace lost sales due the loss of the NOMA®-branded products at Woods Canada.

Words and phrases such as "expects," "estimates," "will," "intends," "plans," "believes," "anticipates" and the like are intended to identify forward-looking statements. The results referred to in forward-looking statements may differ materially from actual results because they involve estimates, assumptions and uncertainties. Forward-looking statements included herein are as of the date hereof and we undertake no obligation to revise or update such statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. All forward-looking statements should be viewed with caution.

Critical Accounting Policies

Our significant accounting policies are more fully described in Note 2 to the Consolidated Financial Statements. Certain of our accounting policies as discussed below require the application of significant judgment by management in selecting the appropriate assumptions for calculating amounts to record in our financial statements. By their nature, these judgments are subject to an inherent degree of uncertainty.

Revenue Recognition—Revenue is recognized for all sales, including sales to agents and distributors, at the time the products are shipped and title has transferred to the customer, provided that a purchase order has been received or a contract has been executed, there are no uncertainties regarding customer acceptances, the sales price is fixed and determinable and collectibility is deemed probable. The Company's standard shipping terms are FOB shipping point. Sales discounts, returns and allowances, and cooperative advertising are included in net sales, and the provision for doubtful accounts is included in selling, general and administrative expenses.

Stock-Based Compensation—The Company follows the provisions of Accounting Principles Board (APB) Opinion No. 25, *Accounting for Stock Issued to Employees,* regarding accounting for stock options and other stock awards. APB Opinion No. 25 dictates a measurement date concept in the determination of compensation expense related to stock awards including stock options, restricted stock, and stock appreciation rights. Katy's outstanding stock options all have established measurement dates and therefore, fixed plan accounting is applied, generally resulting in no compensation expense for stock option awards. However, the Company has issued stock appreciation rights, stock awards and restricted stock awards which are accounted for as variable stock compensation awards and compensation expense has been recorded for these awards. Compensation expense for stock awards and stock appreciation rights is recorded in selling, general and administrative expenses in the Consolidated Statements of Operations.

Accounts Receivable—We perform ongoing credit evaluations of our customers and adjust credit limits based upon payment history and the customer's current credit worthiness, as determined by our review of their current credit information. We continuously monitor collections and payment from our customers and maintain a provision for estimated credit losses based upon our historical experience and any specific customer collection issues that we have identified. While such credit losses have historically been within our expectations and the provision established, we cannot guarantee that we will continue to experience the same credit loss rates that we have in the past. Since our accounts receivable are concentrated in a relatively few number of large sized customers, especially our consumer/retail customers, a significant change in the liquidity or financial position of any one of these customers could have a material adverse impact on the collectibility of our accounts receivable and our future operating results.

Inventories—We value our inventory at the lower of the actual cost to purchase and/or manufacture the inventory or the current estimated market value of the inventory. We regularly review inventory quantities on hand and record a provision for excess and obsolete inventory based primarily on our estimated forecast of product demand and production requirements for the next twelve months. Our accounting policies state that operating divisions are to identify, at a minimum, those inventory items that are in excess of either one year's historical or one year's forecasted usage, and to use business judgment in determining which is the more appropriate metric. Those inventory items must then be evaluated on a lower of cost or market basis for realizability. A significant increase in the demand for our products could result in a short-term increase in the cost of inventory purchases while a significant decrease in demand could result in an increase in the amount of excess inventory quantities on hand. Additionally, our estimates of future product demand may prove to be inaccurate, in which case we may have understated or overstated the provision required for excess and obsolete inventory. In the future, if our inventory is determined to be overvalued, we would be required to recognize such costs in our cost of goods sold at the time of such determination. Therefore, although we make every effort to ensure the accuracy of our forecasts of future product demand, any significant unanticipated changes in demand or product developments could have a significant impact on the value of our inventory and our reported operating results. Our reserves for excess and obsolete inventory were $5.6 million and $5.7 million, respectively, as of December 31, 2003 and December 31, 2002.

Impairments of Long-Lived Assets—We regularly review our long-lived assets for impairment in accordance with SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*. For assets that are to be held and used, this is done by comparing undiscounted future cash flows associated with the asset (or asset group) and determining if the carrying value of the asset (asset group) will be recovered by those cash flows over the remaining useful life of the asset (or of the primary asset of an asset group). If the future undiscounted cash flows indicate that the carrying value of the asset (asset group) will not be recovered, then the asset is marked to fair value. We monitor our operations to look for triggering events that may cause us to perform an impairment analysis. These events include, among others, loss of product lines, poor operating performance and abandonment of facilities. We determine the lowest level at which cash flows are separately identifiable to perform the future cash flows tests, and apply the results to the assets related to those separately identifiable cash flows. In some cases, this may be at the individual asset level, but in other cases, it is more appropriate to perform this testing at a business unit level (especially when poor operating performance was the triggering event). For assets that are to be disposed of by sale or by a means other than by sale, the identified asset (or disposal group if a group of assets or entire business unit) is marked to fair value less costs to sell. In the case of the planned sale of a business unit, SFAS No. 144 indicates that disposal groups should be reported as discontinued operations on the consolidated financial statements if cash flows of the disposal group are separately identifiable. SFAS No. 144 has had an impact on the application of accounting for discontinued operations, making it in general much easier to classify a business unit (disposal group) held for sale as a discontinued operation. The rules covering discontinued operations prior to SFAS No. 144 generally required that an entire segment of a business be planned for disposal in order to classify it as a discontinued operation. We recorded significant impairments of long-lived assets during 2003, 2002 and 2001 in accordance with SFAS No. 144, which are discussed in Notes 4 and 5 to the Consolidated Financial Statements. We also recorded amounts as discontinued operations in 2003 (and for all periods presented), which are detailed further in Note 8 to the Consolidated Financial Statements.

Deferred Income Taxes—We recognize deferred income tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities. Deferred income tax assets also include federal, state and foreign net operating loss carry-forwards, primarily due to the significant operating losses incurred during recent years, as well as various tax credits. We regularly review our deferred income tax assets for recoverability taking into consideration historical net income (losses), projected future income (losses) and the expected timing of the reversals of existing temporary differences. We establish a valuation allowance when it is more likely than not that these assets will not be recovered. As of December 31, 2003, we had a valuation allowance of $46.2 million. During the year ended December 31, 2003, we increased the valuation allowance by $3.4 million primarily to provide a full reserve against our net deferred tax asset position. Given the negative evidence provided by our history of operating losses, and considering guidance provided by SFAS No. 109, *Accounting for Income Taxes,* we were unable to conclude that it is more likely than not that our deferred tax assets would be recoverable through the generation of future taxable income. We will continue to evaluate our valuation allowance requirements based on future operating results and business acquisitions and dispositions, and we may adjust our deferred tax asset valuation allowance. Such changes in our deferred tax asset valuation allowance will be reflected in current operations through our income tax provision.

Workers' Compensation and Product Liabilities—We make payments for workers' compensation and product liability claims generally through the use of a third party claims administrator. We have purchased insurance coverage for large claims over our self-insured retention levels. Our workers' compensation and health benefit liabilities are developed using actuarial methods based upon historical data for payment patterns, cost trends, and other relevant factors. In order to consider a range of possible outcomes, we have based our estimates of liabilities in this area on several different sources of loss development factors, including those from the insurance industry, the manufacturing industry, and factors developed in-house. Our general approach is to identify a reasonable, logical conclusion, typically in the middle range of the possible outcomes. While we believe that our liabilities for workers' compensation and product liability claims as of December 31, 2003 are adequate and that the judgment applied is appropriate, such estimated liabilities could differ materially from what will actually transpire in the future.

New Accounting Pronouncements

In April 2002, the FASB released SFAS No. 145, *Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections.* SFAS No. 145 rescinds and makes technical corrections regarding various topics, including early extinguishments of debt and sale-leaseback transactions. The statement is effective for fiscal years beginning after May 15, 2002. The Company adopted SFAS No. 145 on January 1, 2003. SFAS No. 145 requires certain costs and losses associated with early extinguishments of debt be reported as interest expense as a component of income from continuing operations, whereas the prior accounting guidance provided for classification of these costs and losses as extraordinary items, reported separate on a tax-effected basis after income from continuing operations. The adoption of SFAS No. 145 resulted in the Company reclassifying a $1.2 million write-off of previously capitalized debt costs that occurred during 2001 to interest expense in income from continuing operations during 2001, which had previously been classified as an extraordinary item. During 2003, the Company wrote off $0.7 million of previously capitalized debt costs in connection with the debt refinancing (see Note 10 to the Consolidated Financial Statements). This write-off is included in interest expense in the Consolidated Statement of Operations.

In July 2002, the FASB issued SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities.* SFAS No. 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. Examples of costs covered by the standard include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operation, plant closing, or other exit or disposal activity. Previous accounting guidance was provided by Emerging Issues Task Force (EITF) Issue No. 94-3, *Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring).* SFAS No. 146 replaces EITF Issue No. 94-3. The new standard was effective for exit or restructuring activities initiated after December 31, 2002. The Company has complied with the provisions of SFAS No. 146 for all restructuring activities commenced during 2003. See Note 21 for further information on the Company's restructuring activities.

In November 2002, the FASB issued FASB Interpretation No. (FIN) 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.* This interpretation elaborates on the disclosures to be made by a guarantor in its financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. Katy has determined that its disclosures in regards to guarantees are in accordance with FIN 45.

In January 2003, FIN 46, *Consolidation of Variable Interest Entities—an Interpretation of ARB No. 51,* was released. The interpretation requires variable interest entities to be consolidated if the equity investment at risk is not sufficient to permit an entity to finance its activities without support from other parties or the equity investors lack certain specified characteristics of a controlling financial interest. The guidelines of the interpretation will become applicable for the Company in its first quarter 2004 financial statements. Katy is reviewing FIN 46 to determine its impact, if any, on future reporting periods, and does not currently anticipate any material accounting or disclosure requirements under the provisions of this interpretation.

In April 2003, the FASB released SFAS No. 149, *Amendment of Statement 133 on Derivative Instruments and Hedging Activities.* Katy does not currently use derivative instruments or participate in hedging activities and therefore, does not expect SFAS No. 149 to impact its financial reporting. If Katy were to utilize derivative instruments or participate in hedging activities, it would follow the provisions of SFAS No. 149.

In May 2003, the FASB released SFAS No. 150, *Accounting for Certain Financial Instruments with Characteristics of Liabilities and Equity.* SFAS No. 150 establishes standards for how certain financial instruments with characteristics of both liabilities and equity are to be classified and measured. It requires that certain financial instruments within its scope be classified as a liability (or an asset in some circumstances), while many of those instruments were previously classified as equity. SFAS No. 150 is effective for the third quarter of 2003. Katy has determined that SFAS No. 150 does not impact its financial reporting.

In December 2003, the FASB revised SFAS No. 132, *Employers' Disclosures about Pensions and Other Postretirement Benefits.* The revised statement requires additional disclosures about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans. The disclosure provisions of the revised statement have been reflected in Note 13 to the Consolidated Financial Statements.

Environmental and Other Contingencies

The Company and certain of its current and former direct and indirect corporate predecessors, subsidiaries and divisions are involved in remedial activities at certain present and former locations and have been identified by the EPA, state environmental agencies and private parties as potentially responsible parties (PRPs) at a number of hazardous waste disposal sites under the Comprehensive Environmental Response, Compensation and Liability Act (Superfund Act) or equivalent state laws and, as such, may be liable for the cost of cleanup and other remedial activities at these sites. Responsibility for cleanup and other remedial activities at a Superfund site is typically shared among PRPs based on an allocation formula. Under the federal Superfund statute, parties could be held jointly and severally liable, thus subjecting them to potential individual liability for the entire cost of cleanup at the site. Based on its estimate of allocation of liability among PRPs, the probability that other PRPs, many of whom are large, solvent, public companies, will fully pay the costs apportioned to them, currently available information concerning the scope of contamination, estimated remediation costs, estimated legal fees and other factors, the Company has recorded and accrued for indicated environmental liabilities amounts that it deems reasonable and believes that any liability with respect to these matters in excess of the accrual will not be material. The ultimate costs will depend on a number of factors and the amount currently accrued represents management's best current estimate of the total cost to be incurred. The Company expects this amount to be substantially paid over the next one to four years.

The most significant environmental matter in which the Company is currently involved relates to the W.J. Smith site. In 1993, the EPA initiated a Unilateral Administrative Order Proceeding under Section 7003 of the RCRA against W.J. Smith and Katy. The proceeding requires certain actions at the W.J. Smith site and certain off-site areas, as well as development and implementation of additional cleanup activities to mitigate off-site releases. In December 1995, W.J. Smith, Katy and USEPA agreed to resolve the proceeding through an Administrative Order on Consent under Section 7003 of RCRA. Pursuant to the Order, W.J. Smith is currently implementing a cleanup to mitigate off-site releases.

In December 1996, Banco del Atlantico ("plaintiff"), a bank located in Mexico, filed a lawsuit in Texas against Woods, a subsidiary of Katy, and against certain past and/or then present officers, directors and former owners of Woods (collectively, "defendants"). The plaintiff alleges that the defendants participated in violations of the Racketeer Influenced and Corrupt Organizations Act ("RICO") involving allegedly fraudulently obtained loans from Mexican banks, including the plaintiff, and "money laundering" of the proceeds of the illegal enterprise. In its recently-filed Amended Complaint, the plaintiff also alleges violations of the Indiana RICO and Crime Victims Act. All of the foregoing is alleged to have occurred prior to Katy's purchase of Woods.

The plaintiff alleges that it made loans to a Mexican corporation controlled by certain past officers and directors of Woods based upon fraudulent representations and guarantees. In addition to its fraud, conspiracy, and RICO claims, the plaintiff seeks recovery upon certain alleged guarantees purportedly executed by Woods Wire Products, Inc., a predecessor company from which Woods purchased certain assets in 1993. The primary legal theories under which the plaintiff seeks to hold Woods liable for its alleged damages are respondeat superior, conspiracy, successor liability, or a combination of the three.

On March 31, 2003, the Southern District of Texas court ordered that the case be transferred to the Southern District of Indiana on the ground that Indiana has a closer relationship to this case than Texas.

The case is currently pending in the Southern District of Indiana. The plaintiff filed its Amended Complaint on December 17, 2003. Pursuant to court order, the defendants filed motions to dismiss the Amended Complaint on February 17, 2004. All defendants have moved to dismiss the Amended Complaint and all claims contained within it on grounds of forum non conveniens and comity. All defendants have also moved to dismiss the Indiana RICO and Indiana Crime Victims Act claims as barred by the applicable statutes of limitations. Additionally, Woods and certain other defendants have separately moved to dismiss certain claims of the Amended Complaint pursuant to Federal Rules of Civil Procedure 12(b)(6) and 9(b) for failure to state a claim upon which relief can be granted. The plaintiff's responses to these motions to dismiss have not yet been filed. The parties are currently engaged in discovery, and the trial of the action (assuming any is needed) is scheduled for January 2006.

The plaintiff is claiming damages in excess of $24 million and is requesting that damages be trebled under Indiana and federal RICO, and/or the Indiana Crime Victims Act. Because defendants' motions to dismiss have not yet been briefed and certain jurisdictional issues have not yet been fully adjudicated, it is not possible at this time for the Company to reasonably determine an outcome or accurately estimate the range of potential exposure. Katy may have recourse against the former owner of Woods and others for, among other things, violations of covenants, representations and warranties under the purchase agreement through which Katy acquired Woods, and under state, federal and common law. Woods may also have indemnity claims against the former officers and directors. In addition, there is a dispute with the former owners of Woods regarding the final disposition of amounts withheld from the purchase price, which may be subject to further adjustment as a result of the claims by the plaintiff. The extent or limit of any such adjustment cannot be predicted at this time. An adverse judgment in this matter could have a material impact on the Company's results of operations, liquidity and financial position if the Company were not able to exercise recourse against the former owner of Woods.

Katy also has a number of product liability and workers' compensation claims pending against it and its subsidiaries. Many of these claims are proceeding through the litigation process and the final outcome will not be known until a settlement is reached with the claimant or the case is adjudicated. The Company estimates that it can take up to 10 years from the date of the injury to reach a final outcome on certain claims. With respect to the product liability and workers' compensation claims, Katy has provided for its share of expected losses beyond the applicable insurance coverage, including those incurred but not reported to the Company or its insurance providers, which are developed using actuarial techniques. Such accruals are developed using currently available claim information, and represent management's best estimates. The ultimate cost of any individual claim can vary based upon, among other factors, the nature of the injury, the duration of the disability period, the length of the claim period, the jurisdiction of the claim and the nature of the final outcome.

Since 1998, Woods Canada has used the NOMA® trademark in Canada under the terms of a license with Gentek Inc. (Gentek). In October 2002, Gentek filed a petition for reorganization under Chapter 11 of the U.S. Bankruptcy Code. In July 2003, as part of the bankruptcy proceedings, Gentek filed a motion to reject this trademark license agreement. On November 5, 2003, Gentek's motion was granted by the U.S. Bankruptcy Court. As a result, the trademark license agreement is no longer in effect. Woods Canada will use the NOMA® trademark through mid-2004 and, thereafter, will lose the right to brand certain of its product with the NOMA® trademark. Approximately 50% of Woods Canada's sales are of NOMA®-branded products. Woods Canada will seek to replace those sales with sales of other products and will continue to act as a supplier for the new licensee of the NOMA® trademark. However, there is no guarantee that Woods Canada will be able to replace the lost sales of NOMA®-branded products.

Although we believe that these actions individually and in the aggregate are not likely to have a material adverse effect on the Company, further costs could be significant and will be recorded as a charge to operations when such costs become probable and reasonably estimable.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

Our exposure to market risk associated with changes in interest rates relates primarily to our debt obligations. We currently do not use derivative financial instruments relating to this exposure. Our interest obligations on outstanding debt at December 31, 2003 were indexed from short-term LIBOR (London Inter-bank Offered Rates). We do not believe our exposures to interest rate risks are material to our financial position or results of operations.

The following table presents as of December 31, 2003, our financial instruments, rates of interest and indications of fair value:

Expected Maturity Dates *(Thousands of dollars)*	2004	2005	2006	2007	2008	Thereafter	Total	Fair Value
Assets								
Temporary cash investments								
Fixed rate	$ —	$ —	$—	$—	$ —	$—	$ —	$ —
Average interest rate	—	—	—	—	—	—	—	—
Indebtedness								
Fixed rate debt	$ —	$ —	$—	$—	$ —	$—	$ —	$ —
Average interest rate	—	—	—	—	—	—	—	—
Variable interest rate	$2,857	$806	$—	$—	$36,000	$—	$39,663	$39,663
Average interest rate	3.51%	3.51%	—	—	3.25%	—	3.27%	—

Foreign Exchange Risk

We are exposed to fluctuations in the Euro, British pound, Canadian dollar and Chinese Yuan Renminbi. Some of our subsidiaries make significant U.S. dollar purchases from Asian suppliers, particularly in China. An adverse change in foreign currency exchange rates of Asian countries could result in an increase in the cost of purchases. We do not currently hedge foreign currency transaction or translation exposures. Our net investment in foreign subsidiaries translated into U.S. dollars at December 31, 2003 is $36.3 million. Our net investment in foreign subsidiaries resulting from a 10% adverse change in foreign currency exchange rates would amount to $3.6 million at December 31, 2003.

Commodity Price Risk

We have not employed an active hedging program related to our commodity price risk, but are employing other strategies for managing this risk, including contracting for a certain percentage of resin needs through supply agreements and opportunistic spot purchases.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The management of Katy Industries, Inc. is responsible for the accuracy and internal consistency of all information contained in this annual report, including the Consolidated Financial Statements. Management has followed those generally accepted accounting principles that it believes to be most appropriate to the circumstances of the Company, and has made what it believes to be reasonable and prudent judgments and estimates where necessary.

Katy Industries, Inc. operates under a system of internal accounting controls designed to provide reasonable assurance that its financial records are accurate, that the assets of the Company are protected and that the financial statements fairly present the financial position and results of operations of the Company. The internal accounting controls system is tested, monitored and revised as necessary.

Three directors of the Company, not members of management, serve as the Audit Committee of the Board of Directors and are the principal means through which the Board oversees performance of the financial reporting duties of management. The Audit Committee meets with management and the Company's independent auditors several times a year to review the results of the external audit of the Company and to discuss plans for future audits. At these meetings, the Audit Committee also meets privately with the independent auditors to assure its unrestricted access to them.

The Company's independent auditors, PricewaterhouseCoopers LLP, audited the financial statements prepared by the management of Katy Industries, Inc. Their opinion on these financial statements is presented below.

C. Michael Jacobi
President and Chief Executive Officer

Amir Rosenthal
Vice President, Chief Financial Officer,
General Counsel and Secretary

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholders of
Katy Industries, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, stockholders' equity and cash flows, present fairly, in all material respects, the financial position of Katy Industries, Inc. and its subsidiaries at December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2 to the consolidated financial statements, in 2002 the Company changed its method of accounting for goodwill to conform to Statement of Financial Accounting Standards No. 142. Also as discussed in Note 2 to the consolidated financial statements, in 2002 the Company changed its method of accounting for discontinued operations to conform to Statement of Financial Accounting Standards No. 144.

PricewaterhouseCoopers LLP
St. Louis, Missouri
March 25, 2004

CONSOLIDATED BALANCE SHEETS

As of December 31, 2003 and 2002

(Amounts in thousands)	**2003**	2002
ASSETS		
Current Assets:		
Cash and cash equivalents	**$ 6,748**	$ 4,842
Trade accounts receivable, net of allowances of $3,029 and $2,771	**65,197**	58,463
Inventories	**53,545**	56,806
Other current assets	**1,658**	1,775
Current assets of discontinued operations	—	7,748
Total current assets	**127,148**	129,634
Other Assets:		
Goodwill	**10,215**	10,543
Intangibles, net	**22,399**	25,536
Equity method investment in unconsolidated affiliate	**1,617**	7,306
Other	**8,735**	12,295
Non-current assets of discontinued operations	—	4,069
Total other assets	**42,966**	59,749
Property and Equipment:		
Land and improvements	**3,196**	3,180
Buildings and improvements	**17,198**	14,707
Machinery and equipment	**129,240**	141,013
	149,634	158,900
Less—Accumulated depreciation	**(78,040)**	(72,306)
Net property and equipment	**71,594**	86,594
Total assets	**$241,708**	$275,977
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	**$ 37,259**	$ 36,765
Accrued compensation	**6,212**	7,131
Accrued expenses	**40,238**	47,569
Current maturities, long-term debt	**2,857**	700
Revolving credit agreement	**36,000**	44,751
Current liabilities of discontinued operations	—	2,963
Total current liabilities	**122,566**	139,879
Long-Term Debt, less current maturities	**806**	—
Other Liabilities	**16,044**	17,526
Total liabilities	**139,416**	157,405
Commitments and Contingencies (Notes 20 and 23)	—	—
Preferred Interest of Subsidiary	—	16,400
Stockholders' Equity		
15% Convertible preferred stock, $100 par value, authorized 1,200,000 shares, issued and outstanding 925,750 shares and 805,000 shares, respectively, liquidation value $98,396 and $85,595, respectively	**93,507**	80,696
Common stock, $1 par value; authorized 35,000,000 shares; issued 9,822,204 shares	**9,822**	9,822
Additional paid-in capital	**40,441**	46,701
Accumulated other comprehensive income (loss)	**2,387**	(3,046)
Accumulated deficit	**(21,137)**	(11,773)
Treasury stock, at cost, 1,941,327 shares and 1,460,027 shares, respectively	**(22,728)**	(20,228)
Total stockholders' equity	**102,292**	102,172
Total liabilities and stockholders' equity	**$241,708**	$275,977

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

For the Years Ended December 31, 2003, 2002 and 2001

(Amounts in thousands, except per share amounts)	**2003**	2002	2001
Net sales	**$436,410**	$445,755	$447,108
Cost of goods sold	**365,563**	373,578	388,032
Gross profit	**70,847**	72,177	59,076
Selling, general and administrative expenses	**(59,740)**	(63,657)	(71,003)
Impairments of long-lived assets	**(11,880)**	(21,204)	(47,469)
Severance, restructuring and related charges	**(8,132)**	(19,155)	(13,380)
Loss on SESCO joint venture transaction	**—**	(6,010)	—
Operating loss	**(8,905)**	(37,849)	(72,776)
Equity in (loss) income of equity method investment (including impairment charge of $5.5 million in 2003)	**(5,689)**	295	72
Interest, net	**(6,137)**	(6,046)	(12,639)
Other, net	**(1,234)**	(408)	(604)
Loss from continuing operations before benefit (provision) for income taxes	**(21,965)**	(44,008)	(85,947)
Benefit (provision) for income taxes from continuing operations	**3,158**	(7,482)	21,757
Loss from continuing operations before distributions on preferred interest of subsidiary	**(18,807)**	(51,490)	(64,190)
Distributions on preferred interest of subsidiary (net of tax)	**(80)**	(1,593)	(1,274)
Loss from continuing operations	**(18,887)**	(53,083)	(65,464)
Income (loss) from operations of discontinued businesses (net of tax)	**2,081**	(4,458)	2,202
Gain on sale of discontinued businesses (net of tax)	**7,442**	3,306	—
Loss before cumulative effect of a change in accounting principle	**(9,364)**	(54,235)	(63,262)
Cumulative effect of a change in accounting principle (net of tax)	**—**	(2,514)	—
Net loss	**(9,364)**	(56,749)	(63,262)
Gain on early redemption of preferred interest of subsidiary	**6,560**	—	6,600
Payment in kind of dividends on convertible preferred stock	**(12,811)**	(11,136)	(4,459)
Net loss attributable to common stockholders	**$ (15,615)**	$ (67,885)	$ (61,121)
Loss per share of common stock—Basic and diluted			
Loss from continuing operations attributable to common stockholders	**$ (3.06)**	$ (7.67)	$ (7.54)
Discontinued operations	**1.16**	(0.14)	0.26
Cumulative effect of a change in accounting principle	**—**	(0.30)	—
Net loss attributable to common stockholders	**$ (1.90)**	$ (8.11)	$ (7.28)

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

For the Years Ended December 31, 2003, 2002 and 2001

(Amounts in thousands)	Convertible Preferred Stock		Common Stock	
	Number of Shares	Par Value	Number of Shares	Par Value
Balance, January 1, 2001	—	$ —	9,822,204	$9,822
Net loss	—	—	—	—
Foreign currency translation adjustment	—	—	—	—
Pension minimum liability adjustment	—	—	—	—
Comprehensive loss	—	—	—	—
Issuance of convertible preferred stock	700,000	70,000	—	—
Direct costs related to issuance of convertible preferred stock	—	(4,899)	—	—
Redemption of preferred interest in subsidiary, net of tax	—	—	—	—
Payment in kind dividends accrued	—	4,459	—	—
Stock option grant	—	—	—	—
Other	—	—	—	—
Balance, December 31, 2001	700,000	69,560	9,822,204	9,822
Net loss	—	—	—	—
Foreign currency translation adjustment	—	—	—	—
Pension minimum liability adjustment	—	—	—	—
Comprehensive loss	—	—	—	—
Issuance of convertible preferred stock related to PIK dividends accrued	105,000	—	—	—
Payment in kind dividends accrued	—	11,136	—	—
Stock option grant	—	—	—	—
Other	—	—	—	—
Balance, December 31, 2002	805,000	80,696	9,822,204	9,822
Net loss	—	—	—	—
Foreign currency translation adjustment	—	—	—	—
Pension minimum liability adjustment	—	—	—	—
Comprehensive loss	—	—	—	—
Purchase of treasury stock	—	—	—	—
Issuance of convertible preferred stock related to PIK dividends accrued	120,750	—	—	—
Redemption of preferred interest in subsidiary, net of tax	—	—	—	—
Payment in kind dividends accrued	—	12,811	—	—
Other	—	—	—	—
Balance, December 31, 2003	**925,750**	**$93,507**	**9,822,204**	**$9,822**

See Notes to Consolidated Financial Statements

Additional Paid-in Capital	Other Compre-hensive (Loss) Income	Unearned Compensation	Retained Earnings (Accumulated Deficit)	Treasury Stock	Compre-hensive Loss	Total Stockholders' Equity
$ 51,127	$(2,757)	$(518)	$112,697	$(20,038)		$150,333
—	—	—	(63,262)	—	$(63,262)	(63,262)
—	(1,511)	—	—	—	(1,511)	(1,511)
—	(357)	—	—	—	(357)	(357)
—	—	—	—	—	$(65,130)	
—	—	—	—	—		70,000
—	—	—	—	—		(4,899)
6,710	—	—	—	—		6,710
—	—	—	(4,459)	—		—
477	—	—	—	—		477
—	—	412	—	(39)		373
58,314	(4,625)	(106)	44,976	(20,077)		157,864
—	—	—	(56,749)	—	$(56,749)	(56,749)
—	1,913	—	—	—	1,913	1,913
—	(334)	—	—	—	(334)	(334)
—	—	—	—	—	$(55,170)	
—	—	—	—	—		
(11,136)	—	—	—	—		—
(477)	—	—	—	—		(477)
—	—	106	—	(151)		(45)
46,701	(3,046)	—	(11,773)	(20,228)		102,172
—	—	—	(9,364)	—	$ (9,364)	(9,364)
—	5,419	—	—	—	5,419	5,419
—	14	—	—	—	14	14
—	—	—	—	—	$ (3,931)	
—	—	—	—	(2,520)		(2,520)
—	—	—	—	—		
6,560	—	—	—	—		6,560
(12,811)	—	—	—	—		—
(9)	—	—	—	20		11
$ 40,441	**$ 2,387**	**$ —**	**$(21,137)**	**$(22,728)**		**$102,292**

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2003, 2002 and 2001

(Thousands of dollars)	**2003**	2002	2001
Cash flows from operating activities:			
Net loss	**$ (9,364)**	$(56,749)	$(63,262)
(Income) loss from operations of discontinued businesses	**(9,523)**	1,152	(2,202)
Loss from continuing operations	**$(18,887)**	$(55,597)	$(65,464)
Cumulative effect of a change in accounting principle	—	2,514	—
Depreciation and amortization	**21,954**	19,259	20,216
Impairments of long-lived assets	**11,880**	21,204	47,469
Write-off and amortization of debt issuance costs	**2,981**	1,605	2,546
(Gain) loss on sale of assets	**(627)**	160	239
Loss on SESCO joint venture transaction	—	6,010	—
Equity in loss (income) of equity method investment (including impairment charge of $5.5 million in 2003)	**5,689**	(295)	(72)
Deferred income taxes	—	8,889	(24,918)
	22,990	3,749	(19,984)
Changes in operating assets and liabilities:			
Accounts receivable	**(3,869)**	9,591	9,996
Inventories	**5,504**	(4,150)	30,100
Other assets	**1,100**	776	2,484
Accounts payable	**(727)**	3,369	(12,951)
Accrued expenses	**(9,679)**	6,640	(201)
Other, net	**(2,125)**	4,997	(688)
Net cash (used in) provided by continuing operations	**(9,796)**	21,223	28,740
Net cash provided by continuing operations	**13,194**	24,972	8,756
Net cash (used in) provided by discontinued operations	**(5,159)**	6,931	9,795
Net cash provided by operating activities	**8,035**	31,903	18,551
Cash flows from investing activities:			
Capital expenditures of continuing operations	**(13,324)**	(9,987)	(10,979)
Capital expenditures of discontinued operations	**(111)**	(132)	(1,587)
Acquisition of subsidiary, net of cash acquired	**(1,161)**	—	—
Collections of notes receivable from sales of subsidiaries	**1,035**	820	137
Proceeds from sale of subsidiaries, net	**23,647**	13,947	1,576
Proceeds from sale of assets	**2,839**	249	691
Net cash provided by (used in) investing activities	**12,925**	4,897	(10,162)
Cash flows from financing activities:			
Net repayments of revolving loans	**(8,751)**	(12,249)	(73,464)
Proceeds of term loans	**20,000**	—	30,000
Repayments of term loans	**(16,337)**	(26,393)	(6,282)
Direct costs associated with debt facilities	**(1,583)**	(720)	(7,471)
Proceeds from issuance of Convertible Preferred Stock	—	—	70,000
Direct costs related to issuance of Convertible Preferred Stock	—	—	(4,899)
Redemption of preferred interest of subsidiary	**(9,840)**	—	(9,900)
Repayment of real estate and chattel mortgages	**(700)**	—	—
Payment of dividends	—	—	(629)
Repurchases of common stock	**(2,520)**	—	(39)
Net cash used in financing activities	**(19,731)**	(39,362)	(2,684)
Effect of exchange rate changes on cash and cash equivalents	**677**	(432)	(194)
Net increase (decrease) in cash and cash equivalents	**1,906**	(2,994)	5,511
Cash and cash equivalents, beginning of period	**4,842**	7,836	2,325
Cash and cash equivalents, end of period	**$ 6,748**	$ 4,842	$ 7,836

See Notes to Consolidated Financial Statements

(Thousands of dollars, except per share data)

Note 1. Organization of the Business

The Company is a manufacturer and distributor of a variety of commercial and consumer products, including sanitary maintenance supplies, coated abrasives and electrical products. Principal markets are in the United States, Canada, and Europe and include the sanitary maintenance, restaurant supply, retail, electrical and automotive markets. These activities are grouped into two primary reportable segments: Electrical Products and Maintenance Products.

Note 2. Significant Accounting Policies

Consolidation Policy—The consolidated financial statements include the accounts of Katy Industries, Inc. and subsidiaries in which it has a greater than 50% voting interest, collectively "Katy" or the "Company." All significant intercompany accounts, profits and transactions have been eliminated in consolidation. Investments in affiliates that are not majority owned and where the Company exercises significant influence are reported using the equity method.

As part of the continuous evaluation of its operations, Katy has acquired and disposed of certain of its operating units in recent years. Those which affected the Consolidated Financial Statements for the years ended December 31, 2003, 2002, and 2001 are discussed in Notes 7 and 8.

At December 31, 2003, the Company owns 30,000 shares of common stock, a 43% interest, in Sahlman Holding Company, Inc. (Sahlman) that is accounted for under the equity method. Sahlman is engaged in the business of harvesting shrimp off the coast of South and Central America and shrimp farming in Nicaragua. As of December 31, 2003 and 2002, the investment balances were $1.6 million and $7.3 million, respectively. See Note 6 on impairment of equity method investment.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition—Revenue is recognized for all sales, including sales to agents and distributors, at the time the products are shipped and title has transferred to the customer, provided that a purchase order has been received or a contract has been executed, there are no uncertainties regarding customer acceptances, the sales price is fixed and determinable and collectibility is deemed probable. The Company's standard shipping terms are FOB shipping point. Sales discounts, returns and allowances, and cooperative advertising are included in net sales, and the provision for doubtful accounts is included in selling, general and administrative expenses.

Cash and Cash Equivalents—Cash equivalents consist of highly liquid investments with original maturities of three months or less.

Advertising Costs—Advertising costs are expensed as incurred. Advertising costs expensed in 2003, 2002 and 2001 were $3.3 million, $3.9 million and $8.0 million, respectively.

Accounts Receivable—Accounts receivable are stated at net realizable value. Customer collections, receivables aging, and information on customer creditworthiness are continuously monitored, and provisions are maintained for estimated credit losses based upon historical experience and specific customer collection issues that are identified.

Inventories—Inventories are stated at the lower of cost or market value, and reserves are established for excess and obsolete inventory (shown below in the table as "Inventory reserves") in order to ensure proper valuation of inventories. Cost includes materials, labor and overhead. At December 31, 2003 and 2002, approximately 35% of Katy's inventories (excluding discontinued operations) were accounted for using the last-in, first-out (LIFO) method, while the remaining inventories were accounted for using the first-in, first-out (FIFO) method. Current cost, as determined using the FIFO method, exceeded LIFO cost by $1.9 million and $1.3 million at December 31, 2003 and 2002, respectively. The components of inventories are:

December 31, *(Thousands of dollars)*	**2003**	2002
Raw materials	**$18,664**	$18,733
Work in process	**1,573**	1,539
Finished goods	**38,938**	42,264
Inventory reserves	**(5,630)**	(5,730)
	$53,545	$56,806

Goodwill—In connection with certain acquisitions, the Company recorded goodwill representing the cost of the acquisition in excess of the fair value of the net assets acquired. Beginning in 2002, goodwill is not amortized in accordance with Statement of Financial Accounting Standards (SFAS) No. 142, *Goodwill and Intangible Assets.* The fair value of each reporting unit that carries goodwill is determined annually, and the fair value is compared to the carrying value of the reporting unit. If the fair value exceeds the carrying value, then no adjustment is necessary. If the carrying value of the reporting unit exceeds the fair value, appraisals are performed of long-lived assets and other adjustments are made to arrive at a revised fair value balance sheet. This revised fair value balance sheet (without goodwill) is compared to the fair value of the business previously determined, and a revised goodwill amount is reached. If the indicated goodwill amount meets or exceeds the current carrying value of goodwill, then no adjustment is required. However, if the result indicates a reduced level of goodwill, an impairment is recorded to state the goodwill at the revised level. Any future impairments of goodwill determined in accordance with SFAS No. 142 would be recorded as a component of income from continuing operations. See Note 4.

Property and Equipment—Property and equipment are stated at cost and depreciated over their estimated useful lives: buildings (10–40 years) generally using the straight-line method; machinery and equipment (3–20 years) using straight-line or composite methods; tooling (5 years) using the straight-line method; and leasehold improvements using the straight-line method over the remaining lease period or useful life, if shorter. Costs for repair and maintenance of machinery and equipment are expensed as incurred, unless the result significantly increases the useful life or functionality of the asset, in which case capitalization is considered. Depreciation expense from continuing operations for 2003, 2002 and 2001 was $19.8 million, $16.6 million, and $17.7 million, respectively.

Impairment of Assets—Long-lived assets are reviewed for impairment if events or circumstances indicate the carrying amount of these assets may not be recoverable through future undiscounted cash flows. If this review indicates that the carrying value of these assets will not be recoverable, based on future undiscounted net cash flows from the use or disposition of the asset, the carrying value is reduced to fair value. Katy adopted SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets* on January 1, 2002. See Note 5.

Income Taxes—Income taxes are accounted for using a balance sheet approach known as the liability method. The liability method accounts for deferred income taxes by applying the statutory tax rates in effect at the date of the balance sheet to the differences between the book basis and tax basis of the assets and liabilities. The Company records a valuation allowance when it is more likely than not that some portion or all of the deferred income tax asset will not be realizable. See Note 16.

Foreign Currency Translation—The results of the Company's foreign subsidiaries are translated to U.S. dollars using the current-rate method. Assets and liabilities are translated at the year end spot exchange rate, revenue and expenses at average exchange rates and equity transactions at historical exchange rates. Exchange differences arising on translation are recorded as a component of accumulated other comprehensive income (loss). Katy recorded a net loss on foreign exchange translation in other, net in the Consolidated Statement of Operations of $0.6 million, $0.4 million and $0.4 million, in 2003, 2002 and 2001, respectively.

Fair Value of Financial Instruments—Where the fair values of Katy's financial instrument assets and liabilities differ from their carrying value or Katy is unable to establish the fair value without incurring excessive costs, appropriate disclosures have been given in the Notes to the Consolidated Financial Statements. All other financial instrument assets and liabilities not specifically addressed are believed to be carried at their fair value in the accompanying Consolidated Balance Sheets.

Stock Options and Other Stock Awards—The Company follows the provisions of Accounting Principles Board (APB) Opinion No. 25, *Accounting for Stock Issued to Employees,* regarding accounting for stock options and other stock awards. APB Opinion No. 25 dictates a measurement date concept in the determination of compensation expense related to stock awards including stock options, restricted stock, and stock appreciation rights. Katy's outstanding stock options all have established measurement dates and therefore, fixed plan accounting is applied, generally resulting in no compensation expense for stock option awards. However, the Company has issued stock appreciation rights, stock awards and restricted stock awards which are accounted for as variable stock compensation awards and compensation expense has been recorded for these awards. Compensation expense recorded associated with the vesting of stock appreciation rights was $1.0 million, $13.0 thousand and zero in 2003, 2002 and 2001, respectively. Compensation expense recorded relative to stock awards was $6.5 thousand, $8.0 thousand and $7.0 thousand in 2003, 2002 and 2001, respectively. Compensation expense recorded associated with restricted stock awards was $13.0 thousand, $0.1 million, and $0.4 million in 2003, 2002 and 2001, respectively. Compensation expense for stock awards and stock appreciation rights is recorded in selling, general and administrative expenses in the Consolidated Statements of Operations.

Application of SFAS No. 123, *Accounting for Stock-Based Compensation,* if fully adopted by the Company, would change the method for recognition of expense related to option grants to employees. Under SFAS No. 123, compensation cost would be recorded based upon the fair value of each option at the date of grant using an option-pricing model that takes into account as of the grant date the exercise price and expected life of the option, the current price of the underlying stock and its expected volatility, expected dividends on the stock and the risk-free interest rate for the expected term of the option. Options granted during 2003, 2002 and 2001 totaled 36,000, 295,000 and 1,429,000, respectively. The weighted average fair value for stock options granted during 2003, 2002 and 2001 is $4.76, $3.62 and $4.04, respectively.

In December 2002, the Financial Accounting Standards Board (FASB) issued SFAS No. 148, *Accounting for Stock-Based Compensation—Transition and Disclosure.* This standard provides alternative methods of transition for a voluntary change to the fair value based methods of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123, to require prominent disclosure in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The disclosure provisions of SFAS No. 148 were adopted by the Company at December 31, 2002. Katy will continue to comply with the provisions under APB Opinion No. 25 for accounting for stock-based employee compensation.

The fair value of each option grant is estimated on the date of grant using a Black-Scholes option-pricing model with the following assumptions: dividend yield from 0% to 3.53%; expected volatility ranging from 47.82% to 58.08%; risk-free interest rates ranging from 2.91% to 6.40%; and expected lives of five to ten years. Had compensation cost been determined based on the fair value method of SFAS No. 123, the Company's net loss and loss per share would have been increased to the pro forma amounts indicated below (thousands of dollars, except per share data).

For the Years Ended December 31,	**2003**	2002	2001
Net loss attributable to common stockholders, as reported	**$(15,615)**	$(67,885)	$(61,121)
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	**378**	281	695
Pro forma net loss	**$(15,993)**	$(68,166)	$(61,816)
Earnings per share			
Basic and diluted—as reported	**$ (1.90)**	$ (8.11)	$ (7.28)
Basic and diluted—pro forma	**$ (1.95)**	$ (8.14)	$ (7.37)

The effects of applying SFAS No. 123 in this pro forma disclosure are not indicative of future amounts.

New Accounting Pronouncements

In April 2002, the FASB released SFAS No. 145, *Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections.* SFAS No. 145 rescinds and makes technical corrections regarding various topics, including early extinguishments of debt and sale-leaseback transactions. The statement is effective for fiscal years beginning after May 15, 2002. The Company adopted SFAS No. 145 on January 1, 2003. SFAS No. 145 requires certain costs and losses associated with early extinguishments of debt be reported as interest expense as a component of income from continuing operations, whereas the prior accounting guidance provided for classification of these costs and losses as extraordinary items, reported separate on a tax-effected basis after income from continuing operations. The adoption of SFAS No. 145 resulted in the Company reclassifying a $1.8 million pre-tax write-off of previously capitalized debt costs that occurred during 2001 to interest expense in income from continuing operations during 2001, which had previously been classified as an extraordinary item, net of tax. During 2003, the Company wrote off $0.7 million of previously capitalized debt costs in connection with the debt refinancing (see Note 10). This write-off is included in interest expense in the Consolidated Statement of Operations.

In July 2002, the FASB issued SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities.* SFAS No. 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. Examples of costs covered by the standard include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operation, plant closing, or other exit or disposal activity. Previous accounting guidance was provided by Emerging Issues Task Force (EITF) Issue No. 94-3, *Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring).* SFAS No. 146 replaces EITF Issue No. 94-3. The new standard was effective for exit or restructuring activities initiated after December 31, 2002. The Company has complied with the provisions of SFAS No. 146 for all restructuring activities commenced during 2003. See Note 21 for further information on the Company's restructuring activities.

In November 2002, the FASB issued FASB Interpretation No. (FIN) 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.* This interpretation elaborates on the disclosures to be made by a guarantor in its financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. Katy has determined that its disclosures in regards to guarantees are in accordance with FIN 45.

In January 2003, FIN 46, *Consolidation of Variable Interest Entities—an Interpretation of ARB No. 51,* was released. The interpretation requires variable interest entities to be consolidated if the equity investment at risk is not sufficient to permit an entity to finance its activities without support from other parties or the equity investors lack certain specified characteristics of a controlling financial interest. The guidelines of the interpretation will become applicable for the Company in its first quarter 2004 financial statements. Katy is reviewing FIN 46 to determine its impact, if any, on future reporting periods, and does not currently anticipate any material accounting or disclosure requirements under the provisions of this interpretation.

In April 2003, the FASB released SFAS No. 149, *Amendment of Statement 133 on Derivative Instruments and Hedging Activities.* Katy does not currently use derivative instruments or participate in hedging activities and therefore, does not expect SFAS No. 149 to impact its financial reporting. If Katy were to utilize derivative instruments or participate in hedging activities, it would follow the provisions of SFAS No. 149.

In May 2003, the FASB released SFAS No. 150, *Accounting for Certain Financial Instruments with Characteristics of Liabilities and Equity.* SFAS No. 150 establishes standards for how certain financial instruments with characteristics of both liabilities and equity are to be classified and measured. It requires that certain financial instruments within its scope be classified as a liability (or an asset in some circumstances), while many of those instruments were previously classified as equity. SFAS No. 150 is effective for the third quarter of 2003. Katy has determined that SFAS No. 150 does not impact its financial reporting.

In December 2003, the FASB revised SFAS No. 132, *Employers' Disclosures about Pensions and Other Postretirement Benefits.* The revised statement requires additional disclosures about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans. The disclosure provisions of the revised statement have been reflected in Note 13.

Reclassifications—Certain amounts from prior years related to discontinued operations have been reclassified to conform to the 2003 financial statement presentation. See unaudited Note 22 for a further discussion of these reclassifications.

Note 3. Recapitalization

On June 28, 2001, Katy completed a recapitalization of the Company following an agreement on June 2, 2001 with KKTY Holding Company, L.L.C. (KKTY), an affiliate of Kohlberg Investors IV, L.L.C. (Kohlberg) (the "Recapitalization"). On June 28, 2001, Katy stockholders approved proposals to effectuate the Recapitalization at their annual meeting, including classification of the board of directors into two classes with staggered terms, and Katy, KKTY and a syndicate of banks agreed to a new credit facility (Deutsche Bank Credit Agreement) to finance the future operations of Katy. Under the terms of the Recapitalization, directors designated by KKTY represent a majority of Katy's Board of Directors.

Under the terms of the Recapitalization, KKTY purchased 700,000 shares of newly issued preferred stock, $100 par value per share (Convertible Preferred Stock), which is convertible into 11,666,666 common shares, for an aggregate purchase price of $70.0 million. See Note 11. The Recapitalization allowed Katy to retire obligations it had under its former revolving credit agreement, which was agented by Bank of America (Bank of America Credit Agreement). In connection with the Recapitalization, Katy entered into the Deutsche Bank Credit Agreement, agented by Bankers Trust Company, a subsidiary of Deutsche Bank. See Note 10.

Also in connection with the Recapitalization, the Company entered into an agreement with the holder of the preferred interest in one of its subsidiaries, to redeem at a 40% discount approximately half of such interest, plus $0.3 million of accrued distributions thereon. The stated value prior to the Recapitalization was $32.9 million. Katy utilized approximately $10.2 million of the proceeds from the issuance of the Convertible Preferred Stock for this purpose. The difference between the amount paid on redemption and the stated value of preferred interest redeemed ($6.7 million, net of tax) was recognized as an increase to Additional Paid-in Capital on the Consolidated Statement of Stockholders' Equity. This gain is also shown on the Consolidated Statements of Operations as an amount included in net income attributable to common shareholders. The holder of the remaining preferred interest retained approximately 50% of the original preferred interest, or a stated value of $16.4 million, until February 3, 2003 when Katy purchased the remaining preferred interest at a 40% discount, plus $0.1 million of accrued distributions thereon. See Note 14. Following is a summary of the sources and uses of funds from, and in connection with, the Recapitalization:

(Thousands of dollars)

Sources:	
Sale of Convertible Preferred Stock	$ 70,000
Borrowings under the Deutsche Bank Credit Agreement	93,211
	$163,211
Uses:	
Paydown of principal obligations under the Bank of America Credit Agreement	$144,300
Payment of accrued interest under the Bank of America Credit Agreement	624
Purchase of one-half of preferred interest of a subsidiary at a discount	9,900
Payment of accrued distributions on one-half of preferred interest of a subsidiary	322
Certain costs associated with the Recapitalization	8,065
	$163,211

Note 4. Goodwill and Intangible Assets

During 2002, Katy completed the transition to SFAS No. 142 with regard to accounting and reporting of goodwill and other intangible assets.

The first phase in the determination of a potential transitional goodwill impairment was completed in the second quarter of 2002. Valuations of six Katy reporting units' carrying values were completed. Those reporting units were Contico, Disco (Disco), Duckback Products, Inc., Gemtex, Ltd. (Gemtex), Loren Products (Loren) and GC/Waldom Electronics, Inc. (GC/Waldom). The analyses indicated that the fair values were less than the carrying values for three of the six reporting units: Contico, Loren and GC/Waldom. The second phase in the determination of the transitional goodwill impairment was completed by September 30, 2002. Independent appraisals were obtained on the relevant reporting units' property, plant and equipment and intangible assets. The fair value balance sheets as of December 31, 2001 which resulted from this work indicated that transitional goodwill impairment charges of $4.2 million (pre-tax) were required at the Loren and GC/Waldom reporting units. The goodwill of the Contico business unit, which was also evaluated in the second phase of the project, was determined to have a carrying value that was not in excess of fair value as of December 31, 2001. The transitional goodwill impairment of $4.2 million ($2.5 million, net of tax) is presented in the Consolidated Statements of Operations as a cumulative effect of a change in accounting principle in accordance with SFAS No. 142. Loren is part of the Maintenance Products Group and GC/Waldom is a discontinued operation (formerly part of the Electrical Products Group). In accordance with SFAS No. 142, Katy evaluated the carrying value of goodwill balances at the reporting units as of December 31, 2002, and determined that no further impairments were required. At December 31, 2003, the Company's annual impairment analysis resulted in an impairment charge of $0.3 million at the Gemtex business unit.

As part of the project to implement SFAS No. 142, certain changes to the carrying value of goodwill at the Loren and Disco reporting units were made, relating to 1) reclassification of formerly recognized work force intangibles to goodwill, and 2) reclassification of formerly recognized goodwill to a non-compete intangible.

Below is a summary of activity in the goodwill accounts since December 31, 2001 (in thousands):

	Maintenance Products	Total from Continuing Operations	Discontinued Operations	Total
Goodwill at December 31, 2001	$ 12,903	$ 12,903	$ 1,554	$ 14,457
Net changes to carrying value	276	276	—	276
Adjusted carrying value	13,179	13,179	1,554	14,733
Transitional impairment charge	(2,636)	(2,636)	(1,554)	(4,190)
Goodwill at December 31, 2002	10,543	10,543	—	10,543
Impairment charge	(328)	(328)	—	(328)
Goodwill at December 31, 2003	**$10,215**	**$10,215**	**$ —**	**$10,215**

The Company adopted the non-amortization provisions of SFAS No. 142 during the first quarter of 2002. Below is a calculation of earnings, removing the impact of amortization recorded on goodwill and negative goodwill (shown net of tax):

	2003	2002	2001
Reported net loss from continuing operations	**$(18,887)**	$(53,083)	$(65,464)
Add back: Goodwill amortization, net of tax	—	—	1,348
Deduct: Negative goodwill amortization	—	—	(1,704)
Adjusted net loss from continuing operations	**$(18,887)**	$(53,083)	$(65,820)
Reported net income (loss) from discontinued businesses	**$ 2,081**	$ (4,458)	$ 2,202
Add back: Goodwill amortization	—	—	88
Adjusted net income (loss) from discontinued businesses	**2,081**	(4,458)	2,290
Gain on sale of discontinued businesses	**7,442**	3,306	—
Cumulative effect of a change in accounting principle	—	(2,514)	—
Adjusted net loss	**(9,364)**	(56,749)	(63,530)
Gain on early redemption of preferred interest in subsidiary	**6,560**	—	6,600
Payment in kind of dividends on Convertible Preferred Stock	**(12,811)**	(11,136)	(4,459)
Adjusted net loss attributable to common shareholders	**$(15,615)**	$(67,885)	$(61,389)

Below is a presentation of pro forma earnings per share, removing the impact of amortization on goodwill and negative goodwill (net of tax):

	2003	2002	2001
Reported net loss from continuing operations	**$(2.30)**	$(6.34)	$(7.80)
Add back: Goodwill amortization, net of tax	—	—	0.16
Deduct: Negative goodwill amortization	—	—	(0.20)
Adjusted net loss from continuing operations	**(2.30)**	(6.34)	(7.84)
Reported net income (loss) from discontinued businesses	**0.25**	(0.53)	0.26
Add back: Goodwill amortization	—	—	0.01
Adjusted net income (loss) from discontinued businesses	**0.25**	(0.53)	0.27
Gain on sale of discontinued businesses	**0.91**	0.39	—
Cumulative effect of a change in accounting principle	—	(0.30)	—
Adjusted net loss	**(1.14)**	(6.78)	(7.57)
Gain on early redemption of preferred interest in subsidiary	**0.80**	—	0.79
Payment in kind of dividends on Convertible Preferred Stock	**(1.56)**	(1.33)	(0.53)
Adjusted net loss attributable to common shareholders	**$(1.90)**	$(8.11)	$(7.31)

Katy reviews its intangible assets for impairment purposes in accordance with SFAS No. 144 whenever events or circumstances indicate that the carrying amount may be recoverable. During 2003, $2.6 million of patents and goodwill of the Gemtex business unit were impaired as it was determined that future cash flows of this business could not support the carrying value of its intangible assets. The Gemtex unit has experienced a decline in profitability in recent years principally as a result of increasing foreign competition. During 2002, Katy determined that the carrying value of a customer list intangible asset at CCP would not be recovered by projected future undiscounted cash flows. Specifically, Katy determined that the portion of the customer list intangible associated with the

CCP Consumer business unit required impairment. As a result, an impairment charge of $3.6 million was recorded during 2002, reducing the carrying value of the customer list intangible to $14.8 million. Also during 2002, Katy recorded $0.7 million impairment on the trademark intangible asset at the Wilen business unit. Poor performance at Wilen in recent years has driven Wilen's profitability to very low levels (including some years with operating losses). This performance continued in 2002, and it was determined that these performance levels negated the relative value of the trademark intangible. Fair value was determined on a discounted cash flow basis, assuming an estimated cash flow stream resulting from the customer list. These impairment charges are recorded in the caption entitled "Impairments of Long-Lived Assets" in the Consolidated Statements of Operations. The CCP Consumer, Wilen and Gemtex business units are part of the Maintenance Products Group.

During 2001, the Company recorded an impairment of certain long-lived assets, including goodwill and certain intangible assets, of its Wilen business unit. Wilen had experienced consistently poor operating results for a number of periods, causing the Company to evaluate this business unit for impairment. While the Company had plans to improve the unit's performance, the then current sales levels and operating results did not support the pre-impairment carrying value of certain long-lived assets that would not be recoverable through forecasted future undiscounted cash flows. A determination of the division's fair value was made using the income approach, specifically, a discounted cash flow analysis using the same cash flow stream used to initially determine that impairment existed. The adjustment to record the impaired long-lived assets at fair value amounted to a reduction of goodwill of $21.6 million and a reduction to other intangible assets of $11.4 million, for a total reduction of the unit's carrying value of $33.0 million.

Following is detailed information regarding Katy's intangible assets (in thousands):

December 31,	**2003**	2002
Trade names	**$ 9,160**	$ 9,022
Customer lists	**21,890**	21,447
Patents	**2,689**	4,305
Non-compete agreements	**1,000**	1,000
Subtotal	**34,739**	35,774
Accumulated amortization	**(12,340)**	(10,238)
Intangible assets, net	**$ 22,399**	$ 25,536

All of Katy's intangible assets are definite-lived intangibles. Katy recorded amortization expense on intangible assets of $2.1 million, $2.6 million and $2.5 million in 2003, 2002 and 2001, respectively.

Estimated aggregate future amortization expense related to intangible assets is as follows (in thousands):

2004	$1,651
2005	1,651
2006	1,648
2007	1,644
2008	1,639

Note 5. Impairments of Property, Plant and Equipment

During 2003, the Company recorded impairments of property, plant and equipment of $9.3 million. Charges included $7.2 million related to idle and obsolete equipment, tooling and leasehold improvements at Warson Road, Hazelwood, Bridgeton and the Santa Fe Springs metals facility, $1.3 million of obsolete or idled assets related to the closure of abrasives facilities in Lawrence, Massachusetts and Pineville, North Carolina and the subsequent consolidation into the Wrens, Georgia facility, and $0.4 million of obsolete molds and tooling at our plastics facility in the United Kingdom. In addition, impairments of $0.4 million were recorded for certain equipment at the Woods and Woods Canada business units in connection with the shutdown of their manufacturing operations.

During 2002, certain manufacturing equipment assets at various CCP business units were impaired, resulting in charges of $15.2 million. These impairments were the result of management's analysis of the projected undiscounted future cash flows associated with the assets, and the related conclusion that the carrying values of the assets would not be recovered by future cash flows. Approximately 83% of these impaired assets were molds and tooling equipment (which are used to shape specific products in the molding process), the majority of which were associated with the Consumer business unit of CCP. Restructuring initiatives, and their impact on the future use of certain assets, triggered approximately $2.6 million of the impairments, making up most of the other 17% of impaired assets. Of this $2.6 million, $2.4 million of assets that had been used at the closed Warson

Road facility, and $0.2 million of assets of the Earth City facility (both of which are in the St. Louis, Missouri area), were impaired as a result of the consolidation of those plants into the Bridgeton, Missouri plant.

Also during 2002, the Wilen business unit recorded an impairment charge of $1.2 million related to certain of its property, plant and equipment, as a result of the decision to reduce costs by sourcing product from outside vendors. The Company is continuing its evaluation of its various operating units and therefore additional impairments of long-lived assets may be recorded in future periods.

The Woods business unit recorded asset impairments during 2002 of $0.4 million associated with the shutdown of all U.S. manufacturing operations, which occurred in December 2002, impacting the future use and cash flow to be generated by certain assets located in Indiana.

During 2001, the Company recorded an impairment of all of the long-lived assets of the waste-to-energy facility previously operated by Savannah Energy Systems Company (SESCO) (see Note 9). SESCO's long-lived assets consisted of equity contributions that SESCO was required to make as a result of contractual obligations through 1993, which had a carrying value of $8.5 million, and certain property, plant and equipment, which had a carrying value of approximately $1.3 million. Upon determining that future undiscounted cash flows would not be adequate to cover the carrying amount of long-lived assets, the Company determined that the long-lived assets had a fair value of zero. The fair value estimate is based on attempts to dispose of SESCO.

Also during 2001, the Company recorded other impairments of property, plant and equipment totaling $4.7 million. These impairments were primarily the result of management decisions regarding the retirement of certain capitalized assets.

Note 6. Impairment of Equity Method Investment

During the third quarter of 2003, Katy reduced the carrying value of its 43% equity investment in Sahlman, resulting in a charge to operations of $5.5 million.

Sahlman is in the business of harvesting shrimp off the coast of South and Central America, and farming shrimp in Nicaragua. Sahlman's customers are primarily in the United States. Sahlman experienced poor results of operations in 2002, primarily as a result of producers receiving very low prices for shrimp. Increased foreign competition, especially from Asia, has had a significant downward impact on shrimp prices in the United States.

Upon review of Sahlman's results for 2002 (and year to date in 2003), and after initial study of the status of the shrimp industry and markets in the United States, Katy evaluated the business further to determine if there had been a loss in the value of the investment that was other than temporary. Per ABP No. 18, *The Equity Method of Accounting for Investments in Common Stock,* losses in the value of equity investments that are other than temporary should be recognized.

Based upon the results of a third party appraisal, Katy estimated the fair value of the Sahlman business through a liquidation value analysis whereby all of Sahlman's assets would be sold and all of its obligations would be settled. Also based on the aforementioned appraisal, Katy evaluated the business by using various discounted cash flow analyses, estimating future free cash flows of the business with different assumptions regarding growth, and reducing the value of the business arrived at through this analysis by its outstanding debt. All values were then multiplied by 43%, Katy's investment percentage. The answers derived by each of the three assumption models were then probability weighted. As a result, Katy concluded that $1.6 million was a reasonable estimate of the value of its investment in Sahlman, and therefore a charge of $5.5 million was recorded to reduce the carrying value of the investment.

Note 7. Dispositions

See Note 8 for dispositions accounted for as discontinued operations.

On May 3, 2001, Katy sold the Thorsen Tools business for $2.5 million, including a note receivable for $1.0 million, due over five years. The Company recognized losses on impairments of goodwill of $0.8 million and a write-down on the value of inventory through cost of goods sold of $0.2 million in connection with the sale.

Note 8. Discontinued Operations

Three of Katy's operations have been classified as discontinued operations as of December 31, 2003, and for all periods shown, in accordance with SFAS No. 144, *Accounting for the Impairments or Disposal of Long-Lived Assets.* The Company adopted SFAS No. 144 on January 1, 2002.

Duckback Products, Inc. (Duckback) was sold on September 16, 2003, with Katy collecting net proceeds of $16.2 million. The proceeds were used to pay down a portion of the Company's term loans and revolving credit facility. A gain (net of tax) of $7.6 million was recognized in the third quarter of 2003 as a result of the Duckback sale. See Note 22 for a discussion on the restatement of third quarter results.

GC/Waldom Electronics, Inc. (GC/Waldom) was held for sale at December 31, 2002 and was sold on April 2, 2003, with Katy collecting net proceeds of $7.4 million. The proceeds were used to pay down a portion of the Company's term loans ($2.2 million), as well as the Company's revolving credit facility. A loss (net of tax) of $0.2 million was recognized in the second quarter of 2003 as a result of the GC/Waldom sale.

Hamilton Precision Metals, L.P. (Hamilton) was sold on October 31, 2002, with Katy collecting net proceeds of $13.9 million. These proceeds were used primarily to pay off the remaining balance of the Company's then outstanding term debt. The Company may receive additional payments dependent upon the occurrence of certain events associated with Hamilton's financial performance in 2004. This contingent amount has not been recorded as a receivable on the Consolidated Balance Sheets. A gain (net of tax) of $3.3 million was recognized in the fourth quarter of 2002 as a result of the Hamilton sale.

Duckback has historically been presented as part of the Maintenance Products Group for segment reporting purposes, while both Hamilton and GC/Waldom have historically been presented as part of the Electrical Products Group. Management and the board of Katy determined that these businesses were not core to the Company's long-range strategic goals.

The historical operating results have been segregated as discontinued operations on the Consolidated Statements of Operations and the related assets and liabilities have been separately identified on the Consolidated Balance Sheets. Following is a summary of the major asset and liability categories for the discontinued operations (in thousands):

December 31,	**2003**	2002
Current assets		
Trade accounts receivable, net	**$—**	$2,188
Inventories	**—**	5,325
Other current assets	**—**	235
	$—	$7,748
Non-current assets		
Goodwill	**$—**	$668
Intangibles, net	**—**	2
Net property and equipment	**—**	3,399
	$—	$4,069
Current liabilities		
Accounts payable	**$—**	$1,708
Accrued expenses	**—**	1,255
	$—	$2,963

Selected financial data for discontinued operations is summarized as follows (in thousands):

	2003	2002	2001
Net sales	**$18,896**	$47,126	$56,191
Pre-tax profit (loss)	**$ 3,201**	$ (5,113)	$ 2,941
Pre-tax gain on sale of discontinued operations	**$11,449**	$ 5,462	$ —

At December 31, 2002, Katy anticipated the sale of GC/Waldom in early 2003, and indications were that a book loss was probable. Therefore, the carrying value of the net assets of GC/Waldom were reduced by $6.2 million through a charge in discontinued operations as of December 31, 2002.

Note 9. SESCO Partnership

On April 29, 2002, SESCO, an indirect wholly owned subsidiary of Katy, entered into a partnership agreement with Montenay Power Corporation and its affiliates (Montenay) that turned over the control of SESCO's waste-to-energy facility to the partnership. The Company caused SESCO to enter into this agreement as a result of evaluations of SESCO's business. First, Katy concluded that SESCO was not a core component of the Company's long-term business strategy. Moreover, Katy did not feel it had the management expertise to deal with certain risks and uncertainties presented by the operation of SESCO's business, given that SESCO was the Company's only waste-to-energy facility. Katy had explored options for divesting SESCO for a number of years, and management felt that this transaction offered a reasonable strategy to exit this business.

The partnership, with Montenay's leadership, assumed SESCO's position in various contracts relating to the facility's operation. Under the partnership agreement, SESCO contributed its assets and liabilities (except for its liability under the loan agreement with the Resource Recovery Development Authority (the Authority) of the City of Savannah and the related receivable under the service agreement with the Authority) to the partnership. While SESCO has a 99% interest as a limited partner, Montenay has the day to day responsibility for administration, operations, financing and other matters of the partnership, and accordingly, the partnership will not be consolidated. Katy agreed to pay Montenay $6.6 million over the span of seven years under a note payable as part of the partnership and related agreements. Certain amounts may be due to SESCO upon expiration of the service agreement in 2008; also, Montenay may purchase SESCO's interest in the partnership at that time. Katy has not recorded any amounts receivable or other assets relating to amounts that may be received at the time the service agreement expires, given their uncertainty.

The Company made a payment of $1.0 million in July 2003 on the $6.6 million note. The table below schedules the remaining payments as of December 31, 2003 which are reflected in accrued expenses and other liabilities in the Consolidated Balance Sheet (in thousands):

2004	$1,000
2005	1,050
2006	1,100
2007	1,100
2008	550
	$4,800

In the first quarter of 2002, the Company recognized a charge of $6.0 million consisting of 1) the discounted value of the $6.6 million note, 2) the carrying value of certain assets contributed to the partnership, consisting primarily of machinery spare parts and 3) costs to close the transaction. It should be noted that all of SESCO's long-lived assets were reduced to a zero value at March 31, 2002, so no additional impairment was required. On a going forward basis, Katy would expect that income statement activity associated with its involvement in the partnership will not be material, and Katy's Consolidated Balance Sheet will carry the liability mentioned above.

In 1984, the Authority issued $55.0 million of Industrial Revenue Bonds and lent the proceeds to SESCO under the loan agreement for the acquisition and construction of the waste-to-energy facility that has now been transferred to the partnership. The funds required to repay the loan agreement come from the monthly disposal fee paid by the Authority under the service agreement for certain waste disposal services, a component of which is for debt service. To induce the required parties to consent to the SESCO partnership transaction, SESCO retained its liability under the loan agreement. In connection with that liability, SESCO also retained its right to receive the debt service component of the monthly disposal fee.

Based on an opinion from outside legal counsel, SESCO has a legally enforceable right to offset amounts it owes to the Authority under the loan agreement against amounts that are owed from the Authority under the service agreement. At December 31, 2003, this amount was $30.4 million. Accordingly, the amounts owed to and due from SESCO have been netted for financial reporting purposes and are not shown on the Consolidated Balance Sheets.

In addition to SESCO retaining its liabilities under the loan agreement, to induce the required parties to consent to the partnership transaction, Katy also continues to guarantee the obligations of the partnership under the service agreement. The partnership is liable for liquidated damages under the service agreement if it fails to accept the minimum amount of waste or to meet other performance standards under the service agreement. The liquidated damages, an off balance sheet risk for Katy, are equal to the amount of the Industrial Revenue Bonds outstanding, less $4.0 million maintained in a debt service reserve trust. Management does not expect nonperformance by the other parties. Additionally, Montenay has agreed to indemnify Katy for any breach of the service agreement by the partnership.

Following are scheduled principal repayments on the loan agreement (and the Industrial Revenue Bonds) (in thousands):

2004	$ 6,765
2005	8,370
2006	15,300
Total	$30,435

Note 10. Indebtedness

On February 3, 2003, the Company refinanced its indebtedness (the Refinancing) and entered into a new credit facility agented by Fleet Capital Corporation (the Fleet Credit Agreement). The new $110 million facility, which is comprised of a $20 million term loan (Term Loan) and $90 million of revolving credit (Revolving Credit Facility), involves a syndicate of banks, all of whom had participated in the credit facility that was refinanced (the Deutsche Bank Credit Agreement). The Fleet Credit Agreement is an asset-based lending agreement, and is generally on similar terms to those found in the Deutsche Bank Credit Agreement.

Below is a summary of the sources and uses associated with the funding of the Fleet Credit Agreement (in thousands):

Sources:	
Term borrowings under the Fleet Credit Agreement	$20,000
Revolving borrowings under the Fleet Credit Agreement	43,743
	$63,743
Uses:	
Payment of principal and interest under the Deutsche Bank Credit Agreement	$52,895
Purchase of the remaining preferred interest of subsidiary at a discount	9,840
Payment of accrued distributions on one-half of preferred interest of subsidiary	122
Certain costs associated with the Fleet Credit Agreement	886
	$63,743

Under the Fleet Credit Agreement, the Term Loan originally had a final maturity date of February 3, 2008 and quarterly repayments of $0.7 million, three of which have been made through December 31, 2003. However, the net proceeds received from the GC/Waldom and Duckback sales were used to prepay the Term Loan, which is now scheduled to be repaid in its entirety by 2005. The Term Loan is collateralized by the Company's property, plant and equipment. The Revolving Credit Facility has an expiration date of January 31, 2008. The borrowing base of the Revolving Credit Facility is determined by eligible inventory and accounts receivable. Unused borrowing availability on the Revolving Credit Facility was $30.0 million at December 31, 2003.

All extensions of credit under the Fleet Credit Agreement are collateralized by a first priority perfected security interest in and lien upon the capital stock of each material domestic subsidiary (65% of the capital stock of each material foreign subsidiary), and all present and future assets and properties of Katy. Customary financial covenants and restrictions apply under the Fleet Credit Agreement, with which the Company was in compliance at December 31, 2003. Until June 30, 2003, interest accrued on Revolving Credit Facility borrowings at 225 basis points over applicable LIBOR rates and at 250 basis points over LIBOR for Term Loan borrowings. Subsequent to June 30, 2003, and in accordance with the terms of the Fleet Credit Agreement, margins dropped an additional 25 basis points for both the Revolving Credit Facility and Term Loan based on the achievement of a financial covenant target. During October 2003, in accordance with the Fleet Credit Agreement, margins on the term loan dropped an additional 25 basis points as the balance of the Term Loan was reduced below $10 million as a result of the application of proceeds from the Duckback sale. Interest accrues at higher margins on prime rates for swing loans, the amounts of which were nominal as of December 31, 2003.

Long-term debt consists of the following:

December 31, *(Thousands of dollars)*	**2003**	2002
Term loan payable under Fleet Credit Agreement, interest based on LIBOR and Prime Rates (3.25%–4.50%), due through 2005	**$ 3,663**	$ —
Revolving loans payable under Fleet Credit Agreement, interest based on LIBOR and Prime Rates (3.25–4.50%)	**36,000**	—
Revolving loans payable under Deutsche Bank Credit Agreement, interest based on Eurodollar and Prime Rates (3.75–5.50%)	**—**	44,751
Real estate and chattel mortgages, with interest at fixed rates (7.14%), due through 2003	**—**	700
Total debt	**39,663**	45,451
Less revolving loans, classified as current (see below)	**(36,000)**	(44,751)
Less current maturities	**(2,857)**	(700)
Long-term debt	**$ 806**	$ —

Aggregate remaining scheduled maturities of the Term Loan as of December 31, 2003 (see discussion of borrowing availability above) are as follows (in thousands):

2004	$2,857
2005	806

The Revolving Credit Facility under the Fleet Credit Agreement requires lock-box agreements which provide for all receipts to be swept daily to reduce borrowings outstanding. These agreements, combined with the existence of a material adverse effect (MAE) clause in the Fleet Credit Agreement, cause the Revolving Credit Facility to be classified as a current liability, per guidance in the EITF Issue No. 95-22, *Balance Sheet Classification of Borrowings Outstanding under Revolving Credit Agreements that Include Both a Subjective Acceleration Clause and a Lock-Box Arrangement.* However, the Company does not expect to repay, or be required to repay, within one year, the balance of the Revolving Credit Facility classified as a current liability. The MAE clause, which is a typical requirement in commercial credit agreements, allows the lender to require the loan to become due if it determines there has been a material adverse effect on its operations, business, properties, assets, liabilities, condition or prospects. The classification of the Revolving Credit Facility as a current liability is a result only of the combination of the two aforementioned factors: the lock-box agreements and the MAE clause. The Revolving Credit Facility does not expire or have a maturity date within one year, but rather has a final expiration date of January 31, 2008. Also, the Company was in compliance with the applicable financial covenants at December 31, 2003. The lender had not notified Katy of any indication of a MAE at December 31, 2003, and to management's knowledge, the Company was not in violation of any provision of the Fleet Credit Agreement at December 31, 2003.

Letters of credit totaling $9.1 million were outstanding at December 31, 2003, which reduced the unused borrowing availability under the Revolving Credit Facility.

All of the debt under the Fleet Credit Agreement is repriced to current rates at frequent intervals. Therefore, its fair value approximates its carrying value at December 31, 2003.

Katy incurred $1.6 million in debt issuance costs in 2003 associated with the Fleet Credit Agreement. Additionally, at the time of the inception of the Fleet Credit Agreement, Katy had approximately $5.6 million of unamortized debt issuance costs associated with the Deutsche Bank Credit Agreement. Based on the pro rata reduction in borrowing capacity from the Deutsche Bank Credit Agreement to the Fleet Credit Agreement and the repayment of the Term Loan in the connection with the sale of assets (primarily the GC/Waldom and Duckback businesses), Katy charged to expense $1.8 million of previously unamortized debt issuance costs. The remainder of the previously capitalized costs, along with the capitalized costs from the Fleet Credit Agreement of $1.6 million, is being amortized over the life of the Fleet Credit Agreement through January 2008.

The write-off of deferred financing costs associated with the early extinguishment of the credit agreement that had existed prior to the Deutsche Bank Credit Agreement, previously recorded as an extraordinary loss on early extinguishment of debt (net of tax) in 2001, has been reclassified as interest expense with the related tax benefit recorded in the benefit (provision) for income taxes from continuing operations.

Note 11. Convertible Preferred Stock

As discussed in Note 3 above, KKTY purchased from Katy 700,000 shares of newly issued Convertible Preferred Stock, $100 par value per share, which is convertible into 11,666,666 common shares, for an aggregate purchase price of $70.0 million. The Convertible Preferred shares are entitled to a 15% payment in kind (PIK) dividend (that is, dividends in the form of additional shares of Convertible Preferred Stock), compounded annually, which started accruing on August 1, 2001, and was paid on both August 1, 2002 (105,000 convertible preferred shares, equivalent to 1,745,240 common shares), and on August 1, 2003 (120,750 convertible preferred shares, equivalent to 2,017,335 common shares), and will be payable on August 1, 2004, and on December 31, 2004. No dividends will accrue or be payable after December 31, 2004. If converted, the 11,666,666 common shares, along with the 4,732,730 equivalent common shares paid (3,762,575) and accrued (970,155) PIK dividends through December 31, 2003, would represent 66% of the outstanding shares of common stock as of December 31, 2003, excluding outstanding options. If the holder continues to hold the Convertible Preferred Stock through December 2004, it will receive an additional 147,974 shares of Convertible Preferred Stock, which would be convertible into an additional 2,466,285 shares of common stock. The shares of common stock issuable on the conversion of the Convertible Preferred Stock issued at closing, together with the shares of common stock issuable on the conversion of the Convertible Preferred Stock issued through the PIK dividend, would represent 69% of the outstanding common shares of common stock, excluding outstanding options. The accruals of the PIK dividends were recorded as a charge to Accumulated Deficit and/or Additional Paid-in Capital and an increase to Convertible Preferred Stock. The dividends were recorded at fair value, reduced earnings available to common shareholders in the calculation of basic earnings per share, and are presented on the Consolidated Statements of Operations as an adjustment to arrive at net loss available to common shareholders.

The Convertible Preferred Stock is convertible at the option of the holder at any time after the earlier of 1) June 28, 2006, 2) board approval of a merger, consolidation or other business combination involving a change in control of the Company, or a sale of all or substantially all of the assets or liquidation of the Company, or 3) a contested election for directors of the Company nominated by KKTY. The preferred shares 1) are non-voting (with limited exceptions), 2) are non-redeemable, except in whole, but not in part, at the Company's option (as approved only by the Class I directors) at any time after June 30, 2021, 3) are entitled to receive cumulative PIK dividends through December 31, 2004, as mentioned above, at a rate of 15% percent, 4) have no preemptive rights with respect to any other securities or instruments issued by the Company and 5) have registration rights with respect to any common shares issued upon conversion of the Convertible Preferred Stock. Upon a liquidation of Katy, the holders of the Convertible Preferred Stock would receive the greater of (i) an amount equal to the par value ($100 per share) of their Convertible Preferred Stock or (ii) an amount that the holders of the Convertible Preferred Stock would have received if their shares of Convertible Preferred Stock were converted into common stock immediately prior to the distribution upon liquidation.

The Company incurred approximately $4.9 million in 2001 of direct costs related to the issuance of the Convertible Preferred Stock, including $1.7 million paid to Kohlberg (who worked on behalf of KKTY) for consulting fees and out-of-pocket expenses relating to due diligence and structuring of the recapitalization. These costs have been netted against the stated amount of the Convertible Preferred Stock on the Consolidated Balance Sheets.

Note 12. Earnings Per Share

The Company's diluted earnings per share were calculated using the treasury stock method in accordance with SFAS No. 128, *Earnings Per Share.* The basic and diluted earnings per share (EPS) calculations are as follows:

For the Year Ended December 31,	**2003**	2002	2001
Basic and Diluted EPS:			
Loss from continuing operations	**$(18,887)**	$(53,083)	$(65,464)
Gain on early redemption of preferred interest of subsidiary	**6,560**	—	6,600
Payment in kind dividends on convertible preferred stock	**(12,811)**	(11,136)	(4,459)
Loss from continuing operations attributable to common stockholders	**(25,138)**	(64,219)	(63,323)
Discontinued operations, net of tax	**9,523**	(1,152)	2,202
Cumulative effect of a change in accounting principle, net of tax	—	(2,514)	—
Net loss attributable to common stockholders	**$(15,615)**	$(67,885)	$(61,121)
Weighted average shares—Basic and Diluted	**8,215**	8,371	8,393
Per share amount:			
Loss from continuing operations attributable to common stockholders	**$ (3.06)**	$ (7.67)	$ (7.54)
Discontinued operations, net of tax	**1.16**	(0.14)	0.26
Cumulative effect of a change in accounting principle, net of tax	—	(0.30)	—
Net loss attributable to common stockholders	**$ (1.90)**	$ (8.11)	$ (7.28)

As of December 31, 2003 and 2002, 1,605,000 and 150,000 options were in-the-money and 194,200 and 1,800,750 options were out-of-the money, respectively. At December 31, 2003, 925,750 convertible preferred shares were outstanding, along with 58,207 convertible preferred shares accrued through paid in kind dividends, which were in total convertible into 16,399,396 shares of Katy common stock. At December 31, 2002, 805,000 convertible preferred shares were outstanding, along with 50,947 convertible preferred shares accrued through PIK dividends, which were convertible into 14,265,812 shares of Katy common stock. At December 31, 2001, 700,000 convertible preferred shares were outstanding, along with 44,301 convertible preferred shares accrued through paid in kind dividends, which were in total convertible into 12,405,041 shares of Katy common stock. In-the-money options and convertible preferred shares were not included in the calculation of diluted earnings per share in any period presented because of their anti-dilutive impact as a result of the Company's net loss position.

Note 13. Retirement Benefit Plans

Pension and Other Postretirement Plans

Several subsidiaries have pension plans covering substantially all of their employees. These plans are noncontributory, defined benefit pension plans. The benefits to be paid under these plans are generally based on employees' retirement age and years of service. The companies' funding policies, subject to the minimum funding requirements of employee benefit and tax laws, are to contribute such amounts as determined on an actuarial basis to provide the plans with assets sufficient to meet the benefit obligations. Plan assets consist primarily of fixed income investments, corporate equities and government securities. The Company also provides certain health care and life insurance benefits for some of its retired employees. The postretirement health plans are unfunded. Katy uses an annual measurement date as of December 31 for the majority of its pension and other postretirement benefit plans for all years presented. Information regarding the Company's pension and other postretirement benefit plans as of December 31, 2003 are as follows:

	Pension Benefits		Other Benefits	
(Thousands of dollars)	**2003**	2002	**2003**	2002
Change in benefit obligation:				
Benefit obligation at beginning of year	**$2,595**	$2,085	**$ 2,506**	$ 2,446
Service cost	**29**	111	**26**	21
Interest cost	**144**	150	**169**	180
Plan amendments	**(189)**	255	**—**	—
Actuarial loss	**20**	192	**242**	170
Settlement	**—**	—	**—**	—
Benefits paid	**(991)**	(198)	**(330)**	(311)
Benefit obligation at end of year	**$1,608**	$2,595	**$ 2,613**	$ 2,506
Change in plan assets:				
Fair value of plan assets at beginning of year	**$1,860**	$1,713	**$ —**	$ —
Actuarial return on plan assets	**152**	(11)	**—**	—
Employer contributions	**414**	356	**330**	311
Settlement	**—**	—	**—**	—
Benefits paid	**(991)**	(198)	**(330)**	(311)
Fair value of plan assets at end of year	**$1,435**	$1,860	**$ —**	$ —
Reconciliation of prepaid (accrued) benefit cost:				
Funded status	**$ (173)**	$ (735)	**$(2,613)**	$(2,506)
Unrecognized net actuarial loss (gain)	**645**	892	**240**	(538)
Unrecognized prior service cost	**—**	—	**190**	785
Unrecognized net transition asset	**—**	27	**—**	—
Prepaid (accrued) benefit cost	**$ 472**	$ 184	**$(2,183)**	$(2,259)
Amount recognized in financial statements:				
Prepaid benefit cost	**$ 151**	$ 194	**$ —**	$ —
Accrued benefit liability	**(356)**	(698)	**(2,183)**	(2,259)
Intangible assets	**—**	—	**—**	—
Accumulated other comprehensive income	**677**	688	**—**	—
Total recognized	**$ 472**	$ 184	**$(2,183)**	$(2,259)
Components of net periodic benefit cost:				
Service cost	**$ 29**	$ 111	**$ 26**	$ 21
Interest cost	**144**	149	**169**	180
Expected return on plan assets	**(147)**	(144)	**—**	—
Amortization of net transition asset	**3**	9	**—**	—
Amortization of prior service cost	**—**	—	**60**	60
Amortization of net gain	**65**	67	**—**	1
Curtailment/settlement recognition	**33**	605	**—**	535
Net periodic benefit cost	**$ 127**	$ 797	**$ 255**	$ 797
Assumptions as of December 31:				
Discount rates	**6.25%**	6.75%	**6.75%**	7.50%
Expected return on plan assets	**6.75%**	8.00%	**N/A**	N/A
Assumed rates of compensation increases	**0–5%**	0–5%	**N/A**	N/A
Impact of one-percent increase in health care trend rate:				
Increase in accumulated postretirement benefit obligation			**$ 166**	$ 169
Increase in service cost and interest cost			**$ 11**	$ 11
Impact of one-percent decrease in health care trend rate:				
Decrease in accumulated postretirement benefit obligation			**$ 133**	$ 135
Decrease in service cost and interest cost			**$ 9**	$ 9

The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation as of December 31, 2003 was 7% in 2004 grading to 5% by 2009. Accrued benefit liability, net of prepaid benefit costs, were included in accrued expenses or other liabilities in the Consolidated Balance Sheets at December 31, 2003 and 2002.

In determining the expected return on plan assets, the Company considers the relative weighting of plan assets, the historical performance of total plan assets and individual asset classes and economic and other indictors of future performance. In addition, the Company may consult with and consider the opinions of financial and other professionals in developing appropriate return benchmarks.

The allocation of pension plan assets is as follows:

	Target Allocation	Percentage of Plan Assets	
Asset Category	2004	**2003**	2002
Equity Securities	25–35%	**32%**	22%
Debt Securities	65–75%	**68%**	78%
Real estate	0–2%	**0%**	0%
Other	0–2%	**0%**	0%
		100%	100%

Assets are rebalanced to the target asset allocation at least once per quarter.

There are no required contributions to the pension plans for 2004 and as a result, Katy does not anticipate making any contributions in 2004.

In addition to the plans described above, in 1993 the Company's Board of Directors approved a retirement compensation program for certain officers and employees of the Company and a retirement compensation arrangement for the Company's then Chairman and Chief Executive Officer. The Board approved a total of $3.5 million to fund such plans. This amount represented the best estimate of the obligation that vested immediately upon Board approval and is to be paid for services rendered to date. The Company had $2.4 million and $2.7 million recorded in accrued compensation and other liabilities at December 31, 2003 and December 31, 2002, respectively, for this obligation.

401(k) Plans

The Company offers its employees the opportunity to voluntarily participate in one of two 401(k) plans administered by the Company or one of its subsidiaries. On January 1, 2002, Katy consolidated certain of its 401(k) plans and reduced the number of plans within the Company from five to two. The Company makes matching and other contributions in accordance with the provisions of the plans and, under certain provisions, at the discretion of the Company. The Company made annual matching and other contributions of $0.6 million, $0.5 million and $0.4 million in 2003, 2002 and 2001, respectively.

Note 14. Preferred Interest of Subsidiary

Upon the Company's purchase of the common interest of Contico International L.L.C. (now CCP) on January 8, 1999, Newcastle Industries, Inc. (Newcastle) retained a preferred interest in CCP, represented by 329 preferred units, each with a stated value of $100,000, for an aggregate stated value of $32.9 million. The preferred interest yielded an 8% cumulative annual return on its stated value while outstanding, payable quarterly in cash. In connection with the Recapitalization, the Company entered into an agreement with Newcastle to redeem at a 40% discount 165 preferred units, plus accrued distributions thereon, which, as disclosed above, had a stated value prior to the Recapitalization of $32.9 million. Katy utilized approximately $10.2 million of the proceeds from the Recapitalization for the purpose of redeeming the 165 preferred units. The holder of the preferred interest retained 164 preferred units, or a stated value of $16.4 million. The difference between the amount paid on redemption and the stated value of preferred interest redeemed ($6.6 million, plus $0.1 million of tax benefit) was recognized as an increase to Additional Paid-in Capital on the Consolidated Statements of Stockholders' Equity, and was a reduction to the net loss attributable to common stockholders in the calculation of basic earnings per share in 2001.

In connection with the Fleet Credit Agreement completed in February 2003, the remaining 164 preferred units were redeemed early at a similar 40% discount. The difference between the amount paid on redemption and the stated value of preferred interest redeemed was recognized as an increase to Additional Paid-in Capital on the Consolidated Statements of Stockholders' Equity, and was a reduction to the net loss attributable to common stockholders in the calculation of basic earnings per share in 2003.

Note 15. Stockholders' Equity

Share Repurchase

On April 20, 2003, the Company announced a plan to spend up to $5.0 million to repurchase shares of its common stock. During 2003, the Company repurchased 482,800 shares of its common stock on the open market for approximately $2.5 million. The Company suspended this plan in November 2003. The Company did not repurchase any of its shares during 2002 and repurchased 3,175 shares in 2001.

Rights Plan

In January 1995, the Board of Directors adopted a Stockholder Rights Agreement and distributed one right for each outstanding share of the Company's common stock (not otherwise exempted under the terms of the agreement). The rights entitle the stockholders to purchase, upon certain triggering events, shares of either the Company's common stock or any acquiring company's stock, at a reduced price. The rights are not and will not become exercisable unless certain change of control events or increases in certain parties' percentage ownership occur. Consistent with the intent of the Rights Agreement, a shareholder who caused a triggering event would not be able to exercise their rights. If stockholders were to exercise rights, the effect would be to increase the percentage ownership stakes of those not causing the triggering event, while decreasing the percentage ownership stake of the party causing the triggering event. The Rights Agreement was amended on June 2, 2001 to clarify that the Recapitalization was not a triggering event under the Rights Agreement. As of December 31, 2003, there are 7,880,877 rights outstanding, of which none are currently exercisable.

Restricted Stock Grant

During 2000 and 1999, the Company issued restricted stock grants in the amount of 3,000 and 45,100 shares, respectively, to certain key employees of the Company. These stock grants vest over a three-year period, of which 25% vested immediately upon distribution. As a result of restricted stock grants, the Company has recognized compensation expense for 2003, 2002 and 2001 in the amount of $13.0 thousand, $0.1 million, and $0.3 million, respectively. As of December 31, 2003, all compensation expense associated with restricted stock grants has been earned and expensed.

Director Stock Grant

During 2003, 2002 and 2001, the Company granted all independent, non-employee directors 500 shares of Company common stock as part of their compensation. The total grant to the directors for the years ended December 31, 2003, 2002 and 2001 was 1,500 shares for each respective period.

Stock Options and Stock Appreciation Rights

On November 21, 2002, the Board of Directors approved the 2002 Stock Appreciation Rights Plan (the "2002 SAR Plan"), authorizing the issuance of up to 1,000,000 stock appreciation rights (SARs). Vesting of the SARs occurs ratably over three years from the date of issue. The 2002 SAR Plan provides limitations on redemption by holders, specifying that no more than 50% of the cumulative number of vested SARs held by an employee could be exercised in any one calendar year. The SARs expire ten years from the date of issue. The Board approved grants on November 22, 2002, of 917,175 SARs to 60 individuals with an exercise price of $3.15, which equaled the market price of Katy's stock on the grant date. In addition, 50,000 SARs were granted to four individuals during 2003. At December 31, 2003, Katy had 532,258 SARS outstanding at a weighted average exercise price of $3.23. Compensation expense associated with the vesting of stock appreciation rights was $1.0 million and $13.0 thousand in 2003 and 2002, respectively. The 2002 SAR Plan also provides that in the event of a Change in Control of the Company, all outstanding SARs may become fully vested. In accordance with the 2002 SAR Plan, a "Change in Control" is deemed to have occurred upon any of the following events 1) a sale of 100 percent of the Company's outstanding capital stock, as may be outstanding from time to time 2) a sale of all or substantially all of the Company's operating subsidiaries or assets or 3) a transaction or series of transactions in which any third party acquires an equity ownership in the Company greater than that held by KKTY Holding Company, L.L.C. and in which Kohlberg & Co., L.L.C. relinquishes its right to nominate a majority of the candidates for election to the Board of Directors.

At the 1998 Annual Meeting, the Company's stockholders approved the 1997 Long-Term Incentive Plan (the "1997 Incentive Plan"), authorizing the issuance of up to 875,000 shares of Company common stock pursuant to the grant or exercise of stock options, including incentive stock options, nonqualified stock options, SARs, restricted stock, performance units or shares and other incentive awards. The Compensation Committee of the Board of Directors administers the 1997 Incentive Plan and determines to whom awards may be granted, the type of award as well as the number of shares of Company common stock to be covered by each award, and the terms and conditions of such awards. The exercise price of stock options granted under the 1997 Incentive Plan cannot be less than 100 percent of the fair market value of such stock on the date of grant. The restricted stock grants in 1999 and 1998 referred to above were made under the 1997 Incentive Plan. Related to the 1997 Incentive Plan, the Company granted SARs as described below.

Under the 1997 Incentive Plan, 204,473 SARs have been granted and will become exercisable at any time up to and including January 22, 2005, the Company's average closing stock price over a 45 calendar day period has equaled or exceeded $53.80 per share. During 2002 and 2001, 159,745 of these SARs were canceled due to employee terminations; 44,728 remain outstanding. An additional 163,579 SARs have been granted and will become exercisable at such time, up to and including January 22, 2005, the Company's average closing stock price over a 45-calendar day period has equaled or exceeded $53.80 per share. During 2001 and 2002, 127,796 of these SARS were canceled due to employee terminations; 35,783 remain outstanding. All SARs which have met the performance goals above, as the case may be, will expire December 9, 2007. As a result of the underlying stock price, no compensation expense was recorded in 2003, 2002 or 2001. The exercise price of each SAR is $19.56. Katy would record compensation expense for each SAR to the extent its stock price were to exceed $19.56.

The 1997 Incentive Plan also provides that in the event of a Change in Control of the Company, as defined below 1) any SARs and stock options outstanding as of the date of the Change in Control which are neither exercisable or vested will become fully exercisable and vested (the payment received upon the exercise of the SARs shall be equal to the excess of the fair market value of a share of the Company's Common Stock on the date of exercise over the grant date price multiplied by the number of SARs exercised) 2) the restrictions applicable to restricted stock will lapse and such restricted stock will become free of all restrictions and fully vested and 3) all performance units or shares will be considered to be fully earned and any other restrictions will lapse, and such performance units or shares will be settled in cash or stock, as applicable, within 30 days following the effective date of the Change in Control. For purposes of subsection 3), the payout of awards subject to performance goals will be a pro rata portion of all targeted award opportunities associated with such awards based on the number of complete and partial calendar months within the performance period which had elapsed as of the effective date of the Change in Control. The Compensation Committee will also have the authority, subject to the limitations set forth in the 1997 Incentive Plan, to make any modifications to awards as determined by the Compensation Committee to be appropriate before the effective date of the Change in Control.

For purposes of the 1997 Incentive Plan, "Change in Control" of the Company means, and shall be deemed to have occurred upon, any of the following events 1) any person (other than those persons in control of the Company as of the effective date of the 1997 Incentive Plan, a trustee or other fiduciary holding securities under an employee benefit plan of the Company or a corporation owned directly or indirectly by the stockholders of the Company in substantially the same proportions as their ownership of stock of the Company) becomes the beneficial owner, directly or indirectly, of securities of the Company representing 30 percent or more of the combined voting power of the Company's then outstanding securities or 2) during any period of two consecutive years (not including any period prior to the effective date), the individuals who at the beginning of such period constitute the Board of Directors (and any new director, whose election by the Company's stockholders was approved by a vote of at least two-thirds of the directors then still in office who either were directors at the beginning of the period or whose election or nomination for election was so approved), cease for any reason to constitute a majority thereof, or 3) the stockholders of the Company approve (a) a plan of complete liquidation of the Company or (b) an agreement for the sale or disposition of all or substantially all the Company's assets or (c) a merger, consolidation, or reorganization of the Company with or involving any other corporation, other than a merger, consolidation, or reorganization that would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent at least 50 percent of the combined voting power of the voting securities of the Company (or such surviving entity) outstanding immediately after such merger, consolidation, or reorganization. The Company has determined that the Recapitalization did not result in such a Change in Control.

At the 1995 Annual Meeting, the Company's stockholders approved the Long-Term Incentive Plan (the "1995 Incentive Plan") authorizing the issuance of up to 500,000 shares of Company common stock pursuant to the grant or exercise of stock options, including incentive stock options, nonqualified stock options, SARs, restricted stock, performance units or shares and other incentive awards to executives and certain key employees. The Compensation Committee of the Board of Directors administers the 1995 Incentive Plan and determines to whom awards may be granted, the type of award as well as the number of shares of Company common stock to be covered by each award and the terms and conditions of such awards. The exercise price of stock options granted under the 1995 Incentive Plan cannot be less than 100 percent of the fair market value of such stock on the date of grant. Stock options granted pursuant to the 1995 Incentive Plan generally vest in four equal annual installments from the date of grant and generally expire 10 years after the date of grant. In the event of a Change in Control of the Company, awards granted under the 1995 Incentive Plan are subject to substantially similar provisions to those described under the 1997 Incentive Plan. The definition of Change in Control of the Company under the 1995 Incentive Plan is substantially similar to the definition described under the 1997 Incentive Plan.

At the 1995 Annual Meeting, the Company's stockholders approved the Non-Employee Directors Stock Option Plan (the "Directors Plan") authorizing the issuance of up to 200,000 shares of Company common stock pursuant to the grant or exercise of nonqualified stock options to outside directors. The Board of Directors administers the Directors Plan. The exercise price of stock options granted under the Directors Plan is equal to the fair market value of the Company's common stock on the date of grant. Stock options granted pursuant to the Directors Plan are immediately vested in full on the date of grant and generally expire 10 years after the date of grant.

Employment Agreements and Stock Option Grants

On June 28, 2001, the Company entered into an employment agreement with C. Michael Jacobi, its President and Chief Executive Officer. To induce Mr. Jacobi to enter into the employment agreement, on June 28, 2001, the Compensation Committee of the Board of Directors approved the Katy Industries, Inc. 2001 Chief Executive Officer's Plan. Under this plan, Mr. Jacobi was granted 978,572 stock options. Mr. Jacobi was also granted 71,428 stock options under the Company's 1997 Incentive Plan. The options vest unconditionally (assuming continued employment) in nine years from the date of the grant.

On September 4, 2001, the Company entered into an employment agreement with Amir Rosenthal, its Vice President, Chief Financial Officer, General Counsel and Secretary. To induce Mr. Rosenthal to enter into the employment agreement, on September 4, 2001, the Compensation Committee of the Board of Directors approved the Katy Industries, Inc. 2001 Chief Financial Officer's Plan. Under this plan, Mr. Rosenthal was granted 123,077 stock options. Mr. Rosenthal was also granted 76,923 stock options under the Company's 1995 Incentive Plan. All stock options granted to Mr. Rosenthal may vest over a three year period provided that certain performance measures are met in each year. However, the performance measures were not met in 2003 or 2002. The options vest unconditionally (assuming continued employment) in nine years from the date of grant.

The following table summarizes option activity under each of the 1997 Incentive Plan, 1995 Incentive Plan, the Chief Executive Officer's Plan, the Chief Financial Officer's Plan and the Directors Plan:

	Options	Exercise Price	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
Outstanding at December 31, 2000	763,800	$8.50–19.56	7.20 years	$12.07
Granted	1,429,000	$3.02– 4.74		$ 4.04
Exercised	—	—		—
Canceled	(314,150)	$8.50–18.13		$11.72
Outstanding at December 31, 2001	1,878,650	$3.02–19.56	8.83 years	$ 6.03
Granted	295,000	$3.11– 5.15		$ 3.65
Exercised	—	—		—
Canceled	(222,900)	$8.50–19.56		$12.38
Outstanding at December 31, 2002	1,950,750	$3.02–19.56	8.27 years	$ 4.94
Granted	36,000	$4.31– 4.85		$ 4.76
Exercised	—	—		—
Canceled	(187,550)	$3.11–19.56		$ 5.05
Outstanding at December 31, 2003	**1,799,200**	**$3.02–19.56**	**7.28 years**	**$ 4.92**
Vested and Exercisable at December 31, 2003	**260,534**			
Available to grant as of December 31, 2003	**310,339**			

The following table summarizes information about stock options outstanding at December 31, 2003:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	**Number Outstanding at 12/31/03**	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	**Number Exercisable at 12/31/03**	Weighted Average Exercise Price
$ 3.02– 5.15	**1,605,000**	7.71	$ 4.05	**68,334**	$ 3.58
$ 8.50–10.50	**92,400**	3.81	9.35	**90,400**	9.35
$13.19–13.50	**63,900**	2.96	13.23	**63,900**	13.23
$16.13–19.50	**37,900**	5.32	17.20	**37,900**	17.20
	1,799,200	7.28	$ 4.92	**260,534**	$10.39

During 2001, the Company promised to grant a non-employee consultant 200,000 options to purchase common stock. As of December 31, 2001, this grant had not occurred. However, the Company recorded compensation expense, with a corresponding increase to Additional Paid-in Capital, of $0.5 million during 2001 representing the fair value of options promised determined using a binomial option-pricing model. During 2002, the non-employee consultant was awarded 200,000 SARs under the 1997 Incentive Plan, in lieu of a grant of stock options. As of December 31, 2002 and 2003, these SARs were out-of-the-money. Therefore, the $0.5 million of compensation expense was reversed during 2002 and no compensation expense related to this award was recorded in 2003.

Please refer to Note 2 for a discussion of accounting for stock awards, and related fair value and pro forma earnings disclosures.

Note 16. Income Taxes

The provision for income taxes from continuing operations is based on the following pre-tax income:

(Thousands of dollars)	**2003**	2002	2001
Domestic	**$(21,662)**	$(48,112)	$(87,164)
Foreign	**(303)**	4,104	1,217
Total	**$(21,965)**	$(44,008)	$(85,947)

The (benefit) provision for income taxes from continuing operations consists of the following:

(Thousands of dollars)	**2003**	2002	2001
Current tax (benefit) provision:			
Federal	**$(5,084)**	$ (2,080)	$ (34)
State	**970**	337	208
Foreign	**956**	1,466	957
Total	**$(3,158)**	$ (277)	$ 1,131
Deferred tax (benefit) provision:			
Federal	**$ —**	$ 6,772	$(20,032)
State	**—**	1,185	(2,905)
Foreign	**—**	(198)	49
Total	**$ —**	$ 7,759	$(22,888)
Total (benefit) provision from continuing operations	**$(3,158)**	$ 7,482	$(21,757)

Actual income taxes reported from continuing operations are different than would have been computed by applying the federal statutory tax rate to income from continuing operations before income taxes. The reasons for this difference are as follows:

(Thousands of dollars)	**2003**	2002	2001
(Benefit) provision for income taxes at statutory rate	**$(7,688)**	$(15,403)	$(30,081)
State income taxes, net of federal benefit	**631**	219	(717)
Foreign tax rate differential	**1,062**	—	—
Foreign tax credits	**(406)**	—	—
Amortization of negative goodwill	—	—	(596)
Preferred interest of subsidiary	—	(281)	686
Discontinued operations	—	(3,638)	(925)
Cumulative effect of a change in accounting principle	—	1,676	—
Valuation allowance adjustments	**6,222**	24,895	9,748
Reduction of tax reserves	**(2,837)**	—	—
Other, net	**(142)**	14	128
Net (benefit) provision for income taxes	**$(3,158)**	$ 7,482	$(21,757)

The significant component of the Company's deferred income tax liabilities and assets are as follows:

(Thousands of dollars)	**2003**	2002
Deferred tax liabilities		
Waste-to-energy facility	**$ (7,390)**	$ (9,172)
Inventory costs	**(2,362)**	(2,263)
Undistributed earnings of equity investees	—	(1,699)
	$ (9,752)	$(13,134)
Deferred tax assets		
Allowance for doubtful receivables	**$ 956**	$ 1,943
Accrued expenses and other items	**16,622**	20,566
Difference between book and tax basis of property	**8,509**	7,445
Operating loss carry-forwards—domestic	**26,288**	22,747
Operating loss carry-forwards—foreign	**492**	543
Tax credit carry-forwards	**3,056**	2,718
	55,923	55,962
Less valuation allowance	**(46,171)**	(42,828)
	9,752	13,134
Net deferred income tax asset (liability)	**$ —**	$ —

At December 31, 2003, the Company had approximately $59.0 million of federal net operating loss carry-forwards ("Federal NOLs"), which will expire in years 2020 through 2023 if not utilized prior to that time. Due to tax laws governing change in control events and their relation to the Recapitalization, approximately $28.0 million of the Federal NOLs are subject to certain limitations as to the amount that can be used to offset taxable income in any single year. The remainder of the Company's domestic and foreign net operating loss carry-forwards relate to certain U.S. operating subsidiaries, primarily SESCO, and the Company's Canadian operations, respectively, and can only be used to offset income from these operations. At December 31, 2003, the Company's Canadian subsidiaries have Canadian net operating loss carry-forwards of approximately $1.4 million that expire in the years 2004 through 2010. SESCO has state net operating loss carry-forwards of $42.8 million at December 31, 2002 that expire in the years 2004 through 2019. The tax credit carry-forwards relate to United States federal minimum tax credits of $1.2 million that have no expiration date, general business credits of $0.1 million that expire in years 2011 through 2022, and foreign tax credit carryovers of $1.7 million that expire in the years 2004 through 2008.

During 2002, the Company realized a tax benefit of $2.1 million as a result of a change in federal tax law that governs the utilization of Federal NOLs. The Company offset this tax benefit to increase its valuation allowance.

The valuation allowance relates to federal, state and foreign net operating loss carry-forwards, foreign and domestic tax credits, and other deferred tax assets to the extent they exceed deferred tax liabilities. Katy's history of operating losses provides significant negative evidence with respect to the Company's ability to generate future taxable income, a requirement in order to recognize deferred tax assets on the Consolidated Balance Sheets. For this reason, the Company was unable to conclude that it was more likely than not that NOLs and other deferred tax assets would be utilized in the future.

Note 17. Lease Obligations

The Company, a lessee, has entered into non-cancelable leases for manufacturing and data processing equipment and real property with lease terms of up to ten years. Future minimum lease payments as of December 31, 2003 are as follows:

2004	$ 9,412
2005	7,972
2006	5,762
2007	4,945
2008	3,932
Later years	1,869
Total minimum payments	$33,892

Liabilities totaling $6.9 million were recorded on the Consolidated Balance Sheets at December 31, 2003, related to leased facilities that have been abandoned. These facilities were abandoned as cost saving measures as a result of efforts to restructure the Company's operations. These liabilities are stated at fair value (i.e., discounted), and include estimates of sub-lease revenue. See Note 21 for further detail on accrued amounts in both current and long-term liabilities related to non-cancelable, abandoned, leased facilities.

Rental expense for 2003, 2002 and 2001 for operating leases was $10.0 million, $12.5 million and $13.6 million, respectively. Also, $3.6 million of rent was paid and charged against liabilities in 2003 for non-cancelable leases at facilities abandoned as a result of restructuring initiatives.

Note 18. Related Party Transactions

In connection with the Contico International, L.L.C. (now CCP) acquisition on January 8, 1999, the Company entered into building lease agreements with Newcastle. Lester Miller, the former owner of CCP, and a Katy director from 1999 to 2000, is the majority owner of Newcastle. Since the acquisition of CCP, several additional properties utilized by CCP are leased directly from Lester Miller. Rental expense for these properties approximates historical market rates. Related party rental expense for the years ending December 31, 2003, 2002 and 2001 was approximately $0.5 million, $0.8 million and $1.5 million, respectively.

The Company paid Newcastle $0.1 million, $1.3 million and $2.0 million of preferred dividends for the years ended December 31, 2003, 2002 and 2001, respectively, on the preferred units of CCP held by Newcastle. The decreases in dividends were due to the early redemption at a 40% discount, of half of the preferred interest at the time of the Recapitalization in June 2001. On February 3, 2003, the remainder of the preferred interest was redeemed at a 40% discount. See Note 14.

Kohlberg, whose affiliate holds all 925,750 shares of our Convertible Preferred Stock, provides ongoing management oversight and advisory services to Katy. We paid $0.5 million, $0.5 million and $0.3 million for such services in 2003, 2002 and 2001, respectively, and expect to pay $0.5 million annually in future years. Such amounts are recorded in selling, general and administrative expenses in the Consolidated Statements of Operations.

Note 19. Industry Segments and Geographic Information

The Company is a manufacturer and distributor of a variety of industrial and consumer products, including sanitary maintenance supplies, coated abrasives, and electrical products. Principal markets are in the United States, Canada, and Europe and include the sanitary maintenance, restaurant supply, retail, electronic, automotive, and computer markets. These activities are grouped into two industry segments: Electrical Products and Maintenance Products. During 2003, Wal*Mart and Lowe's accounted for 17% and 11%, respectively, of consolidated net sales. Sales to Wal*Mart are made by six separate operating divisions (Woods, Consumer, Glit/Microtron, Woods Canada, Wilen and Jan/San). Sales to Lowe's are made by two separate business units (Woods and Consumer). However, a significant loss of business at either of these retail outlets could have a material adverse impact on the Company's results. The table below and the narrative that follows summarize the key factors in the year-to-year changes in operating results.

Years Ended December 31, *(Thousands of dollars)*		**2003**	2002	2001
Maintenance Products Group				
Net external sales		**$285,289**	$300,336	$311,574
Operating loss		**(7,924)**	(22,736)	(41,589)
Operating deficit		**(2.8)%**	(7.6)%	(13.3)%
Impairments of long-lived assets		**11,516**	20,812	36,087
Severance, restructuring and related charges		**5,720**	13,629	3,489
Depreciation and amortization		**20,162**	17,625	19,414
Capital expenditures		**12,366**	9,228	9,975
Total assets		**176,214**	195,121	228,482
Electrical Products Group				
Net external sales		**$151,121**	$144,242	$130,949
Operating income (loss)		**13,026**	2,874	(166)
Operating margin		**8.6%**	2.0%	(0.1)%
Impairments of long-lived assets		**364**	392	1,565
Severance, restructuring and related charges		**2,083**	5,239	1,552
Depreciation and amortization		**1,217**	1,484	220
Capital expenditure		**833**	601	301
Total assets		**51,353**	48,228	51,591
Net external sales	—Operating segments	**$436,410**	$444,578	$442,523
	—Other [a]	**—**	1,177	4,585
	Total	**$436,410**	$445,755	$447,108
Operating income (loss)	—Operating segments	**$ 5,102**	$ (19,862)	$ (41,755)
	—Other [a]	**—**	(6,989)	(9,782)
	—Unallocated corporate	**(14,007)**	(10,998)	(21,239)
	Total	**$ (8,905)**	$ (37,849)	$ (72,776)
Impairments of long-lived assets	—Operating segments	**$ 11,880**	$ 21,204	$ 37,652
	—Other [a]	**—**	—	9,817
	Total	**$ 11,880**	$ 21,204	$ 47,469
Severance, restructuring and related charges	—Operating segments	**$ 7,803**	$ 18,868	$ 5,041
	—Other [a]	**—**	207	—
	—Unallocated corporate	**329**	80	8,339
	Total	**$ 8,132**	$ 19,155	$ 13,380
Depreciation and amortization	—Operating segments	**$ 21,379**	$ 19,109	$ 19,634
	—Other [a]	**—**	—	225
	—Unallocated corporate	**575**	150	375
	Total	**$ 21,954**	$ 19,259	$ 20,216
Capital expenditures	—Operating segments	**$ 13,199**	$ 9,829	$ 10,276
	—Other [a]	**—**	—	524
	—Unallocated corporate	**125**	158	179
	—Discontinued operations	**111**	132	1,587
	Total	**$ 13,435**	$ 10,119	$ 12,566
Total assets	—Operating segments	**$227,567**	$243,349	$280,073
	—Other [a]	**1,627**	7,626	8,995
	—Unallocated corporate	**12,514**	13,185	25,942
	—Discontinued operations	**—**	11,817	32,945
	Total	**$241,708**	$275,977	$347,955

[a] Amounts shown as "other" represent items associated with Katy's waste-to-energy facility, its equity investment in the shrimp harvesting and farming operation and Thorsen Tools (a business sold in 2001).

The Company operates businesses in the United States and foreign countries. The operations for 2003, 2002 and 2001 of businesses within major geographic areas are summarized as follows:

(Thousands of dollars)	United States	Canada	U.K.	Europe (Excluding U.K.)	Other	Consolidated
2003:						
Sales to unaffiliated customers	**$351,796**	**$42,765**	**$32,333**	**$5,167**	**$4,349**	**$436,410**
Total assets	**$191,599**	**$23,260**	**$26,615**	**$ —**	**$ 234**	**$241,708**
2002:						
Sales to unaffiliated customers	$367,427	$40,486	$28,121	$5,376	$4,345	$445,755
Total assets	$235,802	$16,616	$23,559	$ —	$ —	$275,977
2001:						
Sales to unaffiliated customers	$379,455	$36,410	$26,499	$ 655	$4,089	$447,108
Total assets	$302,383	$21,455	$22,313	$ 880	$ 924	$347,955

Net sales for each geographic area include sales of products produced in that area and sold to unaffiliated customers, as reported in the Consolidated Statements of Operations.

Note 20. Commitments and Contingencies

The Company and certain of its current and former direct and indirect corporate predecessors, subsidiaries and divisions are involved in remedial activities at certain present and former locations and have been identified by the United States Environmental Protection Agency, state environmental agencies and private parties as potentially responsible parties (PRPs) at a number of hazardous waste disposal sites under the Comprehensive Environmental Response, Compensation and Liability Act (Superfund) or equivalent state laws and, as such, may be liable for the cost of cleanup and other remedial activities at these sites. Responsibility for cleanup and other remedial activities at a Superfund site is typically shared among PRPs based on an allocation formula. Under the federal Superfund statute, parties could be held jointly and severally liable, thus subjecting them to potential individual liability for the entire cost of cleanup at the site. Based on its estimate of allocation of liability among PRPs, the probability that other PRPs, many of whom are large, solvent, public companies, will fully pay the costs apportioned to them, currently available information concerning the scope of contamination, estimated remediation costs, estimated legal fees and other factors, the Company has recorded and accrued for environmental liabilities at amounts that it deems reasonable and believes that any liability with respect to these matters in excess of the accruals will not be material. The ultimate costs will depend on a number of factors and the amount currently accrued represents management's best current estimate of the total costs to be incurred. The Company expects this amount to be substantially paid over the next one to four years. The most significant environmental matter in which the Company is currently involved relates to the W.J. Smith site. In 1993, the United States Environmental Protection Agency (EPA) initiated a Unilateral Administrative Order Proceeding under Section 7003 of the Resource Conservation and Recovery Act (RCRA) against W.J. Smith and Katy. The proceeding requires certain actions at the W.J. Smith site and certain off-site areas, as well as development and implementation of additional cleanup activities to mitigate off-site releases. In December 1995, W.J. Smith, Katy and EPA agreed to resolve the proceeding through an Administrative Order on Consent under Section 7003 of RCRA. Pursuant to the Order, W.J. Smith is currently implementing a cleanup to mitigate off-site releases.

In December 1996, Banco del Atlantico ("plaintiff"), a bank located in Mexico, filed a lawsuit in Texas against Woods, a subsidiary of Katy, and against certain past and/or then present officers, directors and former owners of Woods (collectively, "defendants"). The plaintiff alleges that the defendants participated in violations of the Racketeer Influenced and Corrupt Organizations Act ("RICO") involving allegedly fraudulently obtained loans from Mexican banks, including the plaintiff, and "money laundering" of the proceeds of the illegal enterprise. In its recently-filed Amended Complaint, the plaintiff also alleges violations of the Indiana RICO and Crime Victims Act. All of the foregoing is alleged to have occurred prior to Katy's purchase of Woods.

The plaintiff alleges that it made loans to a Mexican corporation controlled by certain past officers and directors of Woods based upon fraudulent representations and guarantees. In addition to its fraud, conspiracy, and RICO claims, the plaintiff seeks recovery upon certain alleged guarantees purportedly executed by Woods Wire Products, Inc., a predecessor company from which Woods purchased certain assets in 1993. The primary legal theories under which the plaintiff seeks to hold Woods liable for its alleged damages are respondeat superior, conspiracy, successor liability, or a combination of the three.

On March 31, 2003, the Southern District of Texas court ordered that the case be transferred to the Southern District of Indiana on the ground that Indiana has a closer relationship to this case than Texas.

The case is currently pending in the Southern District of Indiana. The plaintiff filed its Amended Complaint on December 17, 2003. Pursuant to court order, the defendants filed motions to dismiss the Amended Complaint on February 17, 2004. All defendants have moved to dismiss the Amended Complaint and all claims contained within it on grounds of forum non conveniens and comity. All defendants have also moved to dismiss the Indiana RICO and Indiana Crime Victims Act claims as barred by the applicable statutes of limitations. Additionally, Woods and certain other defendants have separately moved to dismiss certain claims of the Amended Complaint pursuant to Federal Rules of Civil Procedure 12(b)(6) and 9(b) for failure to state a claim upon which relief can be granted. The plaintiff's responses to these motions to dismiss have not yet been filed. The parties are currently engaged in discovery, and the trial of the action (assuming any is needed) is scheduled for January 2006.

The plaintiff is claiming damages in excess of $24 million and is requesting that damages be trebled under Indiana and federal RICO, and/or the Indiana Crime Victims Act. Because defendants' motions to dismiss have not yet been briefed and certain jurisdictional issues have not yet been fully adjudicated, it is not possible at this time for the Company to reasonably determine an outcome or accurately estimate the range of potential exposure. Katy may have recourse against the former owner of Woods and others for, among other things, violations of covenants, representations and warranties under the purchase agreement through which Katy acquired Woods, and under state, federal and common law. Woods may also have indemnity claims against the former officers and directors. In addition, there is a dispute with the former owners of Woods regarding the final disposition of amounts withheld from the purchase price, which may be subject to further adjustment as a result of the claims by the plaintiff. The extent or limit of any such adjustment cannot be predicted at this time. An adverse judgment in this matter could have a material impact on the Company's results of operations, liquidity and financial position if the Company were not able to exercise recourse against the former owner of Woods.

Katy also has a number of product liability and workers' compensation claims pending against it and its subsidiaries. Many of these claims are proceeding through the litigation process and the final outcome will not be known until a settlement is reached with the claimant or the case is adjudicated. The Company estimates that it can take up to 10 years from the date of the injury to reach a final outcome on certain claims. With respect to the product liability and workers' compensation claims, Katy has provided for its share of expected losses beyond the applicable insurance coverage, including those incurred but not reported to the Company or its insurance providers, which are developed using actuarial techniques. Such accruals are developed using currently available claim information, and represent management's best estimates. The ultimate cost of any individual claim can vary based upon, among other factors, the nature of the injury, the duration of the disability period, the length of the claim period, the jurisdiction of the claim and the nature of the final outcome.

Although management believes that these actions individually and in the aggregate are not likely to have a material adverse effect on the Company, further costs could be significant and will be recorded as a charge to operations when, and if, current information dictates a change in management's estimates.

Note 21. Severance Restructuring and Related Charges

The Company has initiated several cost reduction and facility consolidation initiatives since the Recapitalization, resulting in severance, restructuring and related charges over the past three years. A summary (by major initiative) is as follows:

	2003	2002	2001
Consolidation of St. Louis manufacturing/distribution facilities	**$3,731**	$11,698	$ 644
Shutdown of Woods Canada manufacturing	**1,497**	—	—
Consolidation of abrasives facilities	**1,151**	—	—
Senior management transition and headcount rationalization	**645**	670	8,292
Shutdown of Woods manufacturing	**503**	2,447	718
Consolidation of administrative functions for CCP	**314**	205	—
Consultant—outsourcing	**84**	3,588	2,326
Corporate office relocation	—	260	949
Other	**207**	287	451
Total severance, restructuring and related costs	**$8,132**	$19,155	$13,380

Consolidation of St. Louis Manufacturing/Distribution Facilities—Starting in 2001, the Company developed a plan to consolidate the manufacturing and distribution of the four CCP facilities in the St. Louis area. In 2003, costs of $3.7 million related to the establishment of and adjustments to non-cancelable lease liabilities for abandoned facilities ($2.3 million), the movement of inventory and equipment to other facilities ($1.0 million) and severance ($0.4 million). During 2002, costs were incurred related to the establishment of non-cancelable lease liabilities for abandoned facilities ($10.9 million), the movement of equipment from Warson to Bridgeton ($0.5 million), and severance and other costs ($0.3 million). In 2001, costs were incurred primarily for manufacturing restructuring initiatives at Hazelwood.

Shutdown of Woods Canada Manufacturing—In December 2003, Woods Canada closed its manufacturing facility in Toronto, Ontario, after a decision was made to source all of its products from Asia. This action resulted in $1.5 million of severance payments to approximately 100 terminated employees. Woods Canada expects to incur additional costs in the first half of 2004, primarily for a non-cancelable lease accrual associated with an expected sale/leaseback transaction and idle capacity as a result of the shutdown.

Consolidation of Abrasives Facilities—In 2003, the Company initiated a plan to consolidate the manufacturing facilities of its abrasives business in order to implement a more competitive cost structure. It is expected that the Lawrence, Massachusetts and the Pineville, North Carolina facilities will be closed in 2004 and those operations consolidated into the newly expanded Wrens, Georgia facility. Costs were incurred in 2003 related to preparation activities at Wrens ($0.7 million) and severance for expected terminations at the Lawrence facility ($0.4 million).

Shutdown of Woods Manufacturing—During 2002 a major restructuring occurred at the Woods business unit. After significant study and research into different sourcing alternatives, Katy decided that Woods would source all of its products from Asia. In December 2002, Woods shut down all U.S. manufacturing facilities, which were in suburban Indianapolis and in southern Indiana. In 2003, Woods incurred costs of $0.5 million primarily for an adjustment to a non-cancelable lease accrual due to a change in sub-lease assumptions. During 2002, costs of $2.4 million were incurred for severance and other exit costs, including severance, pension, and other employee-related costs associated with the employee terminations ($1.5 million), the creation of a liability for non-cancelable lease costs at abandoned production facilities ($0.8 million) and other exit costs were incurred related to facility repairs and other minor expenses ($0.1 million). In 2001, costs were incurred related to the closure of facilities in Loogootee and Bloomington, Indiana, as well as the Hong Kong office of Katy International, a subsidiary which coordinates sourcing of products from Asia.

Senior Management Transition and Headcount Rationalization—Since the Recapitalization in 2001, the Company has performed an evaluation and rationalization of management talent. In 2003, severance costs were incurred for the elimination of certain employees at corporate ($0.3 million) and in the Maintenance Products Group ($0.3 million). The amounts recorded in 2002 principally relate to headcount reduction across the Maintenance Products Group. During 2001, costs related to the payment or accrual of severance and other expenses associated with the management transition as a result of the Recapitalization ($6.2 million), restructuring efforts that resulted in severance payments to various individuals at CCP ($1.8 million) and the remainder for additional severance within the Maintenance Products Group ($0.3 million).

Consolidation of Administrative Functions for CCP—Katy has incurred various costs in 2003 and 2002 for the integration of back office and administrative functions into St. Louis, Missouri from the various operating divisions within the Maintenance Products Group. The most significant project is the centralization of the customer service functions for the CCP (Jan/San), Glit/Microtron, and Wilen businesses.

Consultant—Outsourcing—In order to achieve a more competitive cost structure, the Company has worked with consultants on sourcing and other manufacturing and production efficiency initiatives. During 2003 and 2002, fees were paid to a consultant for initiatives related primarily to sourcing products for the Woods and Woods Canada businesses and the Wilen (mop, brooms and brush) business unit. The costs in 2001 were of a similar nature and included $0.5 million for the fair value of stock appreciation rights awarded to this non-employee firm.

Corporate Office Relocation—Following the Recapitalization, the Company closed the former corporate headquarters in Englewood, Colorado and an adjunct corporate office in Chicago, Illinois. A significant portion of the costs incurred in 2002 and 2001 related to non-cancelable lease accruals, moving expenses and employee relocations.

Other—Costs in 2003 relate to the closure of CCP's metals facility in Santa Fe Springs, California. During 2002, costs were incurred for legal fees and involuntary termination benefits related to SESCO. In 2001, the Company recorded costs for the consolidation of warehouses ($0.3 million) and legal fees related to SESCO.

The table below details activity in restructuring and related reserves since December 31, 2001.

	Total	One-time Termination Benefits [a]	Contract Termination Costs [b]	Other [c]
Restructuring and related liabilities at December 31, 2001	$ 3,013	$ 1,271	$ 431	$ 1,311
Additions to restructuring liabilities	19,155	2,616	11,826	4,713
Payments on restructuring liabilities	(7,669)	(1,802)	(1,372)	(4,495)
Restructuring and related liabilities at December 31, 2002	$14,499	$ 2,085	$10,885	$ 1,529
Additions to restructuring liabilities	8,132	3,313	2,982	1,837
Payments on restructuring liabilities	(14,155)	(3,828)	(7,016)	(3,311)
Restructuring and related liabilities at December 31, 2003	**$ 8,476**	**$ 1,570**	**$ 6,851**	**$ 55**

[a] Includes severance, benefits, and other employee-related costs associated with the employee terminations.

[b] Includes charges related to non-cancelable lease liabilities for abandoned facilities, net of potential sub-lease revenue.

[c] Includes charges associated with moving inventory, machinery and equipment, consolidation of administrative and operational functions, and consultants working on sourcing and other manufacturing and production efficiency initiatives.

The table below details activity in restructuring and related reserves by operating segment since December 31, 2001.

	Total	Maintenance Products Group	Electrical Products Group	Corporate
Restructuring and related liabilities at December 31, 2001	$ 3,013	$ 892	$ 1,029	$ 1,092
Additions to restructuring liabilities	19,155	13,537	5,155	463
Payments on restructuring liabilities	(7,669)	(3,745)	(2,872)	(1,052)
Restructuring and related liabilities at December 31, 2002	$ 14,499	$10,684	$ 3,312	$ 503
Additions to restructuring liabilities	8,132	5,696	2,084	352
Payments on restructuring liabilities	(14,155)	(9,811)	(3,647)	(697)
Restructuring and related liabilities at December 31, 2003	**$ 8,476**	**$ 6,569**	**$ 1,749**	**$ 158**

The table below summarizes the future obligations for severance, restructuring and other related charges by operating segment detailed above:

	Total	Maintenance Products Group	Electrical Products Group	Corporate
2004	$4,046	$2,680	$1,208	$158
2005	1,954	1,596	358	—
2006	1,270	1,087	183	—
2007	542	542	—	—
2008	166	166	—	—
Thereafter	498	498	—	—
Total Payments	$8,476	$6,569	$1,749	$158

Note 22. Quarterly Results of Operations (Unaudited)

2003	1st Qtr.	2nd Qtr.	3rd Qtr.	4th Qtr.
Net sales as reported previously	$95,840	$105,359	$125,901	$ —
Discontinued operations	(5,388)	(3,898)	—	—
Net sales as adjusted	$90,452	$101,461	$125,901	$118,596
Gross profit as reported previously	$16,768	$ 15,555	$ 20,226	$ —
Discontinued operations	(2,482)	(1,606)	—	—
Gross profit as adjusted	$14,286	$ 13,949	$ 20,226	$ 22,386
Loss from continuing operations reported previously	$ (1,918)	$ (5,006)	$ (8,534)	$ —
Discontinued operations (net of tax)	(984)	(545)	—	—
Loss (income) from continuing operations adjusted	$ (2,902)	$ (5,551)	$ (8,534)	$ (1,900)
Income from discontinued operations reported previously	$ 74	$ (196)	$ 8,116	$ —
Discontinued operations (net of tax)	984	545	—	—
Income (loss) from discontinued operations adjusted	$ 1,058	$ 349	$ 8,116	$ —
Net loss	$ (1,844)	$ (5,202)	$ (418)	$ (1,900)
Gain on early redemption of preferred interest in subsidiary	6,560	—	—	—
Payment in kind of dividends on convertible preferred stock	(3,014)	(3,011)	(3,324)	(3,462)
Net income (loss) attributable to common stockholders	$ 1,702	$ (8,213)	$ (3,742)	$ (5,362)
Loss per share of common stock—Basic and diluted [a]				
Loss from continuing operations attributable to common stockholders	$ 0.08	$ (1.02)	$ (1.44)	$ (0.65)
Discontinued operations (net of tax)	0.12	0.04	0.99	—
Net loss attributable to common stockholders	$ 0.20	$ (0.98)	$ (0.45)	$ (0.65)

[a] The sum of basic and diluted loss per share of common stock does not total to the basic and diluted loss per share reported in the Consolidated Statement of Operations or Note 12 due to the fluctuation of shares outstanding throughout the year versus shares outstanding as of December 31, 2003.

Effective with the reporting of interim results for the period ended September 30, 2003, Katy classified the results and financial position of Duckback in discontinued operations for all interim periods presented. Duckback was sold on September 16, 2003. Effective with the reporting of year-end results in these consolidated financial statements, Katy classified the results and financial position of Duckback in discontinued operations for all annual periods presented.

The gain on sale of discontinued operations and the income from operations of discontinued operations as originally reported for the third quarter of 2003 was restated to reflect reductions of $3.8 million and $0.3 million, respectively, for a tax provision allocable to each of those amounts. This revision also adjusted the provision for income taxes from a provision of $0.9 million to a benefit from income taxes of $3.2 million. The revision reduced the previously reported basic and diluted loss per share amounts from continuing operations attributable to common stockholders for the three months ended September 30, 2003 by $0.49 and reduced basic and diluted income per share amounts from discontinued operations for the same period by $0.49. Please refer to the Company's Form 10-Q/A filed on March 26, 2004.

During 2003, the Company recorded the following quarterly pre-tax charges for severance, restructuring and related charges and impairments of long-lived assets:

	1st Qtr.	**2nd Qtr.**	**3rd Qtr.**	**4th Qtr.**
Severance, restructuring and related charges	**$228**	**$1,713**	**$3,871**	**$2,320**
Impairments of long-lived assets	**$ —**	**$1,800**	**$5,255**	**$4,825**

2002	1st Qtr.	2nd Qtr.	3rd Qtr.	4th Qtr.
Net sales as reported previously	$101,525	$108,461	$134,401	$ —
Discontinued operations	(5,312)	(3,955)	—	—
Net sales as adjusted	$ 96,213	$104,506	$134,401	$110,635
Gross profit as reported previously	$ 17,473	$ 17,734	$ 21,607	$ —
Discontinued operations	(2,353)	(1,692)	—	—
Gross profit as adjusted	$ 15,120	$ 16,042	$ 21,607	$ 19,408
Loss from continuing operations reported previously	$ (8,085)	$ (7,270)	$ (17,587)	$ —
Discontinued operations (net of tax)	(1,435)	(917)	—	
Loss from continuing operations adjusted	$ (9,520)	$ (8,187)	$ (17,587)	$ (17,789)
Income from discontinued operations reported previously	$ 495	$ 700	$ 1,028	$ —
Discontinued operations (net of tax)	1,435	917	—	—
Income (loss) from discontinued operations adjusted	$ 1,930	$ 1,617	$ 1,028	$ (117)
Gain on sale of discontinued operations (net of tax)	$ —	$ —	$ —	$ 3,306
Loss before cumulative effect of a change in accounting principle	$ (7,590)	$ (6,570)	$ (16,559)	$ (23,516)
Cumulative effect of a change in accounting principle (net of tax)	—	—	(4,190)	1,676
Net loss	(7,590)	(6,570)	(20,749)	(21,840)
Payment in kind of dividends on convertible preferred stock	(2,622)	(2,615)	(2,615)	(3,284)
Net loss attributable to common stockholders	$ (10,212)	$ (9,185)	$ (23,364)	$ (25,124)
Loss per share of common stock—Basic and diluted				
Loss from continuing operations attributable to common shareholders	$ (1.45)	$ (1.29)	$ (2.41)	$ (2.52)
Discontinued operations (net of tax)	0.23	0.19	0.12	(0.68)
Cumulative effect of a change in accounting principle (net of tax)	—	—	(0.50)	0.20
Net loss attributable to common stockholders	$ (1.22)	$ (1.10)	$ (2.79)	$ (3.00)

During 2002, the Company recorded the following quarterly pre-tax charges for severance, restructuring and related charges and impairments of long-lived assets:

	1st Qtr.	2nd Qtr.	3rd Qtr.	4th Qtr.
Severance, restructuring and related charges	$2,296	$3,785	$ 9,486	$3,588
Impairments of long-lived assets	$ —	$2,394	$10,986	$7,824

Note 23. Supplemental Balance Sheet Information

The following table provides detail regarding other assets shown on the Consolidated Balance Sheets:

	2003	2002
Capitalized debt costs	**$4,313**	$ 5,684
Notes and other receivables—sales of subsidiaries	**994**	3,416
Other	**3,428**	3,195
Total	**$8,735**	$12,295

The following table provides detail regarding accrued expenses shown on the Consolidated Balance Sheets:

	2003	2002
Contingent liabilities	**$15,735**	$15,037
Advertising and rebates	**10,440**	12,973
Non-cancelable lease liabilities—restructuring	**2,424**	4,239
Other restructuring	**1,622**	3,220
SESCO note payable to Montenay	**1,000**	1,000
Professional services	**796**	2,645
Other	**8,221**	8,455
Total	**$40,238**	$47,569

Contingent liabilities consist of accruals for estimated losses associated with environmental issues, the uninsured portion of general and product liability and workers' compensation claims, and a purchase price adjustment associated with the purchase of a subsidiary.

The following table provides detail regarding other liabilities shown on the Consolidated Balance Sheets:

	2003	2002
Deferred compensation	**$ 4,960**	$ 4,857
Non-cancelable lease liabilities—restructuring	**4,430**	6,648
SESCO note payable to Montenay	**3,304**	3,973
Other restructuring	**—**	393
Other	**3,350**	1,655
Total	**$16,044**	$17,526

Note 24. Supplemental Cash Flow Information

Cash paid and (received) during the year for interest and income taxes is as follows:

	2003	2002	2001
Interest	**$2,688**	$4,733	$11,333
Income taxes	**$2,924**	$ (416)	$ (2,406)

Significant non-cash transactions include the accrual of PIK dividends on the Convertible Preferred Stock of $12.8 million in 2003, $11.1 million in 2002, and $4.5 million in 2001. The PIK dividends are recorded at fair value. In this case, each convertible preferred share is translated to its common equivalent (16.6667 common shares per each convertible preferred share) and multiplied by $6.00, which is the value of each common share equivalent given the proceeds from the issuance of the Convertible Preferred Stock. Also during 2003 and 2001, a gain of $6.6 million and $6.6 million, respectively, was realized on the early redemptions of the preferred interest in a subsidiary (see Note 13), and a note receivable of $1.0 million was issued upon the sale of the Thorsen Tools business.

MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Our common stock is traded on the New York Stock Exchange (NYSE). The following table sets forth high and low sales prices for the common stock in composite transactions as reported on the NYSE composite tape for the prior two years and cash dividends declared during the respective periods.

Period	High	Low	Dividends Declared
2003			
First Quarter	**$3.61**	**$2.54**	**$.000**
Second Quarter	**4.89**	**2.40**	**.000**
Third Quarter	**5.20**	**4.80**	**.000**
Fourth Quarter	**6.75**	**5.20**	**.000**
2002			
First Quarter	$6.75	$3.40	$.000
Second Quarter	6.28	4.85	.000
Third Quarter	4.99	2.90	.000
Fourth Quarter	3.70	2.50	.000

Dividends are paid at the discretion of the Board of Directors. On March 30, 2001, our Board of Directors decided to suspend quarterly dividends in order to preserve cash for operations.

As of March 15, 2004, there were approximately 680 holders of record of our common stock, in addition to approximately 1,500 holders in street name, and there were 7,880,877 shares of common stock outstanding.

CORPORATE
INFORMATION

Board of Directors

CHRISTOPHER W. ANDERSON (1) (3)
Associate, Kohlberg & Co.

WILLIAM F. ANDREWS (2) (4)
Chairman of the Board

ROBERT M. BARATTA
Former President and
Chief Executive Officer

DANIEL B. CARROLL (2) (4)
Private Investor

WALLACE E. CARROLL, JR. (3)
Chairman of the Board, CRL, Inc.

SAMUEL P. FREIDER (4)
Principal, Kohlberg & Co.

C. MICHAEL JACOBI (1)
President and
Chief Executive Officer

JAMES A. KOHLBERG
Co-Founder and Managing Principal,
Kohlberg & Co.

CHRISTOPHER LACOVARA (1) (2) (3)
Principal, Kohlberg & Co.

Executive Officers

C. MICHAEL JACOBI
President and
Chief Executive Officer

AMIR ROSENTHAL
Vice President,
Chief Financial Officer,
General Counsel and Secretary

THOMAS D. BURNS
President, Commercial Products

DAVID S. RAHILLY
President, Consumer Products

Headquarters

765 Straits Turnpike
Middlebury, Connecticut 06762
Telephone: (203) 598-0397
Fax: (203) 598-0712

Investor Relations

Stockholders and all prospective investors are welcome to call, write or visit our website (www.katyindustries.com) with questions or requests for additional information.

Contact: Amir Rosenthal
Vice President, Chief Financial Officer, General Counsel
and Secretary.

Independent Auditors

PricewaterhouseCoopers LLP
800 Market Street
St. Louis, Missouri 63101

Internal Auditors

Ernst & Young LLP
The Plaza in Clayton, Suite 1300
190 Carondelet Plaza
St. Louis, Missouri 63105-3434

Principal Outside Counsel

Hunton & Williams LLP
Bank of America Plaza, Suite 4100
600 Peachtree Street, N.E.
Atlanta, Georgia 30308-2216

Stockholder Inquiry Service

Correspondence concerning stockholder accounts should be directed to the Transfer Agent and Registrar:

LaSalle Bank N.A.
135 S. LaSalle Street, Room 1811
Chicago, Illinois 60603
(800) 246-5761

Shares Listed

Common—New York Stock Exchange (Symbol: KT) Daily stock prices are listed in major newspapers, generally alphabetically under "KatyInd."

Stockholder Information

Additional copies of this annual report, proxy statement and Form 10-K filed with the Securities and Exchange Commission, recent and historical financial data and other information about Katy Industries are available without charge to interested stockholders upon request to:
Michael C. Paul
Corporate Director of
Financial Reporting and Treasurer
765 Straits Turnpike
Middlebury, Connecticut 06762

or by accessing Katy's website, www.katyindustries.com.
Select "Annual Reports" from the main menu.

Forward-Looking Statements

The statements contained in this Annual Report that are not historical in nature are forward-looking statements. Forward-looking statements are not guarantees since there are inherent difficulties in predicting future results, and actual results could differ materially from those expressed or implied in the forward-looking statements. For a list of major factors that could cause actual results to differ materially from those projected, refer to the Katy Industries' 2003 Form 10-K, filed with the Securities and Exchange Commission.

(1) Executive Committee (2) Audit Committee (3) Compensation Committee (4) Nominating and Governance Committee

This Annual Report should be read in conjunction with Katy Industries' proxy statement dated April 29, 2004 and the Form 10-K. Copies of the proxy statement and Form 10-K may be obtained online at www.katyindustries.com.

Designed by Curran & Connors, Inc. / www.curran-connors.com

KATY INDUSTRIES, INC.
765 Straits Turnpike
Middlebury, CT 06762